     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 28, 1997

                                                      REGISTRATION NO. 333-26861
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 2


                                       TO


                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                            TRENDWEST RESORTS, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

           OREGON                           6552                         93-1004403
(State or other jurisdiction    (Primary standard Industrial          (I.R.S. Employer
     of incorporation or         Classification Code Number)       Identification Number)
        organization)

       12301 N.E. 10TH PLACE, BELLEVUE, WASHINGTON 98005, (425) 990-2300
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)

    GARY A. FLORENCE, VICE PRESIDENT, CHIEF FINANCIAL OFFICER AND TREASURER
                            TRENDWEST RESORTS, INC.
       12301 N.E. 10TH PLACE, BELLEVUE, WASHINGTON 98005, (425) 990-2300
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                   Copies to:

               DAVID R. WILSON                                 PETER LILLEVAND
       FOSTER PEPPER & SHEFELMAN PLLC                ORRICK, HERRINGTON & SUTCLIFFE LLP
        1111 THIRD AVENUE, SUITE 3400                 OLD FEDERAL RESERVE BANK BUILDING
          SEATTLE, WASHINGTON 98101                          400 SANSOME STREET
               (206) 442-8116                          SAN FRANCISCO, CALIFORNIA 94111
                                                               (415) 392-1122

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  As soon as practicable after this Registration Statement becomes effective.

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
================================================================================

     Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.


                   SUBJECT TO COMPLETION, DATED JULY 28, 1997



                                2,875,000 SHARES


                         [TRENDWEST RESORTS, INC. LOGO]


                                  COMMON STOCK



     Of the 2,875,000 shares of Common Stock ("Common Stock") of Trendwest Resorts, Inc. (the "Company" or "Trendwest") offered hereby (the "Offering"), 2,745,000 shares are being sold by the Company and 130,000 shares are being sold by the Selling Stockholder. See "Principal and Selling Stockholders." The Company will not receive any proceeds from the sale of shares by the Selling Stockholder. Prior to the Offering, there has been no public market for the Common Stock. It is currently estimated that the initial public offering price will be between $16.00 and $18.00 per share. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price. The Common Stock has been approved for quotation on the Nasdaq National Market under the symbol "TWRI."



     Immediately following the Offering, JELD-WEN, inc. ("Jeld-Wen") will own 13,725,821 shares of Common Stock (79.98% of the outstanding shares of Common Stock). Accordingly, Jeld-Wen will be able to elect all members of the Board of Directors and will have sufficient voting power to determine the outcome of all matters submitted to the stockholders for approval.


     SEE "RISK FACTORS" COMMENCING ON PAGE 10 OF THIS PROSPECTUS FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.
                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.
================================================================================

                                                                                    Proceeds to
                                   Price to       Underwriting     Proceeds to        Selling
                                    Public        Discount(1)       Company(2)      Stockholder
--------------------------------------------------------------------------------------------------
Per Share.....................        $                $                $                $
Total(3)......................        $                $                $                $

================================================================================

(1) See "Underwriting" for information concerning indemnification of the Underwriters and other matters.


(2) Before deducting expenses payable by the Company estimated at $1,100,000.



(3) The Company has granted to the Underwriters a 30-day option to purchase up to 431,250 additional shares of Common Stock solely to cover over-allotments, if any. If the Underwriters exercise this option in full,
    the Price to Public will total $           , the Underwriting Discount will
    total $           and the Proceeds to Company will total $           . See
    "Underwriting."



     The shares of Common Stock are offered by the several Underwriters named herein, when, as and if delivered and accepted by the Underwriters and subject to their right to reject any order in whole or in part. It is expected that the delivery of the certificates representing such shares will be made against
payment therefor at the office of Montgomery Securities on or about August   ,
1997.

                            ------------------------

MONTGOMERY SECURITIES                                       SALOMON BROTHERS INC
                                August   , 1997

     The following graphics are depicted:


        Map of western U.S., Hawaii, British Columbia and Baja Peninsula denoting the locations of WorldMark's resorts and the Company's sales offices and future resort locations.


     Photographs of Worldmark's resorts at Whistler, B.C.; Palm Springs, CA; Lake Chelan, WA; Gleneden Beach, OR; Los Cabos, Mexico; Ocean Shores, WA; Lake Tahoe, NV; Pismo Beach, CA; Leavenworth, WA; and Valley Isle, Hawaii. Photographs depicting various aspects of the Company's operations.


     CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING STABILIZING BIDS, SYNDICATE COVERING TRANSACTIONS AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."


     THIS PROSPECTUS RELATES ONLY TO THE SALE OF THE COMMON STOCK OFFERED HEREBY. PURCHASERS OF SHARES OF TRENDWEST RESORTS, INC. WILL NOT RECEIVE ANY INTEREST IN THE WORLDMARK RESORTS SHOWN HEREIN AS A RESULT OF THEIR OWNERSHIP OF COMMON STOCK.


     TRENDWEST RESORTS(R) and WORLDMARK, THE CLUB(R) are registered trademarks of the Company and WorldMark, the Club, respectively.

                               PROSPECTUS SUMMARY


     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial data, including the financial statements and notes thereto, included elsewhere in this Prospectus. Except as otherwise noted, all information in this Prospectus (i) assumes no exercise of the Underwriters' over-allotment option, (ii) gives effect to the consummation of the Consolidation Transactions (as defined herein), which will occur immediately prior to the closing of the Offering, and
(iii) reflects an adjustment for an approximately 513-for-1 stock split effected in July 1997. Unless the context otherwise indicates, the "Company" and "Trendwest" mean Trendwest Resorts, Inc. after giving effect to the consummation of the Consolidation Transactions.


                                  THE COMPANY


     Trendwest Resorts, Inc. markets, sells and finances timeshare ownership interests ("Vacation Ownership Interests") and acquires, develops and manages timeshare resorts. In 1996, Trendwest was ranked as one of the largest timeshare companies in the United States, according to published sales volume data in the Vacation Ownership World trade magazine. The Company's timeshare resorts are owned by and operated through WorldMark, the Club ("WorldMark"), a nonprofit mutual benefit corporation organized by Trendwest in 1989 to provide an innovative, flexible vacation ownership system. As of March 31, 1997, WorldMark had in excess of 41,000 members ("Owners") and owned and maintained an aggregate of 798 condominium-style units at 19 recreational resorts (the "WorldMark Resorts") in the western United States, Hawaii, British Columbia and Mexico. The Company presently sells Vacation Ownership Interests in Washington, Oregon and California, primarily through eight off-site sales offices.



     Trendwest sells Vacation Ownership Interests in the form of perpetual timeshare credits ("Vacation Credits") which are created by the transfer to WorldMark of resort units purchased or developed by the Company. Vacation Credits can be used by Owners to reserve units at any of the WorldMark Resorts, at any time during the year and in time increments as short as one day. The use of Vacation Credits is not tied to any particular resort unit or time period as is typical in the timeshare industry. The Company believes that the combination of multiple resorts and its Vacation Credit system provides Owners with an attractive range of vacation planning choices and values not generally available within the timeshare industry. The Company's Vacation Credit system with multiple WorldMark Resorts facilitates the sale of Vacation Credits at off-site sales offices located in major metropolitan areas and reduces dependence on on-site sales centers located at more remote resort locations.


     According to the American Resort Development Association ("ARDA"), the total annual sales volume for the timeshare industry increased from $490 million in 1980 to $4.76 billion in 1994 (the latest year for which data is published). Based on other industry information, the Company believes that timeshare sales volume for the timeshare industry exceeded $5 billion in 1995. The Company believes that, based on ARDA reports, the timeshare industry has benefited recently from increased consumer acceptance of the timeshare concept resulting from more effective governmental regulation of the industry, the entry into the industry by national lodging and hospitality companies and increased vacation flexibility resulting from the growth of timeshare exchange networks. The Company expects the timeshare industry to continue to grow as consumer awareness of the timeshare industry increases and as the baby boom generation (currently ages 32-50) moves through the 40-55 year age bracket, the age group of persons who purchased the most timeshare interests in 1994.

     The Company believes its operating strategy and vacation ownership system provide the following advantages over other timeshare companies:

     - Vacation Flexibility. The Company's Vacation Credit system allows Owners access to multiple WorldMark Resorts, permitting them to tailor their vacation according to their schedules, desired vacation length, location preferences and space requirements. The 19 WorldMark Resort locations provide access to a variety of vacation experiences, from skiing to golf, and a variety of settings, from beaches to mountains. Vacation time is reserved on a first come, first served basis. In 1996, based on information provided by Owner comment cards, the Company believes that approximately 73% of Owners received their first choice of resort location when reserving vacation time. To enhance Owner usage and facilitate weekend stays and stays shorter than one week, the Company purchases and develops a large percentage of WorldMark Resort units within a reasonable driving distance of the Company's primary metropolitan sales markets.


     - Appeal to Broad Consumer Base. The Company believes its Vacation Credit system enables it to market more effectively to potential customers with a broader range of income levels and vacation requirements than is addressed by most timeshare companies. The Company provides prospective purchasers with the opportunity to purchase varying increments of Vacation Credits suitable for their financial position and vacation needs. The Company's minimum purchase requirement of 6,000 Vacation Credits, which presently costs $7,800, makes entry into WorldMark affordable for a significant number of households. The Company also offers additional Vacation Credits to existing Owners ("Upgrades") in smaller increments, which accounted for approximately 12% Vacation Credit sales in 1996.


     - Marketing Through Off-Site Sales Offices. The Company's Vacation Credit system facilitates marketing Vacation Ownership Interests effectively at off-site sales offices. The Company believes the use of off-site sales offices enables it to attract a larger number of prospective purchasers to sales presentations than at sales offices at more remote resort locations. In addition, the location of sales offices in metropolitan areas provides the Company with the flexibility to establish sales offices in the most demographically attractive areas within a geographic market and to relocate sales offices quickly at a modest cost when conditions warrant.

     - Inventory Control. The Company's sale of Vacation Credits rather than deeded interests with weekly intervals at individual resorts enables it to schedule its resort acquisition and development activities in accordance with its anticipated sales volumes and to diversify the risk of its capital commitments among several resorts. Since all Vacation Credits have the same use rights and sell for the same price, the Company does not experience a buildup of inventory of less desirable resort units or interval dates which are difficult to sell. The Company can also develop resorts at desirable remote locations since it does not depend on on-site sales offices to generate sales.


     - Owner Satisfaction. The Company places great importance on Owner satisfaction. The Company believes that Owner satisfaction is achieved by maintaining a high level of quality at WorldMark Resorts, by increasing the number of resort locations and by satisfying Owners' first vacation requests a high percentage of the time. Of the 19 WorldMark Resorts, 12 have the highest rating from Resort Condominiums International Inc. ("RCI"), the world's largest timeshare exchange network, four have the second-highest rating from RCI, and three have been recently opened and have not yet been rated. The Company has increased the number of WorldMark Resorts from three in 1989 to its present 19 and intends to transfer two additional WorldMark Resorts during the remainder of 1997 and 1998. Although Owners have exchange privileges through the RCI network, the Company believes that Owner satisfaction with the WorldMark Resorts is demonstrated by the Owners' usage of approximately 74% of their Vacation Credits at WorldMark Resorts in 1996. The satisfaction of existing Owners with the WorldMark Resorts generates additional revenues to the Company through the sale of Upgrades ("Upgrade Sales") and from Owner referrals of new prospects.


     The Company's growth strategy is to (i) expand existing WorldMark Resorts and acquire and develop additional resorts primarily in the western United States, Hawaii, British Columbia and Mexico to provide additional Vacation Credits for sale by the Company and a wider range of WorldMark Resorts for use by Owners; (ii) increase sales and financings of Vacation Credits to new customers by expanding sales and marketing efforts, including opening additional off-site sales offices; and (iii) increase Upgrade Sales by establishing and maintaining long-term relationships with Owners through effective customer service programs and innovative benefit programs and discount packages.


     The Company's Vacation Ownership Interests are generally targeted to purchasers in an age range from 35 to 60 with annual household incomes ranging from $30,000 to $100,000. The average number of Vacation Credits purchased by a new Owner in 1996 was approximately 6,600 cost of approximately $8,400. The number of Vacation Credits that is required to stay one day at the WorldMark Resorts varies, depending upon the resort location, the size of the unit, the vacation season and the day of the week. For example, a Friday or Saturday night stay at a one-bedroom unit may require 825 Vacation Credits per night off-season and 1,450 Vacation Credits per night in peak season. WorldMark Resort units are fully furnished, condominium style accommodations and range in size from studios to three bedrooms. WorldMark's participation in RCI provides Owners with access to over 3,000 resorts worldwide which participate in the RCI network.

     The Company sells Vacation Credits at its 11 sales offices, eight of which are located off-site in metropolitan areas. The other sales offices are located on-site at three of the WorldMark Resorts. The Company intends to establish an additional off-site sales office in California in late 1997. The Company contributed 224 resort units to WorldMark in 1996, 146 resort units in 1995 and 86 resort units in 1994. Revenues from Vacation Credit sales increased to approximately $100.0 million in 1996 from approximately $77.8 million in 1995 and approximately $54.9 million in 1994. The Company contributed 48 resort units to WorldMark during the first quarter of 1997. As of March 31, 1997, the Company had purchase agreements and developments in progress to obtain an additional 163 units that are expected to be available during the remainder of 1997 and an additional 201 units that are expected to be available during 1998. See "Business -- Growth Strategy."


     Since an important component of the Company's sales strategy is the affordability of Vacation Credits, a significant portion of its sales of Vacation Credits to new Owners is financed by the Company, thereby allowing Owners to make monthly payments. In addition, existing Owners have the opportunity to finance the purchase of Upgrades through the Company. At March 31, 1997, loans to Owners to finance the purchase of Vacation Credits ("Notes Receivable") with an aggregate balance of $192.7 million were outstanding, of which approximately $71.7 million with a weighted average interest rate of 14.1% per annum had been retained by the Company. The remaining Notes Receivable balance of approximately $121.0 million had been sold by the Company prior to that date, although the Company retained limited recourse liability with respect to these Notes Receivable. The Company may continue to sell a substantial amount of its Notes Receivable. See "Business -- Customer Financing" and "-- Finance Subsidiaries."

                             THE WORLDMARK RESORTS

     The following table sets forth certain information as of March 31, 1997 regarding each existing WorldMark Resort, planned expansion at existing WorldMark Resorts through 1998, and planned new WorldMark Resorts through 1998.


                                                                 EXISTING
                                                    DATE          UNITS
                                                 CONTRIBUTED        IN       PLANNED    TOTAL UNITS
    EXISTING RESORTS            LOCATION       TO WORLDMARK(A)   SERVICE    EXPANSION   ANTICIPATED        RCI RATING(B)
-------------------------  ------------------  ---------------   --------   ---------   ------------   ---------------------
BRITISH COLUMBIA
  Sundance                 Whistler             February 1992        25         --             25      R.I.D.
CALIFORNIA
  North Shore Estates      Bass Lake            September 1992       61         --             61      Gold Crown
  Beachcomber              Pismo Beach          April 1993           20         --             20      Gold Crown
  Palm Springs             Palm Springs         July 1995            64         --             64      Gold Crown
  Big Bear                 Big Bear Lake        April 1996           12         58(c)          70      (d)
HAWAII
  Valley Isle              Maui                 December 1990        14         --             14(e)   Gold Crown
  Kapaa Shores             Kauai                June 1991            42         --             42(e)   R.I.D.
NEVADA
  Lake Tahoe               Stateline            January 1991         50         --             50      Gold Crown/R.I.D.(f)
  Las Vegas                Las Vegas            December 1996        42         --             42      (d)
OREGON
  Eagle Crest              Redmond              September 1989       62         --(g)          62(e)   Gold Crown
  Gleneden Beach           Lincoln City         February 1996        80         --             80      Gold Crown
  Running Y Ranch          Klamath Falls        February 1997        26         40(h)          66      (d)
WASHINGTON
  Lake Chelan Shores       Chelan               July 1990            13         --             13(e)   R.I.D.
  Surfside                 Long Beach           September 1991       25         --             25      R.I.D.
  Discovery Bay            Sequim               January 1992         32         --             32      Gold Crown
  Park Village             Leavenworth          July 1992            72         --             72      Gold Crown
  Mariner Village          Ocean Shores         June 1994            32         --             32      Gold Crown
  Birch Bay                Blaine               January 1995         52         52(i)         104      Gold Crown
MEXICO
  Coral Baja               San Jose del Cabo    November 1994        74         62(j)         136      Gold Crown
PLANNED RESORTS
-------------------------
  Clear Lake               Nice, California     (k)                  --         88             88
  Kona                     Hawaii, Hawaii       (l)                  --         64             64
                                                                    ---        ---           ----
                                                Total........       798        364          1,162
                                                                    ===        ===           ====


---------------

(a) The dates in this column indicate, for each resort, the month and year in which the first completed units at such resort were contributed to WorldMark. At certain resorts, additional units were contributed to WorldMark at later dates.

(b) Gold Crown and Resort of International Distinction ("R.I.D.") are resort ratings awarded annually by RCI. In 1996, approximately 13% of the resorts reviewed by RCI received a Gold Crown rating, the highest rating awarded by RCI, and approximately 14% of the resorts reviewed by RCI received an R.I.D. rating, the second-highest rating awarded by RCI.

(c) Construction began on these units in January 1997. These units are expected to be completed and contributed to WorldMark in the second and third quarters of 1997.

(d) This resort has recently become available to WorldMark and has not yet been rated by RCI.

(e) These units represent less than one-half of the total number of units at this resort.

(f) Consists of three locations totalling 50 units. The units at Tahoe I and II (totalling 15 units) are rated R.I.D., and the units at Tahoe III (totalling 35 units) are rated Gold Crown.

(g) The Company has an agreement with Eagle Crest, Inc. ("Eagle Crest") whereby the Company has assigned to Eagle Crest the right to sell Vacation Credits in WorldMark at the Eagle Crest Resort and to retain the gross proceeds from such sales. In exchange for such sales, Eagle Crest must transfer condominium units to WorldMark at no cost to either the Company or WorldMark. In addition, commencing July 1997, the Company will receive a fee from Eagle Crest equal to 3% of net sales of Vacation Credits occurring at the Eagle Crest Resort. See "Certain Transactions -- Relationship with Jeld-Wen." The number of additional units to be deeded to WorldMark will depend on the number of Vacation Credits sold by Eagle Crest, an estimate of which is not provided in this table.

(h) The Company is obligated to purchase 20 units in April 1998 and 20 units in July 1998. Units will be contributed to WorldMark as they are purchased. The Company has an agreement with Running Y Resort, Inc. ("Running Y") whereby the Company has assigned to Running Y the right to sell Vacation Credits in WorldMark at the Running Y Resort and to retain the gross proceeds from such sales. In exchange for such sales, Running Y must transfer condominium units to WorldMark at no cost to either the Company or WorldMark. In addition, commencing July 1997, the Company will receive a fee from Running Y equal to 3% of net sales of Vacation Credits occurring at the Running Y Resort. See "Certain Transactions -- Relationship with Jeld-Wen." The number of additional units to be deeded to WorldMark will depend on the number of Vacation Credits sold by Running Y, an estimate of which is not provided in this table.

(i) The Company expects to obtain all necessary permits for construction by the end of the second quarter of 1998. All 52 units are expected to be completed and contributed to WorldMark by the end of 1998.

(j) Construction on these units began in July 1996. The project is expected to add 62 units, with five units contributed to WorldMark each month beginning December 1997 and all units are expected to be contributed by the end of 1998.


(k) Construction on these units began in April 1997. Of these units, 56 are expected to be completed and contributed to WorldMark in the third quarter of 1997, and the remaining 32 units are expected to be completed and contributed to WorldMark in the first quarter of 1998.


(l) Construction on these units began in February 1997. Of these units, 44 are expected to be completed and contributed to WorldMark in the fourth quarter of 1997 and the remaining 20 units are expected to be completed and contributed to WorldMark in the first quarter of 1998.

                                 SALES REGIONS

     The Company's sales of Vacation Credits primarily occur at eight off-site sales offices located in metropolitan areas in three regions. The remainder of the Company's sales of Vacation Credits occur at three on-site sales offices. The Company plans to open a new off-site sales office in California in late 1997. Certain information with respect to the Company's sales offices in the three regions is provided below.


                                                         YEAR ENDED DECEMBER 31,
        -------------------------------------------------------------------------------------------------------------------------
                         1994                                     1995                                     1996
        ---------------------------------------  ---------------------------------------  ---------------------------------------
                                                         (DOLLARS IN THOUSANDS)
          AVERAGE NUMBER                           AVERAGE NUMBER                           AVERAGE NUMBER
             OF SALES        NUMBER OF                OF SALES        NUMBER OF                OF SALES       NUMBER OF
REGION  REPRESENTATIVES(1)   OWNERS(2)  SALES(3) REPRESENTATIVES(1)   OWNERS(2)  SALES(3) REPRESENTATIVES(1)  OWNERS(2)  SALES(3)
------- -------------------  ---------  -------  -------------------  ---------  -------  ------------------  ---------  --------
Pacific
Northwest(4)    61             11,414   $31,654           75            17,290   $43,926           86           23,979   $ 54,313
Northern
California(5)   32              7,326    23,250           58            10,371    31,324           55           13,786     37,287
Southern
California(6)   --                 --        --            7               304     2,533           24            1,232      8,440
                --             ------   -------          ---            ------   -------          ---           ------   --------
    Total       93             18,740   $54,904          140            27,965   $77,783          165           38,997   $100,040
                ===            ======   =======          ===            ======   =======          ===           ======   ========


------------------------

(1) Represents the average number of sales representatives during the year. This calculation is based on the number of sales representatives at the end of each calendar quarter during the indicated year.


(2) Cumulative number of Owners at the end of the year, including Owners who purchased Vacation Credits at Eagle Crest and Running Y.


(3) Includes Upgrade Sales.

(4) Comprised of three off-site sales offices (Kirkland, Washington, which opened in October 1989 and moved to Seatac, Washington in February 1994; Vancouver, Washington, which opened in February 1994; and Lynnwood, Washington, which opened in June 1995) and three on-site sales offices (Leavenworth, Washington, which opened in September 1994, Birch Bay, Washington, which opened in June 1995, and Gleneden Beach, Oregon, which opened in February 1996). These figures include an off-site sales office in Bellingham, Washington, which opened in July 1990, and was consolidated into the Lynnwood and Birch Bay offices in June 1995.

(5) Comprised of three off-site sales offices: Santa Clara, which opened in April 1991, Sacramento, which opened in July 1991, and Vallejo, which opened in May 1995.

(6) Comprised of the Ontario off-site sales office which opened in April 1996. These figures include sales from an on-site sales office at Palm Springs, which opened in April 1995 and was consolidated into the Ontario sales office in August 1996. The Company opened a new off-site sales office in Costa Mesa in February 1997.

         CORPORATE BACKGROUND AND CONSOLIDATION OF FINANCE SUBSIDIARIES

     The Company commenced its timeshare business as a wholly-owned subsidiary of JELD-WEN, inc. ("Jeld-Wen") in 1989 with three condominium units. Jeld-Wen is currently the Company's principal stockholder. See "Principal and Selling Stockholders." Jeld-Wen is a privately owned company that was founded in 1960 and is a major manufacturer of doors, windows and millwork products. Headquartered in Klamath Falls, Oregon, Jeld-Wen has diversified operations located throughout the United States and in nine foreign countries that include manufacturing, hospitality and recreation, retail, financial services and real estate. Along with its subsidiaries, Jeld-Wen employs approximately 12,000 people.


     The Company raises capital for property acquisitions and working capital by selling or securitizing Notes Receivable through two subsidiaries of Jeld-Wen (the "Finance Subsidiaries"). Effective June 30, 1997, the Company acquired the Finance Subsidiaries from Jeld-Wen for 5,193,693 shares of the Company's Common Stock (the "Consolidation Transactions"). The value of the shares of the Finance Subsidiaries and the value of the shares of the Company's Common Stock were determined in negotiations between Jeld-Wen and the Company, based on a multiple of the historical earnings of the respective companies. The Company may continue its program of selling and securitizing Notes Receivable through the Finance Subsidiaries or similar entities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Certain
Transactions -- Acquisition of Finance Subsidiaries."



     All of the WorldMark Resort units are owned by WorldMark, a California nonprofit mutual benefit corporation that was formed by Trendwest in 1989 in order to implement its Vacation Credit system and to protect the WorldMark Resorts from claims of the Company's creditors. WorldMark's articles of incorporation provide that the specific purpose for which it was formed is to own, operate and manage the real property transferred to it by the Company. The Company transfers properties to WorldMark, free from all monetary encumbrances, which are then added to the inventory of WorldMark Resort units available for use by Owners. In return for the transfer of property to WorldMark, Trendwest has the exclusive right to market and sell Vacation Credits. Owners receive the right to use all WorldMark Resort units at any available time and interval selected by the Owner. Trendwest has a management agreement with WorldMark whereby Trendwest acts as the exclusive manager and servicing agent of WorldMark and the Vacation Ownership Interest program.


     The Company was incorporated in Oregon in 1989. The Company's principal executive offices are located at 12301 N.E. 10th Place, Bellevue, Washington 98005, and its telephone number is (425) 990-2300.

                                  THE OFFERING


Common Stock offered:
  By the Company....................................    2,745,000 shares
  By the Selling Stockholder........................    130,000 shares
Common Stock to be outstanding after the Offering...    17,162,116 shares(1)
Use of proceeds.....................................    To repay outstanding indebtedness, to
                                                        purchase and develop additional
                                                        resorts and for working capital and
                                                        other general corporate purposes.
Nasdaq National Market symbol.......................    TWRI


---------------


(1) Does not include approximately 858,000 shares of Common Stock authorized for issuance under the Company's stock option plan. The Company has granted no options under this plan. See "Management -- 1997 Stock Option Plan."

              SUMMARY COMBINED FINANCIAL AND OPERATING INFORMATION (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AND OPERATING DATA)


                                                                                                          THREE MONTHS ENDED
                                                                 YEAR ENDED DECEMBER 31,                      MARCH 31,
                                                   ---------------------------------------------------   --------------------
                                                    1992      1993      1994      1995        1996        1996        1997
                                                   -------   -------   -------   -------   -----------   -------   ----------
STATEMENT OF OPERATIONS DATA:
Revenues:
    Vacation Credit sales, net...................  $35,798   $38,743   $54,904   $77,783   $   100,040   $22,297   $   27,945
    Finance income...............................    3,069     3,813     3,736     5,368         7,143     1,868        3,219
    Gains on sales of notes receivable...........       --     1,558     1,635     3,222         5,673       244           --
    Resort management services...................      219     1,102     2,805     1,579         1,501       408          761
    Other........................................      241       344       763     1,226         2,552       386          688
                                                   -------   -------   -------   -------      --------   -------      -------
  Total revenues.................................   39,327    45,560    63,843    89,178       116,909    25,203       32,613
                                                   -------   -------   -------   -------      --------   -------      -------
Costs and operating expenses:
    Vacation Credit cost of sales................    9,083     8,743    15,070    20,484        27,400     6,246        7,553
    Resort management services...................      301       959     2,613     1,283           859       199          259
    Sales and marketing..........................   17,954    19,523    25,615    36,374        47,810    10,771       13,131
    General and administrative...................    3,253     4,056     6,588     8,391        10,904     2,520        2,968
    Provision for doubtful accounts and recourse
      liability..................................    2,031     2,805     4,537     6,522         7,467     1,674        1,816
    Interest.....................................    2,457     1,929       881     2,380         2,445       526          634
                                                   -------   -------   -------   -------      --------   -------      -------
  Total costs and operating expenses.............   35,079    38,015    55,304    75,434        96,885    21,936       26,631
                                                   -------   -------   -------   -------      --------   -------      -------
Income before income taxes.......................    4,248     7,545     8,539    13,744        20,024     3,267        6,252
    Income tax expense...........................    1,542     2,909     3,214     4,979         7,348     1,211        2,253
                                                   -------   -------   -------   -------      --------   -------      -------
Net income.......................................  $ 2,706   $ 4,636   $ 5,325   $ 8,765   $    12,676   $ 2,056   $    3,999
                                                   =======   =======   =======   =======      ========   =======      =======
PRO FORMA DATA:
Pro forma net income per share of Common Stock...                                          $      0.88             $     0.28
Shares used in computing pro forma net income per
  share of Common Stock(1).......................                                           14,417,116             14,417,116
Supplemental pro forma net income per share of
  Common Stock(2)................................                                          $      0.89             $     0.28
Shares used in computing supplemental pro forma
  net income per share of Common Stock(2)........                                           15,959,304             15,959,304
OPERATING DATA:
Number of WorldMark Resorts (at end of period)...       11        12        14        16            19        17           19
Number of units (at end of period)...............      147       239       325       499           746       554          798
Number of Vacation Credits sold (in thousands)...   32,636    34,296    47,025    65,308        82,270    18,685       21,367
Average price per Vacation Credit sold...........  $  1.11   $  1.14   $  1.18   $  1.21   $      1.24   $  1.23   $     1.27
Average cost per Vacation Credit sold............  $  0.28   $  0.25   $  0.32   $  0.31   $      0.33   $  0.33   $     0.35
Number of Owners (at end of period)..............    8,252    12,732    18,740    27,965        38,997    30,503       41,871
Average purchase price for new Owners............  $ 7,693   $ 7,879   $ 8,141   $ 8,325   $     8,432   $ 8,472   $    8,506



                                                                                               MARCH 31, 1997
                                                                                         ---------------------------
                                                                                          ACTUAL      AS ADJUSTED(3)
                                                                                         --------     --------------
BALANCE SHEET DATA:
Cash, including restricted cash........................................................  $  1,195        $ 19,729
Total assets...........................................................................   110,433         128,967
Indebtedness(4)........................................................................    38,899          15,135
Stockholders' equity...................................................................    53,743          96,041


---------------

(1) Includes the 5,193,693 shares to be issued to Jeld-Wen in connection with the Consolidation Transactions.


(2) Includes the 5,193,693 shares to be issued to Jeld-Wen in connection with the Consolidation Transactions; the 1,542,188 shares offered at an assumed initial public offering price of $17.00 per share to be used to retire $23.8 million in debt; and the elimination of interest expense related to the retirement of $23.8 million in debt.


(3) Adjusted to give effect to (i) the sale of 2,745,000 shares of Common Stock offered by the Company hereby at an assumed initial public offering price of $17.00 per share less the underwriting discount and the payment by the Company of the estimated offering expenses and (ii) the retirement of $23.8 million of debt. See "Use of Proceeds."

(4) Indebtedness is comprised of notes payable to Jeld-Wen and others.

                              RECENT DEVELOPMENTS


     During the three months ended June 30, 1997, total revenues grew to $39.8 million, a 28.4% increase over the $31.0 million in total revenues reported for the same period in the prior year. Growth in total revenues was primarily attributable to a $6.7 million increase in Vacation Credit Sales, and to a lesser extent to improvements in finance income, gains on sales of notes receivable, resort management services and other revenues.


     The number of Vacation Credits sold and the average price of Vacation Credits sold grew during the second quarter of 1997 over the same period in the prior year. The Company sold 25.4 million Vacation Credits in the second quarter of 1997, an increase of 18.1% over the 21.5 million Vacation Credits sold during the same period in 1996. The average price of Vacation Credits sold grew from $1.24 for the second quarter of 1996 to $1.27 for the same period in 1997.

                                  RISK FACTORS

     In addition to the other information contained in this Prospectus, the following risk factors should be carefully considered in evaluating the Company and its business before purchasing any of the shares of Common Stock offered hereby. The Company cautions the reader that this list of risk factors may not be exhaustive. This Prospectus contains forward-looking statements which involve risks and uncertainties. The Company's actual results and the timing of certain events could differ materially from those anticipated by such forward-looking statements as a result of certain factors, including the factors set forth below and in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," as well as those discussed elsewhere in this Prospectus.

DEPENDENCE ON ACQUISITIONS OF ADDITIONAL RESORT UNITS FOR GROWTH; NEED FOR ADDITIONAL CAPITAL

     The Company purchases or develops resort units for WorldMark in exchange for the exclusive right to sell the Vacation Credits assigned to these units. The Company can only sell additional Vacation Credits to the extent that it acquires or develops additional resort units for WorldMark. The Company's future growth and financial success therefore will depend to a significant degree on the availability of attractive resort locations and the Company's ability to acquire and develop additional resort units on favorable terms and to obtain additional debt and equity capital to fund such acquisitions and development. There can be no assurance that the Company will be successful in this regard. As of March 31, 1997, the Company had purchase agreements and developments in progress to obtain 364 additional resort units by the end of 1998. No assurance can be given that all of such units will be acquired or completed on a timely basis or at all. There are numerous potential buyers of resort real estate competing to acquire resort properties which the Company may consider attractive resort acquisition opportunities, and many of these potential buyers are better capitalized than the Company. There can be no assurance that the Company will be able to compete against such other buyers successfully.


     When the Company purchases or develops a new resort or additional units at an existing WorldMark Resort, the Company causes the units to be conveyed directly to WorldMark free of any monetary encumbrances, and therefore must purchase its properties without any financing secured by the properties. Since the Company generally finances at least 85% of the aggregate purchase price of Vacation Credits sold to new Owners, it does not generate sufficient cash from sales to provide the necessary capital to acquire or develop additional resort units. Accordingly, the Company has a continuous need for capital to purchase additional resort units. Historically, the Company's primary source of capital has been the sale of Notes Receivable to a group of banks and a securitization, through one of the Finance Subsidiaries, of Notes Receivable to institutional investors. Effective June 30, 1997, Jeld-Wen transferred the ownership of the Finance Subsidiaries to the Company in exchange for 5,193,693 shares of the Company's Common Stock. See "Summary -- Corporate Background and Consolidation of Finance Subsidiaries." The Finance Subsidiaries' relationship with the participating banks is expected to continue following the Consolidation Transactions. No assurance can be given, however, that the Company will be able to obtain adequate debt or equity capital through the sale or securitization of its Notes Receivables, or otherwise, in order to continue to acquire additional properties or that such future financing can be obtained on terms favorable to the Company. See "Business -- Finance Subsidiaries" and "Certain
Transactions -- Acquisition of Finance Subsidiaries."


RISKS ASSOCIATED WITH DEVELOPMENT AND CONSTRUCTION ACTIVITIES

     The Company intends to expand its acquisition, development, construction and expansion of timeshare resorts. There can be no assurance that the Company will complete current or future development or expansion projects. Risks associated with these activities include the risks that (i) acquisition or development opportunities may be abandoned; (ii) construction costs may exceed original estimates, possibly making the development or expansion uneconomical or unprofitable; (iii) financing may not be available on favorable terms or at all; and (iv) construction may not be completed on schedule, resulting in increased interest expense and delays in the availability for sale of Vacation Credits. Development activities are also subject to risks relating to the inability to obtain, or delays in obtaining, all necessary zoning, land-use, building, occupancy and other required governmental permits and authorizations, the ability of the Company to coordinate construction activities with the process of obtaining such permits and authorizations, and the ability of the Company to obtain the financing necessary to complete the necessary acquisition, construction and conversion work. In addition, the Company's construction activities are generally performed by third-party contractors. These third-party contractors generally control the timing, quality and completion of the construction activities. Nevertheless, construction claims may be asserted against the Company for construction defects and such claims may give rise to liabilities. New development activities, regardless of whether or not they are ultimately successful, typically require a substantial portion of management's time and attention. The ability of the Company to expand its business to include new resorts will in part depend upon the availability of suitable properties at reasonable prices and the availability of financing for the acquisition and development of such properties. In the future, the Company may undertake the development of larger resort complexes. No assurance can be given that any such larger resort complexes will be developed in a profitable manner, if at all.

FACTORS AFFECTING SALES VOLUME

     As the number of potential customers in the geographic area of a sales office who have attended a sales presentation increases, the Company may have increasing difficulty in attracting additional potential customers to a sales presentation at that office and it may become increasingly difficult for the Company to maintain current sales levels at its existing sales offices. Accordingly, the Company anticipates that a substantial portion of its future sales growth will depend on the opening of additional off-site sales offices. The Company intends to open an additional off-site sales office in California in late 1997. No assurance can be given, however, that sales from existing or new off-site sales offices will meet management's expectations. If the Company does not open additional sales offices or if existing or new sales offices do not perform as expected, the Company's business, results of operations and financial condition could be materially adversely affected.

GEOGRAPHIC CONCENTRATION ON WEST COAST

     The Company presently sells Vacation Credits in Washington, Oregon and California, primarily to residents of those states and of British Columbia. The Company intends to continue to sell Vacation Credits in these three states and to increase the number of its off-site sales offices in California. Since all of the Company's sales offices are in the western United States, any economic downturn in this area of the country could have a material adverse effect on the Company's business, results of operations and financial condition. In addition, the appeal of becoming an Owner may decrease if residents of Washington, Oregon, California and British Columbia do not continue to view the locations of WorldMark's Resorts (which are primarily located in these areas) as attractive vacation destinations.

GENERAL ECONOMIC CONDITIONS; CONCENTRATION IN TIMESHARE INDUSTRY

     Any downturn in economic conditions or significant price increases or adverse events related to the travel and tourism industry, such as the cost and availability of fuel, could depress discretionary consumer spending and have a material adverse effect on the Company's business, results of operations and financial condition. Any such economic conditions, including recession, may also adversely affect the future availability of attractive financing rates for the Company or its customers and may materially adversely affect the Company's business. Furthermore, adverse changes in general economic conditions may adversely affect the collectibility of the Notes Receivable. Because the Company's operations are conducted solely within the timeshare industry, any adverse changes affecting the timeshare industry, such as a reduction in demand for timeshare units, changes in travel and vacation patterns, an increase of governmental regulation of the timeshare industry and increases in construction costs or taxes, as well as negative publicity for the timeshare industry, could have a material adverse effect on the Company's business, results of operations and financial condition.

RISKS ASSOCIATED WITH CUSTOMER FINANCING


     In 1996, the Company provided financing for approximately 87% of the aggregate purchase price of Vacation Credits sold to new Owners, with an average new Note Receivable of approximately $7,500. The

Company also allows existing Owners the opportunity to finance the purchase of Upgrades. The Company obtains a security interest in the purchased Vacation Credits and it does not verify a prospective Owner's credit history. At March 31, 1997, an aggregate of $192.7 million of Notes Receivable were outstanding, of which approximately $71.7 million had been retained by the Company. The remaining balance of approximately $121.0 million of Notes Receivable had been sold by the Company prior to that date, although the Company retained limited recourse liability with respect to these Notes Receivable. See Notes 4, 5 and 15(a) of Notes to Combined Financial Statements.



     Notes Receivable become delinquent when a scheduled payment is 30 days or more past due and reservation privileges are suspended when a scheduled payment is 60 days or more past due. At March 31, 1997, approximately $4.0 million of Notes Receivable, including Notes Receivable previously sold by the Company, were past due 60 days or more. The Notes Receivable are secured by a security interest in the related Vacation Credits. The Company's practice has been to continue to accrue interest on Notes Receivable until such accounts are deemed uncollectible, at which time the Company writes off such Notes Receivable and records an expense for any interest that had been accrued, reclaims the related Vacation Credits that secure such Notes Receivable and returns such Vacation Credits to inventory available for resale. However, the associated marketing costs and sales commissions are not recovered by the Company and these expenses must be incurred again to resell the Vacation Credits.



     The Company maintains a reserve for doubtful accounts in respect of the Notes Receivable owned by the Company and a reserve for recourse liability in respect of the Notes Receivable that have been sold by the Company. The aggregate amount of these reserves at December 31, 1995 and 1996, and March 31, 1997 were $8.0 million, $11.2 million and $11.9 million, respectively, representing approximately 6.3%, 6.2% and 6.2%, respectively, of the total portfolio of Notes Receivable at those dates, including the Notes Receivable that had been sold by the Company. These reserves are estimates and if the amount of the Notes Receivable that is ultimately uncollectible materially exceeds the related reserves, the Company's business, results of operations and financial condition could be materially adversely affected. See
"Business -- Customer Financing."


INTEREST RATE RISK

     The Company generally provides financing for a significant portion of the aggregate purchase price of Vacation Credits sold at a fixed interest rate. In order to provide liquidity, the Company, through the Finance Subsidiaries, sells or securitizes its Notes Receivable. Although a significant portion of the existing financing of the Notes Receivable through the Finance Subsidiaries is at a fixed rate or at a variable rate with a cap on the maximum rate, if interest rates were to increase significantly, the Company's future cost of funds would also likely increase significantly. The Company has the ability to respond to rising interest rates by increasing the interest rate offered to finance Vacation Credit purchases. However, such an increase could have a material adverse effect on sales of Vacation Credits or on the percentage of Owners who finance their Vacation Credit purchases through the Company, which could have a material adverse effect on the Company's business, results of operations and financial condition. See "Business -- Customer Financing" and "-- Finance Subsidiaries."

COMPETITION


     The Company is subject to significant competition from other entities engaged in the business of resort development, sales and operation, including vacation interval ownership, condominiums, hotels and motels. Some of the world's most recognized lodging, hospitality and entertainment companies have begun to develop and sell vacation intervals in resort properties. Major companies that now operate or are developing or planning to develop vacation interval resorts include Marriott International, Inc. ("Marriott"), The Walt Disney Company ("Disney"), Hilton Hotels Corporation ("Hilton"), Hyatt Corporation ("Hyatt"), Four Seasons Hotels & Resorts, Inc. ("Four Seasons"), InterContinental Hotels and Resorts, Inc. ("Inter-Continental"), Westin Hotels & Resorts ("Westin") and Promus Hotels, Inc. ("Promus"). In addition, other publicly-traded companies in the timeshare industry, such as Signature Resorts, Inc. ("Signature"), Fairfield Communities, Inc. ("Fairfield") and Vistana, Inc. ("Vistana"), currently compete, or may in the future compete, with the Company. Many of these entities possess significantly greater financial, marketing and other resources than those of the Company. Management believes that industry competition will be increased by recent and potential future consolidation in the timeshare industry.


     The Company has entered into marketing agreements with affiliates of its parent, Jeld-Wen, pursuant to which these affiliates may market Vacation Credits for their own account at Eagle Crest Resort in Redmond, Oregon and Running Y Resort in Klamath Falls, Oregon in exchange for their transfer to WorldMark of condominium units at those resorts. These sales activities are competitive with the Company's marketing activities, particularly in the Oregon and northern California markets. See "Certain Transactions -- Relationship with Jeld-Wen."


     Resales of Vacation Credits by Owners may compete with sales of Vacation Credits by the Company and may inhibit the Company's ability to increase the market price of Vacation Credits it sells.

DEPENDENCE ON KEY PERSONNEL

     The Company's success depends to a large extent upon the experience and abilities of William F. Peare, the Company's President and Chief Executive Officer, Jeffery P. Sites, the Company's Executive Vice President and Chief Operating Officer, and Gary A. Florence, the Company's Vice President, Chief Financial Officer and Treasurer. The loss of the services of any one of these individuals could have a material adverse effect on the Company's business, results of operations and financial condition. Prior to the closing of the Offering, the Company intends to enter into employment agreements with Messrs. Peare and Sites. The Company's success is also dependent upon its ability to attract and retain qualified development, acquisition, marketing, management, administrative and sales personnel for which there is keen competition. In addition, the cost of retaining such key personnel could escalate over time. There can be no assurance that the Company will be successful in attracting and retaining such personnel. See "Management -- Employment Agreements."


APPLICABILITY OF FEDERAL SECURITIES LAWS TO THE SALE OF VACATION CREDITS



     It is possible that the Vacation Credits may be deemed to be a security as defined in Section 2(1) of the Securities Act of 1933, as amended (the "Securities Act"). If the Vacation Credits were determined to be a security for such purpose, their sale would require registration under the Securities Act. The Company has not registered the sale of the Vacation Credits under the Securities Act and does not intend to do so in the future. If the sale of the Vacation Credits were found to have violated the registration provisions of the Securities Act, purchasers of the Vacation Credits would have the right to rescind their purchases of Vacation Credits. If a substantial number of purchasers sought rescission and were successful, the Company's business, results of operations and financial condition could be materially adversely affected. The Company has been advised by its counsel, Foster Pepper & Shefelman PLLC, that in the opinion of such counsel, based on its review of the Company's Vacation Credit program and the sales practices utilized in such program, the Vacation Credits do not constitute a security within the meaning of Section 2(1) of the Securities Act.


REGULATION OF MARKETING AND SALES OF VACATION CREDITS; OTHER LAWS

     The Company's marketing and sales of Vacation Credits and certain of its other operations are subject to extensive regulation by the states and foreign jurisdictions in which the WorldMark Resorts are located and in which Vacation Credits are marketed and sold and also by the federal government.

     State and Provincial Regulations. Most U.S. states and Canadian provinces have adopted specific laws and regulations regarding the sale of vacation interval ownership programs. Washington, Oregon, California, Hawaii and British Columbia require the Company to register WorldMark Resorts, the Company's vacation program and the number of Vacation Credits available for sale in such state or province with a designated state or provincial authority. The Company must amend its registration if it desires to increase the number of Vacation Credits registered for sale in that state or province. Either the Company or the state or provincial authority assembles a detailed offering statement describing the Company and all material aspects of the project and sale of Vacation Credits. The Company is required to deliver the offering statement to all new purchasers of Vacation Credits, together with certain additional information concerning the terms of the purchase. Hawaii imposes particularly stringent and broad regulation requirements for the sale of interests in interval ownership programs that have resort units located in Hawaii. The Company has incurred substantial expenditures over an extended period of time in the registration process in Hawaii and still has not completed this process. Hawaii has allowed the use of WorldMark units in Hawaii, provided that the Company continues in good faith to pursue registration in Hawaii. Laws in each state where the Company sells Vacation Credits grant the purchaser of Vacation Credits the right to cancel a contract of purchase at any time within a period ranging from three to seven calendar days following the later of the date the contract was signed or the date the purchaser received the last of the documents required to be provided by the Company. Most states have other laws which regulate the Company's activities, such as real estate licensure laws, laws relating to the use of public accommodations and facilities by disabled persons, sellers of travel licensure laws, anti-fraud laws, advertising laws and labor laws.

     Federal Regulations. The Federal Trade Commission has taken an active regulatory role in the interval ownership industry through the Federal Trade Commission Act, which prohibits unfair or deceptive acts or competition in interstate commerce. Other federal legislation to which the Company is or may be subject includes the Truth-In-Lending Act and Regulation Z, the Equal Opportunity Credit Act and Regulation B, the Interstate Land Sales Full Disclosure Act, the Real Estate Standards Practices Act, the Telephone Consumer Protection Act, the Telemarketing and Consumer Fraud and Abuse Prevention Act, the Civil Rights Act of 1964 and 1968, the Fair Housing Act and the Americans with Disabilities Act.

     Although the Company believes that it is in material compliance with all federal, state, local and foreign laws and regulations to which it is currently subject, there can be no assurance that it is in fact in compliance. Any failure by the Company to comply with applicable laws or regulations could have a material adverse effect on the Company's business, results of operations and financial condition. In addition, the Company will continue to incur significant costs to remain in compliance with applicable laws and regulations, and such costs could increase substantially in the future.

DEPENDENCE ON VACATION INTERVAL EXCHANGE NETWORK; NO ASSURANCE OF CONTINUED PARTICIPATION

     The attractiveness of purchasing Vacation Credits is enhanced by the ability of Owners to exchange Vacation Credits for an occupancy right in a resort participating in the RCI network. RCI provides broad-based vacation interval exchange services, and, subject to payment of a fee to RCI, Owners are permitted to exchange their Vacation Credits for vacation use among the resorts which participate in the RCI network. However, no assurance can be given that the Company will continue to be able to ensure that Owners will be eligible to participate in the RCI network or that the weekly RCI exchange value for Vacation Credits will not become less favorable to Owners. Moreover, if the RCI exchange network ceases to function effectively, or if Vacation Credits are not accepted as exchanges for other desirable resorts, the Company's sales of Vacation Credits could be materially adversely affected. See
"Business -- Participation in Vacation Interval Exchange Network."

POSSIBLE ENVIRONMENTAL LIABILITIES

     Under various federal, state, local and foreign laws, ordinances and regulations, the owner or operator of real property generally is liable for the costs of removal or remediation of certain hazardous or toxic substances located on or in, or emanating from, such property, as well as related costs of investigation and property damage. Such laws often impose such liability without regard to whether the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. Other federal and state laws require the removal or encapsulation of asbestos-containing material when such material is in poor condition or in the event of construction, demolition, remodeling or renovation. Other statutes may require the removal of underground storage tanks. Noncompliance with these and other environmental, health or safety requirements may result in the need to cease or alter operations at a property. Although the Company conducts an environmental assessment with respect to the properties it acquires for WorldMark, the Company has not received a Phase I environmental report for any WorldMark Resort. There can be no assurance that any environmental assessments undertaken by the Company with respect to the WorldMark Resorts have revealed all potential environmental liabilities, or that an environmental condition does not otherwise exist as to any one or more of the WorldMark Resorts that could have a material adverse effect on the Company's business, results of operations and financial condition.


NATURAL DISASTERS; UNINSURED LOSS


     WorldMark maintains property insurance and liability insurance for the units at the WorldMark Resorts, with certain policy specifications, insured limits and deductibles. Certain types of losses, such as losses arising from earthquakes, floods or acts of war, are generally excluded from WorldMark's insurance coverage. Should an uninsured loss or loss in excess of insured limits occur, WorldMark has the option to either (i) remove such units from the Vacation Credit system, which would result in a proportionate dilution of vacation time available for the Vacation Credits which have been sold, or (ii) pay the related costs of replacement. Although WorldMark's board of directors may impose a limited amount of special assessments to pay for capital improvements or major repairs, there can be no assurance that WorldMark would be able to increase assessments to provide sufficient funds to pay for all possible capital improvements and major repairs of the units at the WorldMark Resorts. In such an event, the Company may need to advance funds to WorldMark in order to maintain the quality of the WorldMark Resorts or WorldMark may be required to defer certain improvements or repairs. In addition, the Company may advance funds to WorldMark if WorldMark does not have sufficient funds to pay its obligations in a timely manner. See "Business -- Insurance; Legal Proceedings."


EFFECTIVE VOTING CONTROL BY EXISTING STOCKHOLDER; ANTITAKEOVER PROVISIONS


     Upon closing of the Offering, Jeld-Wen will own 79.98% of the outstanding shares of Common Stock. This concentration of ownership will give Jeld-Wen control of the election of directors and the management and affairs of the Company and sufficient voting power to determine the outcome of all matters submitted to the stockholders for approval, including mergers, consolidations and the sale of all, or substantially all, of the Company's assets. In addition, certain provisions of Oregon law and of the Company's Amended and Restated Articles of Incorporation and Amended and Restated Bylaws could have the effect of making it more difficult or more expensive for a third party to acquire, or of discouraging a third party from attempting to acquire, control of the Company. In addition, the Company is authorized to issue Preferred Stock with rights senior to, and that may adversely affect, the Common Stock, with such rights, preferences and privileges as the Company's Board of Directors may determine, without the necessity of stockholder approval. The Company, however, has no present plans to issue any shares of Preferred Stock. See "Principal and Selling Stockholders," "Description of Capital Stock" and "Certain Provisions of Oregon Law and of Trendwest's Articles of Incorporation and Bylaws."


SHARES ELIGIBLE FOR FUTURE SALE


     Upon closing of the Offering, all of the shares of Common Stock offered hereby will be eligible for public sale without restriction. Holders of the other 14,287,116 shares of Common Stock hold their shares subject to the limitations of Rule 144 of the Securities Act. All holders of these shares have entered into lock-up agreements with the Underwriters not to offer, sell or otherwise dispose of any equity securities of the Company for 360 days after the date of this Prospectus, in the case of Jeld-Wen and William Peare, and 180 days after the date of this Prospectus in the case of all other holders, without the prior written consent of Montgomery Securities. Montgomery Securities may, in its sole discretion, at any time without notice, release all or any portion of the shares subject to the lock-up agreements during the respective lock-up periods. Future sales of substantial amounts of Common Stock, or the potential for such sales, could adversely affect prevailing market prices. See "Shares Eligible for Future Sale" and "Underwriting."


IMMEDIATE AND SUBSTANTIAL DILUTION; NO ANTICIPATED DIVIDENDS


     Purchasers of Common Stock in the Offering will experience immediate dilution in pro forma net tangible book value per share of Common Stock of $11.40 from the initial public offering price per share (assuming an initial public offering price of $17.00 per share). See "Dilution." In addition, the Company does not anticipate that it will pay any cash dividends on its Common Stock in the foreseeable future. See "Dividend Policy."

ABSENCE OF PUBLIC MARKET; POSSIBLE VOLATILITY OF STOCK PRICE


     There has been no prior public market for the Company's Common Stock. Although the Common Stock has been approved for quotation on the Nasdaq National Market, there can be no assurance that a viable public market for the Common Stock will develop or be sustained after the Offering or that purchasers of the Common Stock will be able to resell their Common Stock at prices equal to or greater than the initial public offering price. The initial public offering price will be determined by negotiations among the Company, the Selling Stockholder and the representatives of the Underwriters and may not be indicative of the prices that may prevail in the public market after the Offering is completed. Numerous factors, including announcements of fluctuations in the Company's or its competitors' operating results and market conditions for hospitality and timeshare industry stocks in general, could have a significant impact on the future price of the Common Stock. In addition, the stock market in recent years has experienced significant price and volume fluctuations. These fluctuations have had a substantial effect on the market prices for many growth companies, and have often been unrelated or disproportionate to the operating performance of these specific companies. These broad fluctuations may adversely affect the market price of the Common Stock. See "Underwriting."

                                USE OF PROCEEDS


     The net proceeds to the Company from the sale of the 2,745,000 shares of Common Stock offered by the Company hereby at an estimated initial public offering price of $17.00 per share, after deducting the underwriting discount and estimated expenses of the Offering, are estimated to be $42.3 million ($49.1 million if the Underwriters' over-allotment option is exercised in full). The Company intends to use approximately $31.0 million of the estimated net proceeds to repay all of the outstanding indebtedness and accrued interest owed to Jeld-Wen. The balance of the net proceeds of approximately $11.3 million will be used for working capital and general corporate purposes, including the acquisition and development of additional resort properties. See "Summary -- The WorldMark Resorts" and "Business -- Growth Strategy" for a discussion of the projects which are currently under development or subject to acquisition agreements. Pending application as described above, the net proceeds to the Company will be invested in short-term, investment grade, interest bearing securities.


     Indebtedness to be repaid out of the net proceeds from the Offering bears interest at the prime rate plus 1% (currently 9.50%) per annum and is payable on demand. Indebtedness to be repaid that was incurred within the last year was incurred for the acquisition and development of timeshare resorts and for general corporate purposes.

     The Company will not receive any proceeds from the sale of Common Stock by the Selling Stockholder.

                                DIVIDEND POLICY


     Trendwest Resorts, Inc. has never declared or paid any cash dividends on its capital stock and does not anticipate paying cash dividends on its Common Stock in the foreseeable future. The Company currently intends to retain future earnings to finance its operations and fund the growth of its business. Any payment of future dividends will be at the discretion of the Board of Directors of the Company and will depend upon, among other things, the Company's earnings, financial condition, capital requirements, level of indebtedness, contractual restrictions in respect of the payment of dividends and other factors that the Company's Board of Directors deems relevant.

                                 CAPITALIZATION


     The following table sets forth, as of March 31, 1997, the debt and total capitalization of the Company on an actual basis and as adjusted to give effect to the sale of Common Stock offered by the Company at an assumed initial public offering price of $17.00 per share and the application of the estimated net proceeds to the Company therefrom. This table should be read in conjunction with the historical financial statements of the Company and the related notes thereto included elsewhere in this Prospectus. See "Use of Proceeds" and "Selected Combined Financial and Operating Data."



                                                                 AS OF MARCH 31, 1997
                                                                ----------------------
                                                                                 AS
                                                                 ACTUAL       ADJUSTED
                                                                --------      --------
                                                                (DOLLARS IN THOUSANDS)
        Debt:
          Notes payable........................................ $ 15,135      $ 15,135
          Due to parent company................................   23,764            --
                                                                 -------       -------
                  Total debt(1)................................   38,899        15,135
        Stockholders' equity:
          Preferred Stock, no par value; 10,000,000 shares
             authorized; no shares issued and outstanding......       --            --
                                                                 -------       -------
          Common Stock, no par value; 90,000,000 shares
             authorized; 14,417,116 shares issued and
             outstanding; 17,162,116 shares issued and
             outstanding as adjusted(2)........................   14,970        57,268
          Retained earnings....................................   38,773        38,773
                                                                 -------       -------
          Total stockholders' equity...........................   53,743        96,041
                                                                 -------       -------
                  Total capitalization......................... $ 92,642      $111,176
                                                                 =======       =======


---------------


(1) See Notes 5, 6 and 9 of Notes to Combined Financial Statements.



(2) Does not include approximately 858,000 shares of Common Stock authorized for issuance under the Company's stock option plan. The Company has granted no options under this plan. See "Management -- 1997 Stock Option Plan."

                                    DILUTION


     The pro forma net tangible book value of the Company at March 31, 1997 was approximately $53.7 million, or $3.73 per share of Common Stock. Pro forma net tangible book value per share represents the Company's total tangible assets less its total liabilities, divided by the total number of outstanding shares of Common Stock after giving effect to the Consolidation Transactions. After giving effect to the sale of 2,745,000 shares of Common Stock offered by the Company hereby at an assumed initial public offering price of $17.00 per share and the application of the estimated net proceeds therefrom, the pro forma net tangible book value of the Company at March 31, 1997 would have been approximately $96.0 million or $5.60 per share of Common Stock. This represents an immediate increase in such pro forma net tangible book value of $1.87 per share to the existing stockholders of the Company and an immediate dilution in pro forma net tangible book value of $11.40 per share to purchasers of Common Stock in the Offering. The following table illustrates this dilution on a per share basis:



        Assumed initial public offering price per share..............           $17.00
          Pro forma net tangible book value per share before the
             Offering................................................ $3.73
          Increase per share attributable to new investors...........  1.87
                                                                      ------
        Pro forma net tangible book value per share after the
          Offering...................................................             5.60
                                                                                ------
        Dilution per share to new investors..........................           $11.40
                                                                                ======



     The following table sets forth, as of March 31, 1997, the number of shares of Common Stock purchased, the total consideration paid therefor and the average price paid per share by the existing stockholders of the Company and the purchasers of Common Stock in the Offering, at an assumed initial public offering price of $17.00 per share (before deducting the estimated underwriting discount and offering expenses payable by the Company). The following table does not include 431,250 shares of Common Stock which the Underwriters may purchase pursuant to their over-allotment option. See "Underwriting."



                                    SHARES PURCHASED          TOTAL CONSIDERATION
                                 ----------------------     -----------------------     AVERAGE PRICE
                                   NUMBER       PERCENT       AMOUNT        PERCENT       PER SHARE
                                 ----------     -------     -----------     -------     -------------
    Existing stockholders(1).... 14,417,116       84.0      $14,970,000       24.3         $  1.04
    New investors(2)............  2,745,000       16.0       46,665,000       75.7           17.00
                                 ----------      -----      -----------      -----
              Total............. 17,162,116      100.0      $61,635,000      100.0
                                 ==========      =====      ===========      =====


---------------


(1) Sales of Common Stock by the Selling Stockholder in the Offering will cause the number of shares of Common Stock held by the existing stockholders to be reduced to 14,287,116 shares, or 83.2% of the total number of shares of Common Stock to be outstanding after the Offering, and will increase the number of shares of Common Stock held by new investors to 2,875,000 shares, or 16.8% of the total number of shares to be outstanding after the Offering. See "Principal and Selling Stockholders."


(2) Purchasers of Common Stock in the Offering.

                 SELECTED COMBINED FINANCIAL AND OPERATING DATA
          (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AND OPERATING DATA)


     The selected data presented below under the captions "Statement of Operations Data" and "Balance Sheet Data" as of December 31, 1995 and 1996 and for each of the years in the three-year period ended December 31, 1996 are derived from the combined financial statements of Trendwest Resorts, Inc. and certain affiliates, which financial statements have been audited by KPMG Peat Marwick LLP, independent certified public accountants. Such combined financial statements and the report thereon are included elsewhere in this Prospectus. The information as of December 31, 1994 and 1993 and for the year ended December 31, 1993 has been derived from the financial statements of Trendwest Resorts, Inc. and the financial statements of TW Holdings, Inc., which have been audited by a predecessor auditor as adjusted for certain prior period adjustments. The information as of and for the year ended December 31, 1992 has been derived from the financial statements of Trendwest Resorts, Inc., which have been audited by a predecessor auditor as adjusted for certain prior period adjustments. The following selected historical financial information at or for the three months ended March 31, 1996 and 1997 has been derived from unaudited financial statements that, in the opinion of management of the Company, reflect all adjustments, consisting of normal recurring adjustments, necessary to present fairly the financial information for such periods and as of such dates. The combined historical results for the three months ended March 31, 1997 are not necessarily indicative of results for the full year. The information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the combined financial information for the Company and the notes thereto which are contained elsewhere herein. The information presented below under the captions "Pro Forma Data" and "Operating Data" is unaudited.



                                                                                                             THREE MONTHS ENDED
                                                                 YEAR ENDED DECEMBER 31,                          MARCH 31,
                                                  ------------------------------------------------------    ---------------------
                                                   1992       1993       1994       1995         1996        1996         1997
                                                  -------    -------    -------    -------    ----------    -------    ----------
STATEMENT OF OPERATIONS DATA:
Revenues:
  Vacation Credit sales, net....................  $35,798    $38,743    $54,904    $77,783    $  100,040    $22,297    $   27,945
  Finance income................................    3,069      3,813      3,736      5,368         7,143      1,868         3,219
  Gains on sales of notes receivable............       --      1,558      1,635      3,222         5,673        244            --
  Resort management services....................      219      1,102      2,805      1,579         1,501        408           761
  Other.........................................      241        344        763      1,226         2,552        386           688
                                                  -------    -------    -------    -------      --------    -------      --------
        Total revenues..........................   39,327     45,560     63,843     89,178       116,909     25,203        32,613
Costs and operating expenses:
  Vacation Credit cost of sales.................    9,083      8,743     15,070     20,484        27,400      6,246         7,553
  Resort management services....................      301        959      2,613      1,283           859        199           259
  Sales and marketing...........................   17,954     19,523     25,615     36,374        47,810     10,771        13,131
  General and administrative....................    3,253      4,056      6,588      8,391        10,904      2,520         2,968
  Provision for doubtful accounts and recourse
    liability...................................    2,031      2,805      4,537      6,522         7,467      1,674         1,816
  Interest......................................    2,457      1,929        881      2,380         2,445        526           634
                                                  -------    -------    -------    -------      --------    -------      --------
        Total costs and operating expenses......   35,079     38,015     55,304     75,434        96,885     21,936        26,631
                                                  -------    -------    -------    -------      --------    -------      --------
Income before income taxes......................    4,248      7,545      8,539     13,744        20,024      3,267         6,252
  Income tax expense............................    1,542      2,909      3,214      4,979         7,348      1,211         2,253
                                                  -------    -------    -------    -------      --------    -------      --------
Net income......................................  $ 2,706    $ 4,636    $ 5,325    $ 8,765    $   12,676    $ 2,056    $    3,999
                                                  =======    =======    =======    =======      ========    =======      ========
PRO FORMA DATA:
Pro forma net income per share of Common
  Stock.........................................                                              $     0.88               $     0.28
Shares used in computing pro forma net income
  per share of Common Stock(1)..................                                              14,417,116               14,417,116
Supplemental pro forma net income per share of
  Common Stock(2)...............................                                              $     0.89               $     0.28
Shares used in computing supplemental pro forma
  net income per share of Common Stock(2).......                                              15,959,304               15,959,304
OPERATING DATA:
Number of WorldMark Resorts (at end of
  period).......................................       11         12         14         16            19         17            19
Number of units (at end of period)..............      147        239        325        499           746        554           798
Number of Vacation Credits sold (in
  thousands)....................................   32,636     34,296     47,025     65,308        82,270     18,685        21,367
Average price per Vacation Credit sold..........  $  1.11    $  1.14    $  1.18    $  1.21    $     1.24    $  1.23    $     1.27
Average cost per Vacation Credit sold...........  $  0.28    $  0.25    $  0.32    $  0.31    $     0.33    $   .33    $      .35
Number of Owners (at end of period).............    8,252     12,732     18,740     27,965        38,997     30,503        41,871
Average purchase price for new Owners...........  $ 7,693    $ 7,879    $ 8,141    $ 8,325    $    8,432    $ 8,472    $    8,506
BALANCE SHEET DATA:
Cash, including restricted cash.................  $   758    $   528    $   375    $   516    $      802    $   902    $    1,195
Total assets....................................   27,205     36,007     51,143     71,289        89,330     79,729       110,433
Indebtedness(3).................................   18,254      4,809     10,378     24,826        22,371     30,238        38,899
Stockholders' equity............................    5,412     22,308     27,456     36,753        49,744     38,810        53,743


---------------


(1) Includes the 5,193,693 shares to be issued to Jeld-Wen in connection with the Consolidation Transactions.



(2) Includes the 5,193,693 shares to be issued to Jeld-Wen in connection with the Consolidation Transactions; the 1,542,188 shares offered at an assumed initial public offering price of $17.00 per share to be used to retire $23.8 million in debt; and the elimination of interest expense related to the retirement of $23.8 million in debt.



(3) Indebtedness is comprised of notes payable to Jeld-Wen and others.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     Trendwest markets, sells and finances timeshare ownership interests in the form of Vacation Credits and acquires, develops and manages the WorldMark Resorts. The Company derives revenues primarily from the sale of Vacation Credits and, to a lesser extent, from the financing of Vacation Credits and from management fees generated from its management agreement with WorldMark.


     Vacation Credit sales and Upgrade Sales are recognized on the accrual basis after the Company has received an executed sales contract and a minimum 10% down payment, and the rescission period (generally three to seven days) has passed. In instances where the Company finances an Upgrade Sale and the customer does not make an additional cash down payment of at least 10% of the Upgrade Sale amount, the Company uses the installment method to recognize revenue. Under the installment method, gross profit on such Upgrade Sale is deferred and thereafter recognized in relation to each principal payment received. Revenue is fully recognized on the Upgrade Sales when the cash collected related to the Upgrade Sale totals 10% of the amount of the Upgrade Sale. Commencing in the first quarter of 1997, the Company modified its Upgrade Sales marketing practices so as to encourage an additional cash down payment of at least 10% of the Upgrade Sale amount. In the first and second quarters of 1997, 51.6% and 56.9%, respectively, of Upgrade Sales had the additional 10% cash down payment, as compared to 12.7% and 13.2%, respectively, in the first two quarters of 1996.


     The Company acquires or develops additional resort units for WorldMark and contributes those units to WorldMark free of monetary encumbrances, thereby creating additional Vacation Credits for sale by the Company. The Company assigns each WorldMark Resort unit a specific number of Vacation Credits based on its vacation use value relative to existing WorldMark Resort units. Acquisition and construction costs associated with the WorldMark Resort units are recorded as inventory. Vacation Credit cost of sales are allocated as Vacation Credit sales are recognized.


     Financing of Vacation Credits is provided to Owners by Trendwest at an interest rate of 13.9% or 14.9% per annum for a term of up to seven years. The Company routinely sells Notes Receivable to financial institutions and other investors to generate liquidity to acquire or develop new resort units and for working capital. The Company recognizes a gain on the sale of Notes Receivable at the time of sale equal to the present value of the estimated net future cash flow of the payment streams. This gain is recorded as a residual interest in Notes Receivable sold on the Company's balance sheet and is amortized over the term of the Notes Receivable using the interest method.


RESULTS OF OPERATIONS


     The following discussion of the results of operations relates to entities comprising the Company on a combined historical basis.



                                                                                    THREE MONTHS
                                                                                        ENDED
                                                      YEAR ENDED DECEMBER 31,         MARCH 31,
                                                     -------------------------     ---------------
                                                     1994      1995      1996      1996      1997
                                                     -----     -----     -----     -----     -----
AS A PERCENTAGE OF TOTAL REVENUES:
  Vacation Credit sales, net.......................   86.0%     87.2%     85.5%     88.5%     85.7%
  Finance income...................................    5.8       6.0       6.1       7.4       9.9
  Gains on sales of notes receivable...............    2.6       3.6       4.9       1.0        --
  Resort management services.......................    4.4       1.8       1.3       1.6       2.3
  Other............................................    1.2       1.4       2.2       1.5       2.1
                                                     -----     -----     -----     -----     -----
                                                     100.0%    100.0%    100.0%    100.0%    100.0%
                                                     =====     =====     =====     =====     =====

                                                                                    THREE MONTHS
                                                                                        ENDED
                                                      YEAR ENDED DECEMBER 31,         MARCH 31,
                                                     1994      1995      1996      1996      1997
                                                     -----     -----     -----     -----     -----
AS A PERCENTAGE OF VACATION CREDIT SALES, NET:
  Vacation Credit cost of sales....................   27.4%     26.3%     27.4%     28.0%     27.0%
  Sales and marketing..............................   46.7      46.8      47.8      48.3      47.0
  Provision for doubtful accounts and recourse
     liability.....................................    8.3       8.4       7.5       7.5       6.5
AS A PERCENTAGE OF RESORT MANAGEMENT REVENUES:
  Cost of resort management services...............   93.2%     81.3%     57.2%     48.8%     34.0%
AS A PERCENTAGE OF TOTAL REVENUES:
  General and administrative.......................   10.3%      9.4%      9.3%     10.0%      9.1%
  Total costs and operating expenses...............   86.6      84.6      82.9      87.0      80.8



  Comparison of the three months ended March 31, 1997 to the three months ended March 31, 1996



     For the three months ended March 31, 1997, the Company achieved total revenues of $32.6 million compared to $25.2 million for the three months ended March 31, 1996, an increase of 29.4%. The principal reason for the overall improvement was a 25.3% increase in Vacation Credit sales. The increase in Vacation Credit sales was primarily the result of a 14.4% increase in the number of Vacation Credits sold from 18.7 million in the first quarter of 1996 to 21.4 million in the first quarter of 1997, which increase was largely attributable to the opening of two new off-site sales offices (one in April 1996 and one in February 1997), one new on-site sales office in February 1996 and increased Upgrade Sales. Revenues from Upgrade Sales increased 65.4% from $2.6 million in the first quarter of 1996 to $4.3 million in the first quarter of 1997 due primarily to the increase in the number of Owners who made the necessary 10% cash down payment to allow full revenue recognition at the time of the sale. The number of Vacation Credits sold as Upgrades increased by approximately 3% in the first quarter of 1997 compared to the first quarter of 1996. The average price per Vacation Credit sold increased from $1.23 for the first quarter of 1996 to $1.27 for the first quarter of 1997, an increase of 3.3%, which is due primarily to a 4.5% increase in the sales price of Upgrade credits.



     Finance income increased 68.4% from $1.9 million in the first quarter of 1996 to $3.2 million in the first quarter of 1997 due to increased carrying balances of Notes Receivable and the recognition of the unrealized gain on residual interest in the Notes Receivable sold of $1.1 million. Gains on sales of Notes Receivable decreased $244,000 in the first quarter of 1997 compared with the first quarter of 1996 as there were no sales of Notes Receivable in the first quarter of 1997 which resulted in a gain. Revenues from resort management services increased 86.5% from $408,000 in the first quarter of 1996 to $761,000 in the first quarter of 1997 due to an increase in WorldMark's revenue resulting from the growth in number of WorldMark Resorts, increased income from use of Bonus Time and increased developer dues. Other revenues increased 78.2% from $386,000 in the first quarter of 1996 to $688,000 in the first quarter of 1997 due principally to increased servicing fees on Notes Receivable sold.



     Vacation Credit cost of sales increased from $6.2 million in the first quarter of 1996 to $7.6 million in the first quarter of 1997, an increase of 22.6%, primarily reflecting the increase in sales of Vacation Credits. As a percentage of Vacation Credit sales, Vacation Credit cost of sales decreased from 28.0% in the first quarter of 1996 to 27.0% in the first quarter of 1997 primarily due to the substantially higher percentage of Upgrade Sales in the first quarter of 1997 that were entitled to full revenue recognition at the time of sale. The Company believes that Vacation Credit cost of sales as a percentage of Vacation Credit sales would have increased slightly in the first quarter of 1997 as compared with the first quarter of 1996 absent the increase in the percentage of Owners who made a 10% cash down payment on Upgrade Sales.



     Sales and marketing costs increased 21.3% from $10.8 million in the first quarter of 1996 to $13.1 million in the first quarter of 1997. As a percentage of Vacation Credit sales, sales and marketing costs decreased from 48.3% in the first quarter of 1996 to 47.0% in the first quarter of 1997 primarily due to the substantially higher percentage of Upgrade Sales in the first quarter of 1997 that were entitled to full revenue recognition at the time of sale. The Company believes that sales and marketing costs as a percentage of Vacation Credit sales would have increased slightly in the first quarter of 1997 as compared with the first quarter of 1996 absent the increase in the percentage of Owners who made a 10% cash down payment on Upgrade Sales. This increase reflects an increase in expenses due to the opening of additional sales offices and marketing costs incurred to generate prospective customers in new market areas.



     General and administrative expenses increased 20.0% from $2.5 million in the first quarter of 1996 to $3.0 million in the first quarter of 1997, primarily reflecting the increased sales growth and increased administration costs at regional sales offices. As a percentage of total revenues, general and administrative expenses decreased from 10.0% in the first quarter of 1996 to 9.1% in the first quarter of 1997, due primarily to reduced office service charges from Jeld-Wen and to the substantially higher percentage of Upgrade Sales in the first quarter of 1997 that were entitled to full revenue recognition at the time of sale. The Company believes that general and administrative expenses as a percentage of Vacation Credit sales would have decreased slightly in the first quarter of 1997 as compared with the first quarter of 1996 absent the increase in the percentage of Owners who made a 10% cash down payment on Upgrade Sales.



     Provision for doubtful accounts and recourse liability increased 5.9% from $1.7 million in the first quarter of 1996 to $1.8 million in the first quarter of 1997. As a percentage of Vacation Credit sales, the provision declined from 7.5% in the first quarter of 1996 to 6.5% in the first quarter of 1997 due to continued growth in the amount of Notes Receivable from Upgrade Sales. Owners who Upgrade have a historically lower default rate than new Owners.


  Comparison of the year ended December 31, 1996 to the year ended December 31, 1995


     For 1996, the Company achieved total revenue of $116.9 million compared to $89.2 million for 1995, an increase of 31.1%. This increase was primarily due to a 28.5% increase in Vacation Credit sales, from $77.8 million to $100.0 million, and a 31.5% increase in finance income, from $5.4 million to $7.1 million. The increase in Vacation Credit sales was primarily the result of a 26.0% increase in the number of Vacation Credits sold from 65.3 million in 1995 to 82.3 million in 1996 due to the opening of two new off-site sales offices (one in May 1995 and one in April 1996) and three new on-site sales offices (one in April 1995, one in June 1995 and one in February 1996). Revenues from Upgrade Sales, increased from $6.6 million for 1995 to $12.4 million for 1996, due to the increased number of Owners and more effective sales programs. The average price per Vacation Credit sold increased slightly from $1.21 for 1995 to $1.24 for 1996, an increase of 2.5%. The increase in finance income was primarily due to increased carrying balances of Notes Receivable related to higher Vacation Credit sales in 1996 compared to 1995. Gains on sales of Notes Receivable increased 78.1% from $3.2 million for 1995 to $5.7 million for 1996. This increase was due to a greater amount of Notes Receivable sales, which increased from $38.6 million for 1995 to $72.2 million for 1996.


     Vacation Credit cost of sales increased from $20.5 million for 1995 to $27.4 million for 1996, an increase of 33.7%, primarily reflecting the increase in sales of Vacation Credits. As a percentage of Vacation Credit sales, Vacation Credit cost of sales increased to 27.4% in 1996 from 26.3% in 1995. This increase was due to the relatively higher cost of developing and constructing the Gleneden Beach resort in Oregon compared to other WorldMark Resorts and the reduction of revenue resulting from an increase in net deferred gross profit on Upgrade Sales.

     Cost of resort management services decreased 30.8% from $1.3 million in 1995 to $0.9 million in 1996, primarily as a result of the shift in the management responsibility for WorldMark's resort level operations from Trendwest to WorldMark which occurred in the second quarter of 1995.

     For 1996, sales and marketing costs increased 31.3% from $36.4 million in 1995 to $47.8 million in 1996. As a percentage of Vacation Credit sales, sales and marketing costs increased slightly from 46.8% in 1995 to 47.8% in 1996. The growth in sales and marketing costs reflects the increase in Vacation Credit sales and the opening of two new sales offices.

     General and administrative expenses increased 29.8% from $8.4 million in 1995 to $10.9 million in 1996, primarily reflecting the growth in the overall business of Trendwest. General and administrative expenses decreased as a percentage of total revenues from 9.4% in 1995 to 9.3% in 1996, primarily reflecting the realization of certain economies of scale causing administrative expenses to increase at a lower rate than total revenues.

     Interest expense remained consistent at $2.4 million, as lower average interest rates offset the effect of somewhat higher average loan balances.

     Provision for doubtful accounts and recourse liability increased 15.4% from $6.5 million in 1995 to $7.5 million in 1996. As a percentage of Vacation Credit sales, the provision declined from 8.4% in 1995 to 7.5% in 1996. Reserve strengthening contributed to the higher percentage in 1995 and a higher percentage of the Company's Notes Receivable being held by Upgrade Owners at the end of 1996 contributed to the lower percentage in 1996.

  Comparison of the year ended December 31, 1995 to the year ended December 31, 1994


     For the year ended December 31, 1995, the Company achieved total revenues of $89.2 million compared to $63.8 million for 1994, an increase of 39.8%. This increase was primarily due to a 41.7% increase in Vacation Credit sales, from $54.9 million in 1994 to $77.8 million in 1995, a 45.9% increase in finance income, from $3.7 million in 1994 to $5.4 million in 1995, and a 100.0% increase in gains on sales of Notes Receivable, from $1.6 million in 1994 to $3.2 million in 1995. These increases were partially offset by a decrease in resort management service revenues from $2.8 million in 1994 to $1.6 million in 1995. The increase in Vacation Credit sales was primarily the result of a 38.9% increase in the number of Vacation Credits sold from 47.0 million in 1994 to
65.3 million in 1995, primarily due to the addition of one new off-site sales office (in May 1995) and three new on-site sales offices (one in September 1994, one in April 1995 and one in June 1995). In addition, the growth in Upgrade Sales contributed to the increase in Vacation Credit sales. The average price per Vacation Credit sold in 1995 increased 2.5% from $1.18 in 1994 to $1.21 in 1995. Finance income increased as a result of a higher average balance of Notes Receivable outstanding due to financing associated with the increased Vacation Credit sales. Gains on sales of notes receivable increased from $1.6 million in 1994 to $3.2 million in 1995 reflecting the increase in the amount of Notes Receivable sold from $23.9 million in 1994 to $38.6 million in 1995 and improved interest rate spread on the Notes Receivable sold. The decrease in resort management service revenues was attributable to the shift in Worldmark's resort-level operations from Trendwest to WorldMark which occurred in the second quarter of 1995.


     Vacation Credit cost of sales increased 35.8% from $15.1 million in 1994 to $20.5 million in 1995. The increase in Vacation Credit costs of sales reflects the increase in the number of Vacation Credits sold in 1995. As a percentage of Vacation Credit sales, Vacation Credit cost of sales declined from 27.4% in 1994 to 26.3% in 1995 due to favorable product costs and economies of scale associated with developing and acquiring larger projects.


     Cost of resort management services decreased 50.0% from $2.6 million in 1994 to $1.3 million in 1995, primarily as a result of the shift in the management responsibility for WorldMark's resort-level operations from Trendwest to WorldMark.


     Sales and marketing costs increased 42.2% from $25.6 million in 1994 to $36.4 million in 1995, primarily as a result of increased Vacation Credit sales. As a percentage of Vacation Credit sales, sales and marketing costs increased from 46.7% in 1994 to 46.8% in 1995, primarily as a result of the increased costs associated with opening the three new sales offices in 1995.

     General and administrative expenses increased 27.3% from $6.6 million in 1994 to $8.4 million in 1995, reflecting the growth in the overall business of Trendwest. General and administrative expenses decreased as a percentage of total revenues from 10.3% in 1994 to 9.4% in 1995, reflecting the realization of certain economies of scale causing a lower rate of growth in administrative expenses compared to the increase in total revenues.

     Interest expense increased from $0.9 million in 1994 to $2.4 million in 1995. The increase in interest expense reflects the higher average loan balance associated with carrying a higher average Notes Receivable balance.

     Provision for doubtful accounts and recourse liability increased 44.4% from $4.5 million in 1994 to $6.5 million in 1995 reflecting the increase in Vacation Credit sales. As a percentage of Vacation Credit sales, provision for doubtful accounts and recourse liability increased from 8.3% in 1994 to 8.4% in 1995.

LIQUIDITY AND CAPITAL RESOURCES

     The Company generates cash from operations from down payments on sales of Vacation Credits which are financed, cash sales of Vacation Credits, principal and interest on Notes Receivable, and proceeds from sales and borrowings collateralized by Notes Receivable. The Company also generates cash on the interest differential between the interest charged on the Notes Receivable and the interest paid on loans collateralized by Notes Receivable.


     During the three months ended March 31, 1996 and 1997, and the years ended December 31, 1994, 1995 and 1996, cash flow provided by (used in) operating activities was ($4.9) million, ($15.9) million, ($11.6) million, ($14.2) million and $3.5 million, respectively. While net income was higher for the three months ended March 31, 1997 compared to the same period in the prior year, cash generated from operating activities decreased principally due to the increased issuance of Notes Receivable to finance the purchase of Vacation Credits, reduced proceeds from sales of Notes Receivable and higher expenditures to increase inventory levels of Vacation Credits. For the first quarter of 1997, cash flows from operating activities resulted primarily from repayments of Notes Receivable of $5.3 million, and cash flow used in operating activities was principally for the issuance of Notes Receivable of $25.3 million to finance the purchase of Vacation Credits by Owners. For 1996, cash flows from operating activities resulted primarily from the sale and repayment of Notes Receivable of $88.6 million and net income of $12.7 million. Cash flow used in operating activities in 1996 was principally due to an increase in Notes Receivable of $91.6 million to finance the purchase of Vacation Credits by Owners and to an increase in inventory level of $5.7 million due to the increasing sales of Vacation Credits. In 1994 and 1995, the cash flow used in operating activities was primarily due to an increase in Notes Receivable of $50.3 million and $71.1 million, respectively, partially offset by cash received from the sale and repayment of Notes Receivable of $42.9 million and $57.7 million, respectively, and net income of $5.3 million and $8.8 million, respectively.



     Net cash used in investing activities for the three months ended March 31, 1996 and 1997, and the years ended December 31, 1994, 1995 and 1996 was $264,000, $630,000, $229,000, $93,000 and $1.4 million, respectively. Cash used in the acquisition of property, plant and equipment was primarily used to acquire furniture and fixtures and data processing equipment required to meet the growth of the Company. In 1995, cash of $4.2 million was provided from the sale of marketable securities, while $4.3 million was used to purchase property and equipment, primarily the Company's corporate office facility in Bellevue, Washington.



     Net cash provided by (used in) financing activities for the three months ended March 31, 1996 and 1997, and the years ended December 31, 1994, 1995 and 1996 was $5.4 million, $16.5 million, $11.5 million, $14.4 million and ($2.1) million, respectively. For the three months ended March 31, 1997, the Company borrowed $14.7 million from a group of banks led by Seattle-First National Bank (the "Bank Group") secured by Notes Receivable to meet working capital needs. Other net cash provided by (used in) financing activities primarily related to net loan repayments or borrowings from Jeld-Wen.



     Since completed units at various resort properties are acquired or developed in advance and a significant portion of the purchase price of Vacation Credits is financed by the Company, the Company continually needs funds to acquire and develop property, to carry Notes Receivable contracts and to provide working capital. The Company has historically secured additional funds through loans from Jeld-Wen and the sale of Notes Receivable through the Finance Subsidiaries. See "Risk Factors -- Dependence on Acquisitions of Additional Resort Units for Growth; Need for Additional Capital."



     The Company has an open line of credit with Jeld-Wen which bears interest at prime plus 1% (currently 9.50%) per annum. The limit on the amount of the credit line has not been set by Jeld-Wen and the amount outstanding on the line of credit is payable on demand. As of March 31, 1997, the outstanding indebtedness to Jeld-Wen was $23.8 million, and the income taxes payable to Jeld-Wen were $3.4 million. Upon consummation of the Offering, the Company intends to repay the indebtedness to Jeld-Wen.

     Financing of Notes Receivable has been accomplished by use of a $68.0 million purchase commitment from the Bank Group. As of March 31, 1997, Notes Receivable totaling $67.0 million had been transferred to the Bank Group. As discussed in note 2(i) to the accompanying combined financial statements, the Company's transfer of receivables to the Bank Group in the first quarter of 1997 did not meet the sale recognition criteria of SFAS No. 125 and were treated as secured borrowings. The Notes Receivable transferred to the Bank Group are collateralized by a pool of Notes Receivable equal to 25% of the amount transferred to the Bank Group. Interest rates under the line of credit with the Bank Group are at 30 day, 60 day, 90 day or 180 day LIBOR plus 150 basis points. The Company has purchased a three year, 30-day LIBOR interest rate cap at 10.125% per annum on $31.8 million. The interest rate cap expires on April 10, 1998. The agreement with the Bank Group is subject to annual renewal on June 30 of each year. The Company has obtained a one-year extension to June 30, 1998, an increase in the size of this facility to $93.0 million, and a reduction in the interest rate to LIBOR plus 125 basis points effective June 30, 1997. In addition, the Company has modified its transfer arrangements so that Notes Receivable transferred to the Bank Group qualify for sales recognition under SFAS 125. In the future, the Company may hypothecate its Notes Receivable.



     The Company also has a $5.0 million line of credit with FINOVA Capital Corporation. At March 31, 1997, the outstanding balance on this line was $717,340. Notes Receivable are assigned to the lender and principal payments are applied to the line of credit as received. The line of credit bears interest at 10.5% per annum. The loan agreement requires the Company to maintain minimum financial ratios, restricts certain expenses and limits cash distributions. At March 31, 1997, the Company was in compliance with all covenants under this line of credit. The line of credit matures in 2000, but it is anticipated that principal payments on the assigned Notes Receivable will fully repay the line of credit in December 1997. The Company does not anticipate renewing this line of credit.


     Through the end of 1998, the Company anticipates spending approximately $68.0 million for acquisitions and development of new resort properties and for expansion and development activities at the existing WorldMark Resorts. The Company plans to fund these expenditures with the net proceeds of the Offering (after reduction of debt) and cash generated from operations, including further sales or securitizations of Notes Receivable. The Company believes that, with respect to its current operations, the net proceeds to the Company from the Offering, together with cash generated from operations and future borrowings, will be sufficient to meet the Company's working capital and capital expenditure needs through the end of 1998.


     WorldMark maintains a replacement reserve for the WorldMark Resorts which is funded from the annual assessments of the Owners. At March 31, 1997, the amount of such reserve was approximately $3.8 million. The replacement reserve is utilized to refurbish and replace the interiors and furnishings of the condominium units and to maintain the exteriors and common areas in WorldMark Resorts in which all units are owned by WorldMark. The Company may advance funds to WorldMark from time to time.



     In the future, the Company may negotiate additional credit facilities, or issue corporate debt or equity securities. Any debt incurred or issued by the Company may be secured or unsecured, at a fixed or variable rate interest, and may be subject to such additional terms as management deems appropriate.



RECENT DEVELOPMENTS



     Total revenues for the second quarter of 1997 compared to the second quarter of 1996 improved 28.4% from $31.0 million to $39.8 million with each segment of revenue reflecting an improvement. Vacation Credit sales increased from $26.2 million in the second quarter of 1996 to $32.9 million in the second quarter of 1997, an increase of 25.6%, reflecting an increase in Vacation Credits sold of 18.1% from 21.5 million to 25.4 million. The increase in Vacation Credit sales is due primarily to two additional off-site sales offices, Ontario and Costa Mesa, which opened in April 1996 and February 1997, respectively, and improved results of the on-site sales office at Gleneden Beach which opened in February 1996. In addition, the average price per Vacation Credit sold increased from $1.24 in the second quarter of 1996 to $1.27 in the second quarter of 1997, primarily attributable to a 4.5% increase in the sales price of Upgrade credits sold. Revenues from Upgrade Sales improved 71.4% from $2.8 million to $4.8 million due to increased Upgrade Sales and the higher proportion of Upgrade Sales which were entitled to full revenue recognition at the time of sale. Finance income improved

85.7% from $1.4 million to $2.6 million due principally to increased carrying balances of Notes Receivable. While sales of Notes Receivable declined from $31.9 million in the second quarter of 1996 to $28.0 million in the second quarter of 1997, the related gains from such sales increased from $2.6 million to $3.2 million, respectively. The increase resulted primarily from a higher net interest spread and the positive impact of applying SFAS 125 during 1997. Revenues from resort management services increased from $167,000 to $517,000 due to an increase in WorldMark's revenue resulting from the growth in membership, the number of units in the system, increased income from the use of Bonus Time by members and increased developer dues. Other revenues increased 10.1% from $603,000 to $664,000 over the second quarter of 1996 due principally to increased servicing fees on Notes Receivable sold.



     Total revenues increased from $56.2 million for the six months ended June 30, 1996 to $72.4 million for the six months ended June 30, 1997, an increase of 28.8%. Although all revenue segments improved over the prior six month period, the improvement in revenues was due primarily to the increase in Vacation Credit sales and finance income. Vacation Credit sales improved from $48.5 million to $60.8 million, an increase of 25.4%. This improvement was due to increased sales to new Owners, increased Upgrade Sales, the higher proportion of Upgrade Sales that were entitled to full revenue recognition at the time of sale and an increase in the average sales price of Vacation Credits sold resulting primarily from a 4.5% increase in the sales price of Upgrade credits. The number of Vacation Credits sold improved from 40.2 million to 46.8 million, an increase of 16.4% and is primarily due to additional off-site sales offices and improved results for the on-site sales office at Gleneden Beach. Finance income increased 75.8% over the six months ended June 30, 1996 from $3.3 million to $5.8 million due principally to increased carrying balances of Notes Receivable and the recognition of the unrealized gain on residual interest in Notes Receivable sold of $1.2 million.

                                    BUSINESS

OVERVIEW


     Trendwest Resorts, Inc. markets, sells and finances timeshare Vacation Ownership Interests and acquires, develops and manages timeshare resorts. In 1996, Trendwest was ranked as one of the largest timeshare companies in the United States, according to published sales volume data in the Vacation Ownership World trade magazine. The Company's timeshare resorts are owned by and operated through WorldMark, a non-profit mutual benefit corporation organized by Trendwest in 1989 to provide an innovative, flexible vacation ownership system. As of March 31, 1997, WorldMark had in excess of 41,000 Owners and owned and maintained an aggregate of 798 condominium-style units at 19 WorldMark Resorts in the western United States, Hawaii, British Columbia and Mexico. The Company presently sells Vacation Ownership Interests in Washington, Oregon and California, primarily through eight off-site sales offices.



     Trendwest sells Vacation Ownership Interests in the form of Vacation Credits which are created by the transfer to WorldMark of resort units purchased or developed by the Company. Vacation Credits can be used by Owners to reserve units at any of the WorldMark Resorts, at any time during the year and in time increments as short as one day. The use of Vacation Credits is not tied to any particular resort unit or time period as is typical in the timeshare industry. The Company believes that the combination of multiple WorldMark Resorts and the Company's Vacation Credit system provides Owners with an attractive range of vacation planning choices and values not generally available within the timeshare industry. The Company's Vacation Credit system with multiple WorldMark Resorts facilitates the sale of Vacation Credits at off-site sales offices located in major metropolitan areas and reduces dependence on on-site sales centers located at more remote resort locations.



     The Company sells Vacation Credits at its 11 sales offices, eight of which are located off-site in metropolitan areas. The other sales offices are located on-site at three of the WorldMark Resorts. The Company intends to establish an additional off-site sales office in California in late 1997. The Company transferred 224 resort units to WorldMark in 1996, 146 resort units in 1995 and 86 resort units in 1994. Revenues from Vacation Credit sales increased to approximately $100.0 million in 1996 from $77.8 million in 1995 and approximately $54.9 million in 1994. The Company transferred 48 resort units to WorldMark during the first quarter of 1997. As of March 31, 1997, the Company had purchase agreements and developments in progress to obtain an additional 364 resort units during the remainder of 1997 and 1998, of which 163 units are expected to be available in 1997, and the remaining 201 resort units are expected to be available during 1998.


OPERATING STRATEGY

     The Company believes its operating strategy and vacation ownership system provide the following advantages over other timeshare companies:

     - Vacation Flexibility. The Company's Vacation Credit system allows Owners access to multiple WorldMark Resorts, permitting them to tailor their vacation according to their schedules, desired vacation length, location preferences and space requirements. The 19 WorldMark Resort locations provide access to a variety of vacation experiences, from skiing to golf, and a variety of settings, from beaches to mountains. Vacation time is reserved on a first come, first served basis. In 1996, based on information provided by Owner comment cards, the Company believes that approximately 73% of Owners received their first choice of resort location when reserving vacation time. To enhance Owner usage and facilitate weekend stays and stays shorter than one week, the Company purchases and develops a large percentage of WorldMark Resort units within a reasonable driving distance of the Company's primary metropolitan sales markets.

     - Appeal to Broad Consumer Base. The Company believes its Vacation Credit system enables it to market effectively to potential customers with a broader range of income levels and vacation requirements than is addressed by most timeshare companies. The Company provides prospective purchasers with the opportunity to purchase varying increments of Vacation Credits suitable for their financial position and vacation needs. The Company's minimum purchase requirement of 6,000 Vacation Credits, which presently costs $7,800, makes entry into WorldMark affordable for a significant number of households. The Company also markets Upgrades to existing Owners in smaller increments, which accounted for approximately 12% of Vacation Credit sales in 1996.


     - Marketing Through Off-Site Sales Offices. The Company's Vacation Credit system facilitates marketing Vacation Ownership Interests effectively at off-site sales offices. The Company believes the use of off-site sales offices enables it to attract a larger number of prospective purchasers to sales presentations than at sales offices at more remote resort locations. In addition, the location of sales offices in metropolitan areas provides the Company with the flexibility to establish sales offices in the most demographically attractive areas within a geographic market and to relocate sales offices quickly at a modest cost when conditions warrant.

     - Inventory Control. The Company's sale of Vacation Credits rather than deeded interests with weekly intervals at individual resorts enables it to schedule its resort acquisition and development activities in accordance with its anticipated sales volumes and to diversify the risk of its capital commitments among several resorts. Since all Vacation Credits have the same use rights and sell for the same price, the Company does not experience a buildup of inventory of less desirable resort units or interval dates which are difficult to sell. The Company can also develop resorts at desirable remote locations since it does not depend on on-site sales offices to generate sales.


     - Owner Satisfaction. The Company places great importance on Owner satisfaction. The Company believes that Owner satisfaction is achieved by maintaining a high level of quality at the WorldMark Resorts, by increasing the number of resort locations and by satisfying Owners' first vacation requests a high percentage of the time. Of the 19 WorldMark Resorts, 12 have the highest rating from Resort Condominiums International Inc. ("RCI"), the world's largest timeshare exchange network, four have the second-highest rating from RCI and three have been recently opened and have not yet been rated. The Company has increased the number of WorldMark Resorts from three in 1989 to its present 19 and intends to add two additional WorldMark Resorts during the remainder of 1997 and 1998. Although Owners have exchange privileges through the RCI network, the Company believes that Owner satisfaction with the WorldMark Resorts is demonstrated by the Owners' usage of approximately 74% of their Vacation Credits at WorldMark Resorts in 1996. The satisfaction of existing Owners with WorldMark and the WorldMark Resorts generates additional revenues to the Company through Upgrade Sales and from Owner referrals of new prospects.


GROWTH STRATEGY

     The Company's growth strategy is to (i) expand existing WorldMark Resorts and acquire and develop additional resorts primarily in the western United States, Hawaii, British Columbia and Mexico to provide additional Vacation Credits for sale by the Company and a wider range of WorldMark Resorts for use by Owners; (ii) increase sales and financings of Vacation Credits to new customers by expanding sales and marketing efforts, including opening additional off-site sales offices; and (iii) increase Upgrade Sales by establishing and maintaining long-term relationships with Owners through effective customer service programs and innovative benefit programs and discount packages.

     Acquisition and Development of Additional Resorts. The Company acquires and develops additional resort units for WorldMark, thereby providing additional Vacation Credits for sale by the Company and a greater variety of resort locations for the Owners. The Company acquires and develops properties in attractive vacation areas that are either within a reasonable driving distance (generally two to five hours) from an off-site sales office or are easily accessible by air travel. The Company's goal is to obtain a mix of resort locations that can accommodate purchasers of approximately 70% of the Vacation Credits sold in a particular geographic market within a reasonable driving distance of that market. The Company intends to acquire new resort locations in the western United States (west of the Rocky Mountains) and in Hawaii, British Columbia and Mexico. The Company seeks properties that have on-site resort amenities, or are located close to such amenities, such as ski lifts, golf courses, tennis courts, swimming pools, rivers, lakes and beaches. As of March 31, 1997, the Company had an existing inventory of 24.3 million Vacation Credits and had purchase agreements and developments in progress to add 163 units that are expected to be available during the remainder of 1997, and an additional 201 units that are expected to be available during 1998. These new units are expected to provide an aggregate of approximately 167.5 million Vacation Credits.


     Sales and Financings of Vacation Credits. The Company plans to increase the sales and financings of Vacation Credits to new customers primarily through the opening of additional off-site sales offices. The Company opened a new off-site sales office in Costa Mesa, California in February 1997 and anticipates opening an additional off-site sales office in late 1997 in California. While sales at existing sales offices have generally experienced annual increases, the Company believes that a substantial portion of its sales growth will come from recently established and new off-site sales offices. The Company believes that the success of its owner referral program will also be a significant factor to increase sales. The Company's owner referral program, where existing Owners refer prospective new Owners to the Company, was the source for approximately 16% of sales of Vacation Credits during 1996.



     Since an important component of the Company's sales strategy is the affordability of Vacation Credits, the Company believes that a significant portion of its sales of Vacation Credits will continue to be financed by the Company. In 1996, the Company provided financing for approximately 87% of the aggregate purchase price of Vacation Credits sold to new Owners. During 1996, the average new Note Receivable had a principal amount of approximately $7,500, and the aggregate amount of Notes Receivable generated in connection with the sale of Vacation Credits to new Owners was approximately $79.1 million. The Company has sold, and expects in the future to sell, a substantial amount of its Notes Receivable. See "-- Customer Financing," "-- Finance Subsidiaries" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."



     Sales of Additional Vacation Credits to Existing Owners. The Company places significant emphasis on Upgrade Sales to existing Owners. Upgrade Sales accounted for approximately 8% and 12% of the Company's sales of Vacation Credits during 1995 and 1996, respectively. With an increasing number of Owners, the Company believes that Upgrade Sales will continue to increase. Since a new Owner may purchase as few as 6,000 Vacation Credits to become an Owner, Owners often are interested in purchasing Upgrades in order to expand their ability to use the WorldMark Resorts. Upgrades are offered in increments of 1,000 Vacation Credits and generally may be purchased at a discount from the then current price. Owners have the opportunity to finance the purchase of Upgrades through the Company. Upgrade Sales to existing Owners provide a higher gross margin to the Company due to substantially lower sales and marketing costs associated with such sales. The Company has a segment of its sales and marketing group which concentrates on Upgrade Sales. See "-- Customer Financing."


THE TIMESHARE INDUSTRY

     The Market. The resort component of the leisure industry primarily is serviced by two separate alternatives for overnight accommodations: commercial lodging establishments and timeshare or "vacation ownership" resorts. Commercial lodging consists of hotels, motels, privately owned condominiums and houses rented on a nightly, weekly or monthly basis. For many vacationers, particularly those with families, a lengthy stay at a quality commercial lodging establishment is above the available budget, and the space provided relative to the cost is not adequate. The Company believes that vacation ownership programs present an economical alternative to commercial lodging for vacationers.

     According to ARDA, a nonprofit industry organization, the timeshare industry experienced a record year in 1994 with 384,000 new owners purchasing 560,000 vacation intervals generating sales of $4.76 billion. First introduced in Europe in the mid-1960s, ownership of vacation intervals has been one of the fastest growing segments of the hospitality industry over the past two decades. As shown in the following charts the worldwide timeshare industry has expanded significantly since 1980 both in vacation interval sales volume and number of vacation interval owners.

                    DOLLAR VOLUME OF VACATION INTERVAL SALES
                                 (IN BILLIONS)

1980                                     0.49
1981                                     0.97
1982                                     1.17
1983                                     1.34
1984                                     1.74
1985                                     1.58
1986                                     1.61
1987                                     1.94
1988                                     2.39
1989                                     2.97
1990                                     3.24
1991                                     3.74
1992                                     4.25
1993                                     4.51
1994                                     4.76

                       NUMBER OF VACATION INTERVAL OWNERS
                                 (IN THOUSANDS)


1980                                      155
1981                                      220
1982                                      335
1983                                      470
1984                                      620
1985                                      805
1986                                      970
1987                                     1125
1988                                     1310
1989                                     1530
1990                                     1800
1991                                     2070
1992                                     2363
1993                                     2760
1994                                     3144

---------------

Source: American Resort Development Association, The 1995 Worldwide Timeshare Industry.

     The Company believes that, based on published industry data, the following factors have contributed to the increased acceptance of the timeshare concept among the general public and the substantial growth of the timeshare industry over the past 15 years:

     - Increased consumer confidence resulting from consumer protection regulation of the timeshare industry and the entry of brand name national lodging companies into the industry;

     - Increased flexibility of timeshare ownership due to the growth of exchange organizations such as RCI and Interval International;

     - Improvement in the quality of both the facilities themselves and the management of available timeshare resorts;

     - Increased consumer awareness of the value and benefits of timeshare ownership, including the cost savings relative to other lodging alternatives; and

     - Improved availability of financing for purchasers of vacation intervals.

     The timeshare industry traditionally has been highly fragmented and dominated by a large number of local and regional resort developers and operators, most with relatively small resort portfolios consisting of units with differing quality. The Company believes that one of the most significant factors contributing to the current success of the timeshare industry is the entry into the market of some of the world's major lodging, hospitality and entertainment companies. Such major companies which now operate or are developing or franchising vacation interval resorts include Marriott, Disney, Hilton, Hyatt, Four Seasons, InterContinental, Westin and Promus. Unlike the Company, however, the timeshare operations of each of these companies comprise only a relatively small portion of such company's overall operations. Moreover, brand name lodging companies are believed by the Company to have had less than 10% of the worldwide vacation interval market in 1995. The timeshare products offered by most companies are limited to the use of one resort in weekly intervals and only provide use of the resort for a fixed period of time. Vacation Credits can be used by Owners at any WorldMark Resort, at any time during the year and for any number of days. Unlike the typical requirements imposed by other timeshare companies, the use of Vacation Credits is not related to any specific resort, fixed usage period, or time of year. The Company believes that the combination of its system of Vacation Credits and numerous WorldMark Resorts provides its customers with a range of vacation choices not offered by any other timeshare company. See "-- Competition."

     The Consumer. According to 1995 information compiled by ARDA, (i) the prime market for vacation intervals is customers in the 40-55 year age range who are reaching the peak of their earning power, (ii) the median age of a vacation interval buyer was 50, and (iii) the median annual household income of vacation interval owners in the United States was approximately $63,000, with approximately 35% of all vacation interval owners having an annual household income greater than $75,000 and approximately 17% of such owners having an annual household income greater than $100,000. Despite the growth in the timeshare industry, vacation interval ownership as of December 31, 1994 had achieved only a 3.0% market penetration among United States households with income above $35,000 per year and a 3.9% market penetration among United States households with income above $50,000 per year.


     According to the ARDA study, the three primary reasons cited by consumers for purchasing a vacation interval are (i) the ability to exchange the vacation interval for accommodations at other resorts through exchange networks such as RCI (cited by 82% of vacation interval purchasers), (ii) the savings as compared to traditional resort vacations (cited by 61% of such purchasers), and (iii) the quality and appeal of the resort at which they purchased a vacation interval (cited by 54% of such purchasers). According to the ARDA study, vacation interval buyers have a high rate of repeat purchases. Approximately 41% of all vacation interval owners own more than one interval, and approximately 51% of all owners who bought their first vacation interval before 1985 subsequently purchased a second vacation interval. In addition, the ARDA study suggests that customer satisfaction increases with length of ownership, age, income, multiple location ownership and accessibility to vacation interval exchange networks.

     The Company believes it is well positioned to take advantage of these trends because its vacation ownership program provides (i) an increasing number of high quality resorts, (ii) the flexibility to stay at any of the WorldMark Resorts, (iii) the opportunity to participate in the RCI network, (iv) the relative affordability of becoming an Owner compared to alternative vacation interval programs, and (v) an innovative combination of features that provides Owners with a more flexible timeshare product than those presently offered in the timeshare industry. The Company expects the timeshare industry to continue to grow as the baby-boom generation (currently ages 32 to 50) moves through the 40-55 year age bracket, the age group which purchased the most vacation intervals in 1994.

DESCRIPTION OF THE WORLDMARK RESORTS

     The following table sets forth certain information with respect to the WorldMark Resorts as of March 31, 1997. All of the units are fully-furnished, including telephones, televisions, VCRs and stereos, and all but the studio units feature full kitchens. Most of the units contain a washer and dryer, fireplace, microwave and private outdoor barbecue grill. Many units also include a private deck.

                                                 SIZE OF UNITS(1)                  WORLDMARK RESORT AMENITIES
                                             ------------------------    -----------------------------------------------
                                                                                   SWIMMING    WHIRLPOOL/    RESTAURANT/
 EXISTING RESORTS           LOCATION          S     1BR    2BR    3BR    TENNIS      POOL       JACUZZI        LOUNGE
-------------------    -------------------    -     ---    ---    ---    ------    --------    ----------    -----------
BRITISH COLUMBIA
 Sundance              Whistler                 0   10      9      6                             --
CALIFORNIA
 North Shore           Bass Lake                0    0     61      0      --        --           --
   Estates
 Beachcomber           Pismo Beach              0   20      0      0      --
 Palm Springs          Palm Springs            10   12     35      7                --           --            --
 Big Bear              Big Bear Lake            0   12      0      0
HAWAII
 Valley Isle           Maui                     2    6      6      0                --                         --
 Kapaa Shores          Kauai                    0   25     17      0      --        --           --
NEVADA
 Lake Tahoe            Stateline                0   23     21      6                --           --
 Las Vegas             Las Vegas                0   22     20      0                --
OREGON
 Eagle Crest           Redmond                  1   28     21     12      --        --           --            --
 Gleneden Beach        Lincoln City             0   35     41      4      --        --           --
 Running Y Resort      Klamath Falls            0   12     13      1      --        --           --
WASHINGTON
 Lake Chelan Shores    Chelan                   0    5      8      0      --        --           --
 Surfside              Long Beach               0   20      5      0                --           --
 Discovery Bay         Sequim                   0    0     32      0      --        --           --            --
 Park Village          Leavenworth              0    0     72      0                --           --
 Mariner Village       Ocean Shores             0    8     24      0                --           --
 Birch Bay             Blaine                   0   16     36      0                --           --
MEXICO
 Coral Baja            San Jose del Cabo        0   50     23      1      --        --           --            --

PLANNED RESORTS:
 Clear Lake(2)         Nice, California
 Kona(2)               Hawaii, Hawaii


 EXISTING RESORTS          NEARBY AMENITIES
-------------------  ----------------------------
BRITISH COLUMBIA
 Sundance            Golf, Skiing
CALIFORNIA
 North Shore         Water Activities, Yosemite
   Estates           National Park
 Beachcomber         Beaches
 Palm Springs        Golf
 Big Bear            Skiing, Water Activities
HAWAII
 Valley Isle         Golf, Beaches
 Kapaa Shores        Golf, Beaches
NEVADA
 Lake Tahoe          Skiing, Golf, Water
                     Activities, Gaming
 Las Vegas           Gaming, Golf
OREGON
 Eagle Crest         Golf, Equestrian Center,
                     Fitness Center
 Gleneden Beach      Golf, Beaches, Gaming
 Running Y Resort    Golf, Water Activities
WASHINGTON
 Lake Chelan Shores  Water Activities
 Surfside            Beaches
 Discovery Bay       Water Activities
 Park Village        Golf, Skiing
 Mariner Village     Beaches
 Birch Bay           Beaches, Gaming
MEXICO
 Coral Baja          Beaches, Golf
PLANNED RESORTS:
 Clear Lake(2)       Golf, Water Activities
 Kona(2)             Golf, Beaches


---------------

(1) S indicates studio; 1BR indicates one bedroom; 2BR indicates two bedrooms; and 3BR indicates three bedrooms. Units with the same number of bedrooms may vary in size and amenities.

(2) These units are expected to be contributed to WorldMark in 1997 and 1998.

     In addition to the planned additions of Clear Lake and Kona as WorldMark Resorts, the Company currently has several other resorts in the permitting stage and several more in the advanced planning stage. One potential development is the MountainStar project which initially would involve an 1,100 acre parcel in central Washington owned by Jeld-Wen. On behalf of Jeld-Wen, the Company is currently pursuing the necessary regulatory approvals. Should the required approvals be obtained in a timely manner, active development of this project could commence as early as the summer of 1998, and the Company anticipates that it would purchase a portion of the real estate involved in the project and construct condominium units for its own account and for transfer to WorldMark. In addition, the Company may be retained by Jeld-Wen to act as project manager for the overall development of MountainStar.



     The WorldMark Resorts are owned by WorldMark free and clear of all monetary encumbrances. WorldMark maintains a replacement reserve for the WorldMark Resorts which is funded from the annual assessments of the Owners. At March 31, 1997, the amount of such reserve was approximately $3.8 million. The replacement reserve is utilized to refurbish and replace the interiors and furnishings of the condominium units and to maintain the exteriors and common areas in WorldMark Resorts in which all units are owned by WorldMark.


WORLDMARK

     WorldMark is a California nonprofit mutual benefit corporation that was formed by Trendwest in 1989. WorldMark's articles of incorporation provide that the specific purpose for which it was formed is to own, operate and manage the real property conveyed to it by the Company. Owners receive the right to use all WorldMark Resort units at any available time and interval selected by the Owner, and the right to vote to elect WorldMark's board members and with respect to certain major WorldMark matters. The number of votes that each Owner has is based on the number of Vacation Credits owned.

     Compared to other timeshare arrangements, the WorldMark concept provides Owners significant flexibility in planning vacations. Depending on how many Vacation Credits an Owner has purchased, the Owner may use the Vacation Credits for one or more vacations annually. The number of Vacation Credits that are required to stay one day at WorldMark's units varies, depending upon the resort location, the size of the unit, the vacation season and the day of the week. For example, a Friday or Saturday night stay at a one-bedroom unit may require 825 Vacation Credits per night off-season and 1,450 Vacation Credits per night in peak season. A midweek stay at the same one-bedroom unit would require less Vacation Credits. This range of Vacation Credits that is required to stay one day enables an Owner to receive a varying number of days at the WorldMark Resorts depending on the vacation choices made by the Owner. Under this system, Owners can select vacations according to their schedules, space needs and available Vacation Credits. Vacation Credits are reissued on an anniversary date basis and any unused Vacation Credits may be carried over for one year. An Owner may also borrow Vacation Credits from the Owner's succeeding year's allotment.

     An Owner may also purchase bonus time ("Bonus Time") from WorldMark for use when space is available. Bonus Time can only be reserved within two weeks of use. Bonus Time gives Owners the opportunity to use available units on short notice at a reduced rate (generally from $20 to $50 per night for a two bedroom unit, mid-week in the off-season) and to obtain usage beyond their Vacation Credit allotment.

     WorldMark collects maintenance dues from Owners based on the number of Vacation Credits owned. Currently, the annual dues are $237 for the first 5,000 Vacation Credits owned, plus $72 for each additional increment of 2,500 Vacation Credits owned. These dues are intended to cover WorldMark's operating costs, including condominium association dues at the WorldMark Resorts. Trendwest pays WorldMark the dues on all unsold Vacation Credits. Such payments totaled $137,000, $512,000 and $273,000 in 1994, 1995 and 1996, respectively.

     WorldMark has a five member board of directors that manages its business and affairs. Three of the directors and principal executive officers of WorldMark are also officers of the Company. The Board must obtain the approval of a majority of the voting power of the Owners represented (excluding Trendwest) to take certain actions, including (i) incurrence of capital expenditures exceeding 5% of WorldMark's budgeted gross expenses during any fiscal year and (ii) selling property of WorldMark during any fiscal year with an aggregate fair market value in excess of 5% of WorldMark's budgeted gross expenses for such year.

     Trendwest has a Management Agreement with WorldMark whereby Trendwest acts as the exclusive manager and servicing agent of WorldMark and the vacation owner program. Trendwest's responsibilities under the Management Agreement include general management of WorldMark, overseeing the property management and service levels of the resorts, and preparing financial forecasts and budgets for WorldMark. The Management Agreement provides for automatic one-year renewals unless such renewal is denied by a majority of the voting power of the Owners (excluding Trendwest). As compensation for its services, Trendwest receives the portion of total revenues received by WorldMark remaining after WorldMark pays or reserves for its expenses plus reserves for repair and replacement of WorldMark Resorts. This amount is subject to a ceiling equal to 15% of the budgeted annual expenses and reserves of WorldMark (exclusive of Trendwest's fee). Trendwest's management revenues from WorldMark during 1994, 1995 and 1996 were approximately $173,000, $747,000 and $1,103,000, respectively.

SALES AND MARKETING

     The Company's sales of Vacation Credits primarily occur at eight off-site sales offices located in metropolitan areas in three regions. The remainder of the Company's sales of Vacation Credits occur at three on-site sales offices in these regions. The Company plans to open a new off-site sales office in California in late 1997. Certain information with respect to the Company's sales offices in the three regions is provided below.


                                                          YEAR ENDED DECEMBER 31,
          -----------------------------------------------------------------------------------------------------------------------

                           1994                                   1995
          --------------------------------------  --------------------------------------                     1996
                                                          (DOLLARS IN THOUSANDS)          ---------------------------------------
            AVERAGE NUMBER                          AVERAGE NUMBER                          AVERAGE NUMBER
               OF SALES       NUMBER OF                OF SALES       NUMBER OF                OF SALES       NUMBER OF
 REGION   REPRESENTATIVES(1)  OWNERS(2)  SALES(3) REPRESENTATIVES(1)  OWNERS(2)  SALES(3) REPRESENTATIVES(1)  OWNERS(2)  SALES(3)
--------- ------------------  ---------  -------  ------------------  ---------  -------  ------------------  ---------  --------
Pacific
Northwest(4)...         61      11,414   $31,654           75           17,290   $43,926           86           23,979   $ 54,313
Northern
California(5)..         32       7,326    23,250           58           10,371    31,324           55           13,786     37,287
Southern
California(6)..         --          --        --            7              304     2,533           24            1,232      8,440
                        --
                                ------   -------          ---           ------   -------          ---           ------   --------
 Total...               93      18,740   $54,904          140           27,965   $77,783          165           38,997   $100,040
                        ==      ======   =======          ===           ======   =======          ===           ======   ========


---------------

(1) Represents the average number of sales representatives during the year. This calculation is based on the number of sales representatives at the end of each calendar quarter during the indicated year.


(2) Cumulative number of Owners at the end of the year, including Owners who purchased Vacation Credits at Eagle Crest and Running Y.


(3) Includes Upgrade Sales.

(4) Comprised of three off-site sales offices (Kirkland, Washington, which opened in October 1989 and moved to Seatac, Washington in February 1994; Vancouver, Washington, which opened in February 1994; and Lynnwood, Washington, which opened in June 1995) and three on-site sales offices (Leavenworth, Washington, which opened in September 1994, Birch Bay, Washington, which opened in June 1995, and Gleneden Beach, Oregon, which opened in February 1996). Those figures include an off-site sales office in Bellingham, Washington, which opened in July 1990, and was consolidated into the Lynnwood and Birch Bay offices in June 1995.

(5) Comprised of three off-site sales offices: Santa Clara, which opened in April 1991, Sacramento, which opened in July 1991, and Vallejo, which opened in May 1995.

(6) Comprised of the Ontario off-site sales office which opened in April 1996. These figures include sales from an on-site sales office at Palm Springs, which opened in April 1995 and was consolidated into the Ontario sales office in August 1996. The Company opened a new off-site sales office in Costa Mesa in February 1997.

     The Company believes the advantages of using off-site sales offices compared to sales offices located at more remote resorts include (i) access to larger numbers of potential customers, (ii) convenience for prospective customers to attend a sales presentation, (iii) access to a wider group of qualified sales personnel due to more convenient work locations, (iv) ability to open new sales offices quickly and without significant capital expenditures and
(v) lower marketing costs to attract prospective customers to visit a sales office.

     The Company's off-site sales offices are approximately 5,000 square feet and include a theater, sales area and reception area. Each off-site sales center is staffed by a sales manager, an office administrator, approximately 10 to 25 salespeople, two verification representatives, and additional staff for guest registration and clerical assistance. The on-site sales offices are approximately 2,500 square feet and generally include similar facilities and a smaller number of staff compared to the off-site sales offices.

     The Company uses a variety of marketing programs to attract prospective Owners, including sponsored promotional contests offering vacation packages or gifts, targeted mailings and telemarketing efforts, and various other promotional programs. The Company also co-sponsors sweepstakes, giveaways and other promotional programs with professional teams at major sporting events (such as Portland Trail Blazers basketball games and Seattle Mariners baseball games) and with supermarkets. Management believes that a variety of marketing programs supplemented with the use of independent marketing agents is the most effective strategy to reach different segments of the population. The Company continually monitors and adjusts its marketing programs to improve efficiency and recently established a website on the Internet. Trendwest targets prospective Owners through an analysis of age, income and travel interests. The Company delivers targeted prospective Owners a notice related to the specific promotion, inviting the prospective Owner to call the Company's toll-free voice mail system to leave a return phone number. Those persons who call the Company and leave their phone number receive a call from the Company to invite them to visit an off-site sales office and attend a sales presentation. As an incentive to attend the presentation, the Company offers gifts, such as an overnight trip or electronic equipment. The Company believes that its non-obtrusive method of marketing helps maintain the quality image of the Company with its prospective Owners and the public.

     When prospective Owners visit a sales facility, they are greeted by a host or hostess and are shown to the theater to view a 30-minute, multi-media presentation describing the benefits of timeshares in general, and WorldMark specifically. After the presentation, all prospective owners are introduced to WorldMark and the benefits of becoming an Owner by a representative of Trendwest. The speaker introduces the guests to their salesperson, who provides more specific information, answers questions and invites the guest to join WorldMark. Audience size is limited to about 20 prospects per presentation. Each sales office generally conducts three or four presentations per day, five days a week.

     Printed information regarding Trendwest and its properties, as well as the rights and obligations of Owners, is provided to each prospective member before Vacation Ownership Interests are sold. Prior to finalizing a sale, each new Owner meets with one of the Company's verification representatives to discuss the new Owner's reasons for joining and to review the rights and obligations of Owners. The purpose of this meeting is to allow prospective Owners to review their proposed commitment in an environment separate from the sales process.


     Under the laws of each state where the Company sells Vacation Ownership Interests, each purchaser has a right to rescind the purchase of Vacation Credits for a period ranging from three to seven calendar days following the later of the date the contract was signed or the date the purchaser received the last of the documents required to be provided by the Company, depending on the state. The Company's current practice is to allow all purchasers a seven day rescission period, even if state law allows a shorter period. During 1995 and 1996, the Company had a rescission rate of 19.0% and 17.7%, respectively, which is consistent with the Company's historical experience.


     The Company's salespeople are trained to use a soft sales approach. The salespeople emphasize the advantages of becoming an Owner, including convenience, flexibility, ownership and affordability. The Company believes the success of its sales approach is reflected not only by the amount of sales of Vacation Credits to new Owners, but also by the amount of sales of Vacation Credits to "non-Owner" referrals. Sales to non-Owner referrals, who are persons referred to the Company by those who have attended a sales presentation but who did not purchase Vacation Credits themselves, accounted for $2.3 million and $4.0 million of the Company's net sales of Vacation Credits during 1995 and 1996, respectively.

     Trendwest offers existing Owners cash awards for referrals of new Owners. The Company maintains a staff of marketing individuals who specialize in promoting referrals by existing Owners. In addition, as part of the Company's ongoing marketing efforts, it offers existing Owners the opportunity to purchase additional Vacation Credits generally at a discount from the current price. Owners may purchase additional Vacation Credits in increments of 1,000. Trendwest currently employs 20 sales representatives who specialize in Upgrade Sales. Sales of Vacation Credits from the Company's owner referral program and Upgrade Sales contributed in the aggregate approximately 25.3% and 29.0% of the Company's net sales in 1995 and 1996, respectively.

CUSTOMER FINANCING


     Since an important component of the Company's sales strategy is the affordability of Vacation Credits, the Company believes that a significant portion of its sales of Vacation Credits will continue to be financed by the Company. In 1996, the average new Owner purchased approximately 6,600 Vacation Credits for a purchase price of approximately $8,400 and the Company financed approximately 87% of the aggregate purchase price of Vacation Credits sold to new Owners with an average new Note Receivable of approximately $7,500. During 1996, the aggregate amount of Notes Receivable generated in connection with the sale of Vacation Credits to new Owners was approximately $79.1 million. The Company requires a down payment of at least 10% of the purchase price and provides a term of up to seven years and an interest rate of 13.9% or 14.9% per annum, depending on the method of payment selected. Because the Company offers a discount if the full purchase price for Vacation Credits is received within 90 days after the purchase is completed, the Company received full payment in 1996 for approximately 21% of Vacation Credit sales to new Owners during this 90 day period.


     Existing Owners purchasing additional Vacation Credits must either make a down payment of 10% of the price of the Upgrade Sales or have sufficient equity in their existing Vacation Credits to provide at least 10% of the value of all Vacation Credits, including the Upgrade. The amount of the existing receivable is combined with the purchase price of the additional Vacation Credits purchased and the interest rate and the term of the Note Receivable may be modified, subject to a maximum term of ten years.


     At March 31, 1997, an aggregate of $192.7 million of Notes Receivable were outstanding, of which approximately $71.7 million with a weighted average interest rate of 14.1% per annum had been retained by the Company. The balance of approximately $121.0 million of Notes Receivable had been sold by the Company prior to that date, although the Company retained limited recourse liability with respect to these Notes Receivable. See Notes 4, 5 and 15(a) to Notes to Combined Financial Statements. The Company may continue to sell a substantial amount of its Notes Receivable. See "-- Finance Subsidiaries" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."



     Notes Receivable become delinquent when a scheduled payment is 30 days or more past due and reservation privileges are suspended when a scheduled payment is 60 days or more past due. At March 31, 1997, approximately $4.0 million of Notes Receivable, including Notes Receivable previously sold by the Company, were past due 60 days or more. The Notes Receivable are secured by a security interest in the related Vacation Credits. The Company's practice has been to continue to accrue interest on Notes Receivable until such accounts are deemed uncollectible, at which time the Company writes off such Notes Receivable and records as an expense any interest that had been accrued, reclaims the related Vacation Credits that secure such Notes Receivable and returns such Vacation Credits to inventory available for resale.



     The Company maintains a reserve for doubtful accounts in respect of the Notes Receivable owned by the Company and a reserve for recourse liability in respect of the Notes Receivable that have been sold by the Company. The aggregate amount of these reserves at December 31, 1995 and 1996 and March 31, 1997 were $8.0 million, $11.2 million and $11.9 million, respectively, representing approximately 6.3%, 6.2% and 6.2%, respectively, of the total portfolio of Notes Receivable at those dates, including the Notes Receivable that had been sold by the Company. No assurance can be given that these reserves will be adequate, and if the amount of the Notes Receivable that is ultimately written off materially exceeds the related reserves, the Company's business, results of operations and financial condition could be materially adversely affected.


     Sage Systems, Inc. ("Sage"), a licensed escrow company, services the Company's entire portfolio of Notes Receivable under an Escrow Agreement with the Company. Under the Escrow Agreement, contracts for the sale of Vacation Credits by the Company, and the funds received from such sales, are placed in escrow with Sage. The escrowed funds and documents are released to the Company when the Company certifies that it has sufficient Vacation Credits available for sale, the applicable state-mandated cancellation period (under which a purchaser may rescind his purchase) has expired, and Sage receives notice from the Company that a rescission notice has not been received from the purchaser. The Company pays Sage a fee of $35 to $40 per account serviced under the Escrow Agreement. The Company and Sage are also parties to a Service Agreement under which Sage is responsible for maintaining a data processing system to process bills and receive monthly receivable payments. The Company pays Sage a monthly fee of $1.70 per account under the Service Agreement. The Company handles billing inquiries and all other personal interaction with the Owners, including collections on its Notes Receivable. Collections of delinquent installment accounts are administered by 22 collection representatives. See "Certain Transactions -- Relationship with Sage Systems."


FINANCE SUBSIDIARIES


     TW Holdings, Inc. ("TW") was organized in 1993 to purchase Notes Receivable at face value plus accrued interest. TW transfers these Notes Receivable to a group of banks led by Seattle-First National Bank (the "Bank Group") pursuant to a receivables transfer agreement. Through TW, the Company transferred eligible Notes Receivable of $23.9 million in 1994, $38.6 million in 1995 and $42.1 million in 1996 to the Bank Group. The transfers are subject to recourse for defaults and the Company maintains a reserve for recourse liability. See Note 5 of Notes to Combined Financial Statements.



     The present commitment of the Bank Group is $93.0 million and it is subject to an overcollateralization pool of 25% of the balance of outstanding Notes Receivable sold to the Bank Group. At March 31, 1997, the Bank Group held Notes Receivable with a remaining principal balance of $67.0 million. TW's agreement with the Bank Group is subject to annual renewals on June 30 of each year, with the present commitment expiring on June 30, 1998. In the event of nonrenewal of the commitment, the Company would not be able to transfer additional Notes Receivable to the Bank Group.


     In April 1996, the Company sold $30.1 million of Notes Receivable to a special purpose company, Trendwest Funding I, Inc. ("TFI"). In addition, the Bank Group sold $47.1 million of Notes Receivable purchased from TW to another special purpose company. The special purpose companies sold the receivables to TRI Funding Company I, L.L.C. ("TFL"), a special purpose limited liability company, and TFL issued $70.0 million of 7.42% fixed rate senior notes, series 1996-1 to private institutional investors. The notes were rated 'A' by Fitch Investors and are secured by the Notes Receivable owned by TFL. The rating reflects credit enhancements of a 10% overcollateralization and a 2% minimum reserve account. The notes have a stated maturity of May 15, 2004.


     Both TW and TFI are wholly owned by Jeld-Wen. Effective June 30, 1997, the Company acquired TW and TFI from Jeld-Wen in exchange for 5,193,693 shares of the Company's Common Stock. See "Certain Transactions -- Acquisition of Finance Subsidiaries."


PROPERTY OWNERSHIP


     Unlike many "right-to-use" timeshare operations in which a developer sells timeshare interests in properties it owns, the Company does not own the properties designated for timeshare use. Rather, when the Company purchases resort property, it vests in WorldMark title to the property free and clear of any debt encumbrance. With respect to property developed by the Company, the Company may initially obtain title in the undeveloped property and then deed the developed resort property to WorldMark. At the time the Company vests title to the property in WorldMark, a "Declaration of Vacation Owner Program" is recorded on the property. This declaration establishes the usage rights of Owners as a covenant on title, thus protecting those rights against the effect of any future blanket encumbrance. This ownership structure is designed to protect the timeshare usage rights of the Owners and complies with statutory regulations.


     The Company's only consideration for paying for the properties and for arranging for the seller of the property to transfer title of the property directly to WorldMark is the exclusive right to sell Vacation Credits and to add new properties and additional units at the Company's discretion. The Company's rights to sell Vacation Credits against the deeded properties are protected by a security interest in the unsold inventory of Vacation Credits. This lien prevents WorldMark from revoking such rights or transferring them to another party.

     Vacation Credits are allocated to each unit based on its vacation use value relative to existing properties. Vacation Credits are assigned for weeks of peak, shoulder and off-peak use, reserving time for Bonus Time, repairs and maintenance. The aggregate Vacation Credits assigned to each unit may not be changed in the future, and the actual number of Credits assigned are contained in the recorded declaration. This system of irrevocable allocation and registration with the state protects the Owners by preventing dilution in the usage value of the Owner's Vacation Credits.


     As of March 31, 1997, WorldMark had a reserve for replacement costs of approximately $3.8 million for all depreciable assets (e.g., furniture, appliances, carpeting, roofs and decks) of the WorldMark Resorts. In those WorldMark Resorts where WorldMark owns only a small percentage of the units in a complex and belongs to an independent homeowners' association, the dues paid to such association by WorldMark are partially used to provide adequate reserves for replacement costs relating to such properties.


PARTICIPATION IN VACATION INTERVAL EXCHANGE NETWORK

     The Company believes that sale of Vacation Credits is made more attractive by the Company's participation in the vacation interval exchange network operated by RCI. In a 1995 study sponsored by the Alliance for Timeshare Excellence and ARDA, the exchange opportunity was cited by purchasers of vacation intervals as the most significant factor in determining whether to purchase a vacation interval. For an annual membership fee (currently $67), Owners may participate in RCI, which allows Owners to exchange Vacation Credits for an occupancy right at a participating resort in RCI based upon availability and the payment of an additional exchange fee (currently $90 to $100). WorldMark pays the RCI annual membership fee for the Owner's first year. An Owner may exchange Vacation Credits for an occupancy right in a resort participating in the RCI network by requesting occupancy and specifying the desired unit size and time period. RCI provides an Owner hotline with direct phone access to representatives who are knowledgeable about WorldMark and are responsible for assisting Owners with an exchange. RCI assigns a weekly exchange value for Vacation Credits. This exchange value is based upon a number of factors. If RCI is unable to meet the Owner's initial request, it suggests alternative resorts based on availability.


     Founded in 1974, RCI, which was recently acquired by HFS Incorporated, has grown to be the world's largest vacation interval exchange organization. As of March 20, 1997, RCI had a total of 3,109 participating resort facilities and over 2.2 million members worldwide. During 1995, RCI processed approximately 1.7 million vacation interval exchanges. During 1995, approximately 97% of all exchange requests were ultimately fulfilled by RCI, and approximately 58% of all exchange requests were confirmed on the day of the request.


COMPETITION


     The Company is subject to significant competition from other entities engaged in the business of resort development, sales and operation, including vacation interval ownership, condominiums, hotels and motels. Some of the world's most recognized lodging, hospitality and entertainment companies have begun to develop and sell vacation intervals in resort properties. Major companies that now operate or are developing or planning to develop vacation interval resorts include Marriott, Disney, Hilton, Hyatt, Four Seasons, Inter-Continental, Westin and Promus. In addition, other publicly-traded companies in the timeshare industry, such as Signature, Fairfield and Vistana, currently compete, or may in the future compete, with the Company. Many of these entities possess significantly greater financial, marketing and other resources than those of the Company. Management believes that industry competition will be increased by recent and potential future consolidation in the timeshare industry.


     The Company has entered into marketing agreements with affiliates of its parent, Jeld-Wen, pursuant to which these affiliates may market Vacation Ownership Interests for their own account at Eagle Crest Resort in Redmond, Oregon and Running Y Resort in Klamath Falls, Oregon in exchange for their contribution to WorldMark of condominium units at those resorts. These sales activities are competitive with the Company's marketing activities, particularly in the Oregon and northern California markets. See "Certain Transactions -- Relationship with Jeld-Wen."

GOVERNMENTAL REGULATION

     General. The Company's marketing and sales of Vacation Credits and certain of its other operations are subject to extensive regulation by the states and foreign jurisdictions in which the WorldMark Resorts are located and in which Vacation Credits are marketed and sold and also by the federal government.

     State and Provincial Regulations. Most U.S. states and Canadian provinces have adopted specific laws and regulations regarding the sale of vacation interval ownership programs. Washington, Oregon, California, Hawaii and British Columbia require the Company to register WorldMark Resorts, the Company's vacation program and the number of Vacation Credits available for sale in such state or province with a designated state or provincial authority. The Company must amend its registration if it desires to increase the number of Vacation Credits registered for sale in that state or province. Either the Company or the state or provincial authority assembles a detailed offering statement describing the Company and all material aspects of the project and sale of Vacation Credits. The Company is required to deliver the offering statement to all new purchasers of Vacation Credits, together with certain additional information concerning the terms of the purchase. Hawaii imposes particularly stringent and broad regulation requirements for the sale of interests in interval ownership programs that have resort units located in Hawaii. The Company has incurred substantial expenditures over an extended period of time in the registration process in Hawaii and still has not completed this process. Hawaii has allowed the use of WorldMark units in Hawaii, provided that the Company continues in good faith to pursue registration in Hawaii. Laws in each state where the Company sells Vacation Credits grant the purchaser of Vacation Credits the right to cancel a contract of purchase at any time within a period ranging from three to seven calendar days following the later of the date the contract was signed or the date the purchaser received the last of the documents required to be provided by the Company. Most states have other laws which regulate the Company's activities, such as real estate licensure laws, laws relating to the use of public accommodations and facilities by disabled persons, sellers of travel licensure laws, anti-fraud laws, advertising laws, and labor laws.

     Federal Regulations. The Federal Trade Commission has taken an active regulatory role in the interval ownership industry through the Federal Trade Commission Act, which prohibits unfair or deceptive acts or competition in interstate commerce. Other federal legislation to which the Company is or may be subject includes the Truth-In-Lending Act and Regulation Z, the Equal Opportunity Credit Act and Regulation B, the Interstate Land Sales Full Disclosure Act, the Real Estate Standards Practices Act, the Telephone Consumer Protection Act, the Telemarketing and Consumer Fraud and Abuse Prevention Act, the Civil Rights Act of 1964 and 1968, the Fair Housing Act and the Americans with Disabilities Act.

     Although the Company believes that it is in material compliance with all federal, state, local and foreign laws and regulations to which it is currently subject, there can be no assurance that it is in fact in compliance. Any failure by the Company to comply with applicable laws or regulations could have a material adverse effect on the Company's business, results of operations and financial condition. In addition, the Company will continue to incur significant costs to remain in compliance with applicable laws and regulations, and such costs could increase substantially in the future.

     Environmental Matters. Under various federal, state, local and foreign laws, ordinances and regulations, the owner or operator of real property generally is liable for the costs of removal or remediation of certain hazardous or toxic substances located on or in, or emanating from, such property, as well as related costs of investigation and property damage. Such laws often impose such liability without regard to whether the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. Other federal and state laws require the removal or encapsulation of asbestos-containing material when such material is in poor condition or in the event of construction, demolition, remodeling or renovation. Other statutes may require the removal of underground storage tanks. Noncompliance with these and other environmental, health or safety requirements may result in the need to cease or alter operations at a property. Although the Company conducts an environmental assessment with respect to the properties it acquires for WorldMark, the Company has not received a Phase I environmental report for any WorldMark Resort. There can be no assurance that any environmental assessments undertaken by the Company with respect to the WorldMark Resorts have revealed all potential environmental liabilities, or that an environmental condition does not otherwise exist as to any one or more of the WorldMark Resorts that could have a material adverse effect on the Company's business, financial condition and results of operations.

EMPLOYEES

     As of March 31, 1997, Trendwest had 681 full-time employees, with 403 in sales, 122 in marketing and 156 in administration. The Company believes that its employee relations are good. None of the Company's employees is represented by a labor union.

     The Company enforces a stringent drug policy with all employees. All prospective employees are tested for the presence of impairing substances before being hired by the Company. Employees of the Company are tested periodically for the presence of impairing substances and, in addition, any Company employee may be tested for such substances for cause. Any employee who is found to be under the influence of an impairing substance is subject to appropriate disciplinary action, including termination.

INSURANCE; LEGAL PROCEEDINGS

     WorldMark maintains property insurance and liability insurance for the units at the WorldMark Resorts, with certain policy specifications, insured limits and deductibles. Certain types of losses, such as losses arising from earthquakes, floods, or acts of war, are generally excluded from WorldMark's insurance coverage. Should an uninsured loss or loss in excess of insured limits occur, WorldMark has the option to either (i) remove such units from the Vacation Credit system, which would result in a proportionate dilution of vacation time available for the Vacation Credits which have been sold, or (ii) pay for the related costs of replacement. Although WorldMark's board of directors may impose a limited amount of special assessments to pay for capital improvements or major repairs, there can be no assurance that WorldMark would be able to increase assessments to provide sufficient funds to pay for all possible capital improvements and major repairs of the units at the WorldMark Resorts. In such an event, the Company may be required to advance funds to WorldMark in order to maintain the quality of the WorldMark Resorts or WorldMark may need to defer certain improvements or repairs, which could have an adverse effect on the Company's liquidity and the sale of Vacation Credits. See "Risk
Factors -- Natural Disasters; Uninsured Loss."


     The Company is not aware of any material legal proceedings pending against it. The Company may be subject to claims and legal proceedings from time to time in the ordinary course of business.

                                   MANAGEMENT


DIRECTORS, PROPOSED DIRECTORS AND EXECUTIVE OFFICERS



     The following table sets forth certain information concerning each of the Company's directors, proposed directors and executive officers, as well as certain other key employees of the Company. The Company intends to add the three proposed directors named below to its Board of Directors after consummation of the Offering.



                 NAME                   AGE                            POSITION
--------------------------------------  ---     ------------------------------------------------------
Directors and Executive Officers:
William F. Peare......................  59      President, Chief Executive Officer and Director
Jeffery P. Sites......................  41      Executive Vice President, Chief Operating Officer,
                                                  Secretary and Director
Gary A. Florence......................  55      Vice President, Chief Financial Officer and Treasurer
J. Michael Moyer......................  60      Senior Vice President
Ronald A. Buzard......................  66      Vice President -- Sales
Gene F. Hensley.......................  44      Vice President -- Operations
Alice R. Heuple.......................  51      Vice President -- Product Development
Gerald T. Lynch.......................  54      Vice President -- Marketing
Alan B. Schriber......................  45      Vice President -- Administration
Dan Stearns...........................  52      Vice President -- Corporate Communications
Jerol E. Andres.......................  53      Director
Douglas P. Kintzinger.................  35      Director
Roderick C. Wendt.....................  43      Director
Harry L. Demorest.....................  55      Proposed Director
Michael P. Hollern....................  58      Proposed Director
Linda M. Tubbs........................  50      Proposed Director


     WILLIAM F. PEARE has served as its President and Chief Executive Officer, and as a director, since 1989. Mr. Peare also serves as a director and as President of WorldMark. Mr. Peare developed the WorldMark concept and attracted key management personnel to the Company. From 1987 to 1989, Mr. Peare served as a management consultant for Eagle Crest Resort in Redmond, Oregon and for Elkhorn Resort in Sun Valley, Idaho. From 1985 to 1987, Mr. Peare was a Senior Vice President of Horizon Airlines. From 1983 to 1985, Mr. Peare served as Chief Executive Officer of All Seasons Resorts, Inc. ("All Seasons"), a publicly-traded membership campground company. From 1975 to 1982, Mr. Peare served as President of Thousand Trails Inc. ("Thousand Trails"), the nation's largest membership campground company.

     JEFFERY P. SITES has served as Executive Vice President, Chief Operating Officer, Secretary of the Company since 1989, and served as Treasurer from 1989 to January 1997. Mr. Sites has been a director of the Company since 1991. Mr. Sites also serves as a director and as Treasurer of WorldMark. Mr. Sites oversees the day-to-day operations of the Company. From 1987 to 1989, Mr. Sites was Chief Financial Officer of OMT, Inc., a holding company with a variety of businesses including an interval ownership project in Sun Valley, Idaho. From 1985 to 1987, Mr. Sites was Executive Vice President and co-founder of Venture Out Resorts, a regional membership campground company. From 1983 to 1985, Mr. Sites was the Controller for All Seasons.


     GARY A. FLORENCE has served as Vice President, Chief Financial Officer and Treasurer of the Company since January 1997. Prior to that time, he served as Treasurer of Jeld-Wen, a position he held since July 1991. From 1973 to 1991, Mr. Florence served as Jeld-Wen's Corporate Controller. Mr. Florence has been responsible for establishing the Finance Subsidiaries and structuring the Notes Receivable sales transactions.


     J. MICHAEL MOYER has served as Senior Vice President of the Company since 1989. Mr. Moyer also serves as a director and as Secretary of WorldMark. Mr. Moyer oversees the Company's legal affairs, including property closings, registration of the Company's product under state timeshare laws, permitting of new developments, managing the governance of WorldMark, and directing outside legal counsel. From 1978 to 1986, Mr. Moyer served in a similar capacity at Thousand Trails and All Seasons.


     RONALD A. BUZARD has served as Vice President -- Sales since August 1993 and has overall responsibility for the Company's sales activities. Mr. Buzard joined the Company in 1990, serving in various sales management positions. From 1987 to 1990, Mr. Buzard was a consultant in the timeshare and development business. From 1984 to 1986, Mr. Buzard served as Vice President -- Sales for All Seasons.



     GENE F. HENSLEY has served as Vice President -- Operations since December 1995 and has been employed by the Company in various managerial and sales positions since 1990. Mr. Hensley is responsible for the day to day operations of the WorldMark Resorts as well as the Company's reservation, exchange and owner service departments and travel. From 1979 to 1988, Mr. Hensley worked for Thousand Trails, ultimately assuming regional management responsibilities.



     ALICE R. HEUPLE has served as Vice President -- Product Development since January 1996 and has been employed by the Company in product development since February 1992. Ms. Heuple is responsible for the development of the WorldMark Resorts, managing site development, construction, specifications and design, and purchasing. From 1980 to 1992, Ms. Heuple worked for Vacation Internationale, a vacation interval company, serving in various management positions.



     GERALD T. LYNCH has served as Vice President -- Marketing of the Company since 1991. From 1984 to 1991, Mr. Lynch served as Director and President of Omni Concepts, a contract sales, marketing and business management company serving the direct sales industry. From 1983 to 1984, Mr. Lynch served as Vice President of sales and marketing for National American Corporation, a national developer of resort communities. From 1973 to 1983, Mr. Lynch served as Vice President of Sweet Water Corporation ("Sweet Water"), an interval ownership company, and as President of Time Share Realty, a wholly-owned subsidiary of Sweet Water, responsible for all sales and marketing activities.



     ALAN B. SCHRIBER has served as Vice President -- Administration of the Company since June 1996, and served as Director -- Administration and Finance from September 1994 to June 1996. Mr. Schriber is responsible for the accounts receivable, data processing, contract processing, and human resources functions for the Company. From 1987 to 1994, Mr. Schriber was Senior Vice President of Gulf American Financial Services, which specialized in the development, implementation, and project management of consumer credit and accounts receivable operations and systems. From 1981 to 1987, Mr. Schriber was Vice President of Administration for Thousand Trails.



     DAN STEARNS has served as Vice President -- Corporate Communications since December 1995 and has been employed by the Company in corporate communications since January 1990. Mr. Stearns oversees the Company's audio visual, design and printing needs, and oversees the production of monthly communications to both Owners and Company employees. From 1988 to 1990, Mr. Stearns worked with Harmon & Associates Real Estate as Director of Corporate Communications. From 1980 to 1988, Mr. Stearns served as President of the Stearns Group, an audio visual and video production services company serving the vacation interval industry.



     JEROL E. ANDRES has served as a director of the Company since 1989. Since 1988, Mr. Andres has served as Chief Executive Officer and President of Eagle Crest. From 1984 to 1988, Mr. Andres founded and was Chief Executive Officer and President of Happy Trails Resort. Since 1993, Mr. Andres has served as a director of Bank of the Cascades, a publicly-traded bank company. Mr. Andres served on the board of ARDA for 11 years, serving as Chairman from 1984 to 1986. From 1978 to 1984, Mr. Andres served as a Vice President of Thousand Trails.



     DOUGLAS P. KINTZINGER has been a director of the Company since 1994. Mr. Kintzinger has been Vice President of Administration and Corporate Development of Jeld-Wen since 1994 and is responsible for the accounting, data processing, legal, employee benefits, risk management, insurance, corporate services, treasury and corporate development of Jeld-Wen. Mr. Kintzinger was first employed by Jeld-Wen in 1987 and served as special projects manager, corporate counsel and manager of corporate development prior to becoming Vice President. He has been a director of Jeld-Wen since 1994 and Jeld-Wen's corporate secretary since 1992.

Mr. Kintzinger has also been an officer/director of various Jeld-Wen affiliates and subsidiaries, including Eagle Crest G.P. Inc., Running Y Resort, Inc., West One Automotive Group, Inc. and Brooks Resources Corporation. Mr. Kintzinger also has served as a director of South Valley State Bank since 1991 and as a Regent of Luther College since 1990.



     RODERICK C. WENDT has been a director of the Company since 1993. Mr. Wendt has been President of Jeld-Wen since 1992 and is responsible for the overall day-to-day performance of Jeld-Wen. Mr. Wendt was first employed by Jeld-Wen in 1980 and served as corporate counsel, Vice President and Senior Vice President prior to becoming President. He has been a director of Jeld-Wen since 1985. Mr. Wendt has also been an officer and/or director of various Jeld-Wen affiliates and subsidiaries, including Eagle Crest G.P., Inc., Running Y Resort, Inc., Windmill Inns of America, Inc., West One Automotive Group, Inc., Frank Paxton Company and Brooks Resources Corporation. Mr. Wendt also served as a director of South Valley State Bank from 1983 to 1994 and has served as a director of the High Desert Museum since 1994.



     HARRY L. DEMOREST has served as Chief Executive Officer of Columbia Forest Products, Inc. since March 1996. He served as President of Columbia Forest Products, Inc. from March 1994 to April 1996, and as Executive Vice President from April 1992 to February 1994. Prior to his employment by Columbia Forest Products, Inc., Mr. Demorest was a partner with Arthur Andersen & Co., serving as Office Managing Partner of the Portland, Oregon office from 1981 to 1991 and as Partner-in-Charge of the tax division of the Portland office from 1979 to 1985. Mr. Demorest also serves on the boards of directors of several civic and charitable organizations.



     MICHAEL P. HOLLERN has served as Chairman of the Board of Directors of Brooks Resources Corporation since 1970, and has served as President of Brooks Resources since 1983. Mr. Hollern served as President of Brooks-Scanlon, Inc. from 1970 until its sale to Diamond International in June 1980. Mr. Hollern also serves on the boards of directors of several corporate, civic and charitable organizations.



     LINDA M. TUBBS is an Executive Vice President of Wells Fargo Bank, serving as its Division Manager for the Northwest Commercial Banking Group since Wells Fargo's merger with First Interstate Bank in April 1996. Prior to the merger, Ms. Tubbs served as Senior Vice President and Manager of First Interstate's Portland, Oregon Commercial Banking Administration and served in various other capacities at First Interstate since 1972, including her appointment in March 1990 as Senior Vice President and Manager of the Oregon head office. Ms. Tubbs also serves on the boards of directors of several civic and charitable organizations.



CLASSIFIED BOARD OF DIRECTORS



     Upon the closing of the Offering, the Company's board of directors will be divided into three classes. The directors in Class I will be Messrs. Andres and Wendt and Ms. Tubbs, whose terms will expire at the annual stockholders meeting in 1998. The directors in Class II will be Messrs. Sites, Hollern and Kintzinger, whose terms will expire at the annual stockholders meeting in 1999. The directors in Class III will be Messrs. Peare and Demorest, whose terms will expire at the annual stockholders meeting in 2000. Commencing with the annual stockholders meeting in 1998 and thereafter, each director will serve for a term of three years following the annual stockholders meeting at which such director was elected. See "Certain Provisions of Oregon Law and of Trendwest's Articles of Incorporation and Bylaws -- Classification of the Board of Directors."



COMMITTEES OF THE BOARD OF DIRECTORS



     The Board has authorized an Audit Committee and a Compensation Committee. Upon consummation of the Offering, the Audit Committee will be comprised of Messrs. Sites, Demorest and Kintzinger, and will recommend the selection of the Company's independent auditors and consult with the independent auditors on the Company's internal accounting controls. Upon consummation of the Offering, the Compensation Committee will be comprised of Messrs. Hollern and Kintzinger and Ms. Tubbs and will recommend to the Board salaries and bonuses for the Company's executive officers and administer the Company's stock option plan.

DIRECTOR FEES



     Directors who are not employees of the Company or Jeld-Wen will receive a fee of $1,000 for each Board meeting attended. All non-employee directors will be reimbursed for out of pocket expenses for each Board meeting attended.


LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

     The Company's Articles of Incorporation provide that the liability of the directors of the Company for monetary damages will be eliminated to the fullest extent permissible under Oregon law. This is intended to eliminate the personal liability of a director for monetary damages in an action brought by or in the right of the Company for breach of a director's duties to the Company or its stockholders except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for any unlawful distribution to stockholders, or (iv) for any transaction from which the director derived an improper personal benefit. This provision does not limit or eliminate the rights of the Company or any stockholder to seek non-monetary relief, such as an injunction or rescission, in the event of a breach of a director's duty of care. This provision also does not affect the director's responsibilities under any other laws, such as the federal or state securities or environmental laws.

     The Articles of Incorporation and the Bylaws also provide that the Company shall indemnify, to the fullest extent permitted under Oregon law, any person who has been made, or is threatened to be made, a party to an action, suit or legal proceeding by reason of the fact that the person is or was a director or officer of the Corporation. The Company intends to enter into separate indemnification agreements with each of its directors. These agreements will require the Company to indemnify its directors to the fullest extent permitted by law, including circumstances in which indemnification would otherwise be discretionary. Among other things, the agreements require the Company to indemnify directors against certain liabilities that may arise by reason of their status or service as a director and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified. The Company also intends to obtain insurance on behalf of it executive officers and directors for certain liabilities arising out of their actions in such capacities. The Company believes that these contractual arrangements, the provisions in its Articles of Incorporation and Bylaws and insurance coverage are necessary to attract and retain qualified persons as directors and officers.

EXECUTIVE COMPENSATION

     Summary Compensation Table. The following table sets forth the annual compensation during 1996 for Trendwest's chief executive officer and each of the Company's other four most highly compensated executive officers (the "Named Executive Officers").


                                                     ANNUAL COMPENSATION
                                            -------------------------------------
                                                                     OTHER ANNUAL        ALL OTHER
        NAME AND PRINCIPAL POSITION         SALARY       BONUS       COMPENSATION     COMPENSATION(1)
------------------------------------------- -------     --------     ------------     ---------------
William F. Peare........................... $96,000     $192,013        $7,660            $10,500
  President and Chief Executive Officer
Jeffery P. Sites...........................  70,000      139,991         5,953             10,500
  Executive Vice President and Chief
     Operating Officer
J. Michael Moyer...........................  90,000       58,159            --             10,371
  Senior Vice President
Ronald A. Buzard...........................  50,000      198,544            --             10,500
  Vice President -- Sales
Gerald T. Lynch............................  50,000      170,005            --             10,500
  Vice President -- Marketing


---------------

 (1) These amounts were paid by the Company under the Company's retirement plan.

     No options or other equity-based compensation were granted to or exercised by any of the Named Executive Officers in 1996 and none of the Named Executive officers beneficially owned any options at December 31, 1996.

EMPLOYMENT AGREEMENTS

     Messrs. Peare and Sites will enter into employment agreements with the Company prior to the Offering. Under the employment agreements, Mr. Peare will receive a base annual salary of $100,000, and Mr. Sites will receive a base annual salary of $75,000, and each will have the opportunity to receive performance bonuses. The agreements will contain a covenant not to compete for a period of two years in the event of termination of employment for any reason. If employment is terminated by the Company without cause, the employee will receive his base salary for a period of one year following the date of termination plus the amount of bonus earned during the preceding twelve months.

1997 STOCK OPTION PLAN


     In May 1997, the Board of Directors adopted the Company's 1997 Stock Option Plan (the "1997 Plan") and authorized up to 5% of the number of shares of Common Stock outstanding from time to time for issuance thereunder. Under the 1997 Plan, options may be granted to the Company's employees, directors, consultant and independent contractors. Only employees may receive "incentive stock options," which are intended to qualify for certain tax treatment; employees and nonemployees, including nonemployee directors, may receive "nonqualified stock options," which do not qualify for such treatment. The exercise price of all stock options under the 1997 Plan must at least equal the fair market value of the Common Stock on the date of grant. All incentive stock options granted under the 1997 Plan will expire ten years from the date of grant unless terminated sooner pursuant to the provisions of the 1997 Plan. Nonqualified stock options may have a term which exceeds ten years at the discretion of the Board of Directors. In the event of a change of control of the Company, including a merger or sale of substantially all of the Company's assets, outstanding options must be assumed by any successor corporation, or equivalent options must be substituted, or they will become fully vested and exercisable.

                              CERTAIN TRANSACTIONS

RELATIONSHIP WITH JELD-WEN


     Background. Prior to the Offering, Jeld-Wen owned 95.21% of the outstanding shares of Common Stock, and following completion of the Offering will own 79.98% of the outstanding shares of Common Stock. Roderick Wendt and Douglas Kintzinger are directors of the Company and Richard Wendt was a director of the Company until March 1997. Richard Wendt, Roderick Wendt and Douglas Kintzinger are all directors of Jeld-Wen. In addition, Richard Wendt, Roderick Wendt and Douglas Kintzinger own 38.2%, 1.4% and 0.5%, respectively, of the outstanding shares of Jeld-Wen. Jeld-Wen has established the Jeld-Wen Foundation, which is a charitable foundation of which Richard Wendt, Roderick Wendt and William Early, an officer and director of Jeld-Wen, are members of the Foundation's Board of Directors. Eagle Crest GP, Inc. ("Eagle Crest"), a wholly-owned subsidiary of Jeld-Wen, is developing the Eagle Crest Resort. Running Y Resort, Inc. ("Running Y"), a wholly-owned subsidiary of Eagle Crest, is developing the Running Y Resort.



     Administrative Services. Jeld-Wen has provided certain administrative services to the Company, including management services, payroll and accounting services. The Company paid Jeld-Wen approximately $544,000, $723,000 and $913,000 in 1994, 1995 and 1996, respectively, for such services. Jeld-Wen provides a self-insured health, life and disability benefits plan to its employees, in which the Company participated. The Company paid Jeld-Wen approximately $608,000, $834,000 and $1,157,000 in 1994, 1995 and 1996,
respectively, to include the Company's employees within the Jeld-Wen plan. Jeld-Wen also self-insures its workmen's compensation liability and the Company also participates in that plan. The Company paid Jeld-Wen approximately $178,000, $45,000 and $147,000 in 1994, 1995 and 1996, respectively, to include the Company's employees within the Jeld-Wen plan. The Company did not participate in the foregoing plans prior to January 1, 1994. The Company intends to maintain its relationship with Jeld-Wen for certain of these administrative services after consummation of the Offering. Jeld-Wen charges the Company for these services on the same basis that it charges its other subsidiaries and divisions. The Company believes that the terms are no less favorable than could be obtained from an unaffiliated third party.



     Credit Facility. The Company maintains an unsecured, open, revolving credit line with Jeld-Wen. The credit line has no stated maximum balance restriction and is payable on demand. The Company pays Jeld-Wen interest at prime plus one percent. The maximum month-end balance of the line outstanding to Jeld-Wen during 1994, 1995 and 1996 was approximately $5,767,000, $30,651,000 and
$27,954,000, respectively. At March 31, 1997, the Company owed Jeld-Wen approximately $23,764,000 under the line of credit. The terms of the line of credit are the same as Jeld-Wen provides to its other subsidiaries and divisions. The Company believes that the terms of the line of credit as a whole are no less favorable than could be obtained from an unaffiliated third party. The Company intends to repay the entire principal amount of the line of credit from the net proceeds of the Offering. See "Use of Proceeds."



     Agreement with Eagle Crest. The Company has an agreement with Eagle Crest whereby the Company has assigned to Eagle Crest the nonexclusive right to sell Vacation Credits in WorldMark at Eagle Crest's resort in Redmond, Oregon and to retain the gross proceeds from such sales. Eagle Crest must transfer condominium units to WorldMark at no cost to WorldMark. Eagle Crest cannot sell more Vacation Credits than has been allocated to the condominium units transferred to WorldMark. Trendwest determines the number of Vacation Credits allocated to those condominium units transferred to WorldMark using the same bases as other resort units transferred by Trendwest to WorldMark. Effective September 1, 1997, the agreement will require Eagle Crest to pay the Company a fee equal to 3% of net sales of Vacation Credits sold at Eagle Crest. In addition, the Company purchases Notes Receivable from Eagle Crest at face value plus accrued interest. During 1994, 1995 and 1996, the Company purchased Notes Receivable in the principal amount of approximately $6,005,000, $11,305,000 and $8,993,000, respectively. The terms of the agreement with Eagle Crest were negotiated between the managements of the Company and Eagle Crest.


     Agreement with Running Y. The Company and Running Y are parties to an agreement under which Running Y will develop at its expense condominium units at the Running Y Resort. The Company will pay Running Y a purchase price for each such unit equal to the number of Vacation Credits attributable to such unit (as determined by the Company), multiplied by the then-current price per Vacation Credit, multiplied by 26%. The Company has purchased 20 units through March 31, 1997 at a cost of $2,680,000, and is required to purchase an additional 80 units prior to April 2000. Effective September 1, 1997, the agreement will require Running Y to pay the Company a fee equal to 3% of net sales of Vacation Credits sold at Running Y. In addition, the Company purchased Notes Receivable from Running Y in the principal amount of approximately $2,157,000 in 1996. The terms of the agreement with Running Y were negotiated between the managements of the Company and Running Y.


     Purchase of Notes Receivable. I&I Holdings, Ltd., a wholly-owned subsidiary of Jeld-Wen, has purchased Notes Receivable from the Company at face value plus accrued interest on a full recourse basis. During 1994, 1995 and 1996, I&I Holdings, Ltd. purchased Notes Receivables with outstanding balances of approximately $13,000, $1,321,000 and $232,000, respectively.

     R & R Vista, an Oregon general partnership comprised of Richard L. Wendt and Roderick C. Wendt, has purchased Notes Receivable from the Company at face value plus accrued interest on a full recourse basis. During 1994, 1995 and 1996, R & R Vista purchased Notes Receivable with outstanding balances of approximately $9,714,000, $3,905,000 and $3,350,000, respectively.

     The Jeld-Wen Foundation purchased Notes Receivable from the Company at face value plus accrued interest on a full recourse basis. During 1994, 1995 and 1996, the Foundation purchased Notes Receivable with outstanding balances of approximately $297,000, $191,000 and $211,000, respectively.


     The terms of the purchase of the Notes Receivable by the affiliated parties were negotiated between the Company and the principals of R&R Vista. The Company believes that the terms of such financing are no less favorable than could have been obtained from an unaffiliated third party.



     Indebtedness of Management. The Company entered into a Stock Purchase Agreement in 1995 with each of William Peare and Jerol Andres for the purchase of 449,060 shares of Common Stock from the Company. As full consideration for each such sale, Messrs. Peare and Andres executed a promissory note to the Company in the amount of $303,210 bearing interest at 9% per annum. Mr. Andres sold his shares to the Company and repaid his promissory note in December 1995, and Mr. Peare repaid his promissory note in November 1996.


ACQUISITION OF FINANCE SUBSIDIARIES


     Prior to June 30, 1997, TW Holdings, Inc. ("TW") and Trendwest Funding I, Inc. ("TFI") were wholly-owned subsidiaries of Jeld-Wen. TW and TFI (the "Finance Subsidiaries") were formed to enable the Company to sell Notes Receivable. In 1994, 1995 and 1996, TW and TFI purchased $22,031,000, $45,195,000 and $75,522,000, respectively, of Notes Receivable from the Company at face value plus accrued interest. See "Business -- Finance Subsidiaries."



     Effective June 30, 1997, the Company acquired all of the shares of common stock of the Finance Subsidiaries in exchange for 5,193,693 shares of the Company's Common Stock. The value of the shares of the Finance Subsidiaries and the value of the shares of Common Stock were determined in negotiations between Jeld-Wen and the Company, based on a multiple of the historical earnings of the respective companies. As a result of this acquisition, the Finance Subsidiaries are wholly-owned subsidiaries of the Company. See Note 1(b) of Notes to Combined Financial Statements.



RELATIONSHIP WITH WORLDMARK



     WorldMark is a California nonprofit mutual benefit corporation that was formed by Trendwest for the specific purposes of owning, operating and maintaining the real property conveyed to it by Trendwest. Trendwest has the exclusive, non-terminable right to contribute properties to WorldMark. The Company contributes properties to WorldMark, free from all monetary encumbrances, which are then added to the inventory of WorldMark Resort units available for use by Owners. In return for the contribution of property to WorldMark, Trendwest has the exclusive right to market and sell Vacation Credits.

     WorldMark is managed by a Board of Directors elected by the Owners, who vote in proportion to the number of Vacation Credits owned. At present, three of WorldMark's five Board members are executive officers of Trendwest, Mr. William
F. Peare, Mr. Jeffery P. Sites and Mr. J. Michael Moyer. In addition, Mr. Peare is the President of WorldMark.



     Trendwest has a Management Agreement with WorldMark whereby Trendwest acts as the exclusive manager and servicing agent of WorldMark and the vacation owner program. Trendwest's responsibilities under the Management Agreement include general management of WorldMark, overseeing the property management and service levels of the WorldMark Resorts, and preparing financial forecasts and budgets for WorldMark. The Management Agreement provides for automatic one-year renewals unless such renewal is denied by a majority of the Owners (excluding Trendwest). As compensation for its services, Trendwest receives the portion of total revenues received by WorldMark remaining after WorldMark pays or reserves for its expenses plus reserves for repair and replacement of WorldMark Resorts. This amount is subject to a ceiling equal to 15% of the budgeted annual expenses and reserves of WorldMark (exclusive of Trendwest's fee). Trendwest's management revenues from WorldMark during 1994, 1995 and 1996 were approximately $173,000, $747,000 and $1,103,000, respectively.


RELATIONSHIP WITH SAGE SYSTEMS

     Background. The Company and Sage, a licensed escrow company, are parties to several administrative agreements. See "Business -- Customer Financing." Woodrow O'Rourke, the President of Sage, is the brother-in-law of William F. Peare, a director and the President and Chief Executive Officer of the Company.


     Escrow. The Company and Sage are parties to an Escrow Agreement under which contracts for the sale of Vacation Credits by the Company, and the funds received from such sales, must be placed in escrow with Sage. The Company pays Sage a fee of $35 to $40 per account for which Sage holds escrowed funds. Under the Escrow Agreement, the Company paid Sage approximately $104,000 in 1996.



     Servicing of Accounts. The Company and Sage are parties to a Service Agreement under which Sage is responsible for maintaining a data processing system to bill and receive monthly receivable payments. The Company pays Sage a monthly fee of $1.70 per account serviced by Sage. Under the Service Agreement, the Company paid Sage approximately $274,000, $387,000 and $555,000 in 1994, 1995 and 1996, respectively.


     Software. The Company, Sage and James McBride, Sr., an employee of Sage, entered into a Software Transfer Agreement in August 1994, under which Sage and Mr. McBride granted the Company an irrevocable, royalty-free license to use certain computer software programs. Concurrently with the Software Transfer Agreement, the Company and Sage entered into a Software Support and Maintenance Agreement (the "Maintenance Agreement"), under which Sage provides modifications, improvements and customer service to the Company in connection with the licensed computer software programs. Under the Maintenance Agreement, the Company paid Sage an initial fee of $12,000, a retainer of $2,000 per month and labor charges of $50 per hour for services in excess of ten hours per month. Under the Maintenance Agreement, the Company has paid Sage approximately $47,000, $35,000 and $35,000 in 1994, 1995 and 1996, respectively.


     The terms of the various agreements with Sage were negotiated between the managements of the Company and Sage. The Company believes that the terms of such agreements are no less favorable than could have been obtained from an unrelated third party.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth information regarding the beneficial ownership of the Common Stock of the Company and as adjusted to reflect the sale of shares offered hereby, with respect to (i) each person known by the Company to beneficially own more than 5% of the outstanding shares of Common Stock, (ii) each person who is a director or Named Executive Officer of the Company and
(iii) all directors and executive officers of the Company as a group.


                                BENEFICIAL OWNERSHIP                                BENEFICIAL OWNERSHIP
                              PRIOR TO THE OFFERING(1)                               AFTER THE OFFERING
      NAME AND ADDRESS        -------------------------     SHARES TO BE SOLD     -------------------------
    OF BENEFICIAL OWNER         SHARES       PERCENTAGE      IN THE OFFERING        SHARES       PERCENTAGE
----------------------------  ----------     ----------     -----------------     ----------     ----------
Jeld-Wen(2).................  13,725,821        95.21                 --          13,725,821        79.98
William F. Peare............     449,060         3.11            130,000             319,060         1.86
Jeffery P. Sites............      89,812            *                 --              89,812            *
J. Michael Moyer............      53,887            *                 --              53,887            *
Ronald A. Buzard............      23,095            *                 --              23,095            *
Gerald T. Lynch.............      25,147            *                 --              25,147            *
Jerol E. Andres.............          --           --                 --                  --           --
Douglas P. Kintzinger.......          --           --                 --                  --           --
Roderick C. Wendt...........          --           --                 --                  --           --
All directors and executive
  officers as a group (11
  persons)..................     641,001         4.45            130,000             511,001         2.98


---------------

 *  Less than 1%.

(1) Each beneficial owner has the sole power to vote and to dispose of all shares of Common Stock owned by such beneficial owner.

(2) The address of this stockholder is 3250 Lakeport Blvd., Klamath Falls, Oregon 97601.

                          DESCRIPTION OF CAPITAL STOCK


     The following descriptions of the Company's capital stock and of certain provisions of the Articles of Incorporation and Bylaws are summaries of the material terms thereof and do not purport to be complete and are subject to, and qualified in their entirety by reference to, the Articles of Incorporation and Bylaws, forms of which are filed as exhibits to the Registration Statement of which this Prospectus is a part. Reference is made to such exhibits for a detailed description of the provisions summarized below.


     The Company's authorized capital stock consists of 90,000,000 shares of Common Stock, no par value per share, and 10,000,000 shares of preferred stock, no par value per share (the "Preferred Stock").


     On the date of this Prospectus, there were 14,417,116 shares of Common Stock and no shares of Preferred Stock issued and outstanding. Upon the closing of the Offering, there will be 17,162,116 shares of Common Stock and no shares of Preferred Stock issued and outstanding.


COMMON STOCK

     Holders of Common Stock are entitled to one vote per share on all matters to be voted on by the stockholders. Holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor. In the event of the liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share ratably in all assets remaining after payment of the Company's liabilities. The right of holders of the Common Stock to elect all of the Company's directors, to receive dividends and to share ratably in assets upon a liquidation of the Company may be subject to the rights of holders of shares of Preferred Stock, if any such shares are issued.

PREFERRED STOCK

     Pursuant to the Articles of Incorporation, the Company is authorized to issue "blank check" Preferred Stock, which may be issued from time to time in one or more series upon authorization by the Company's Board of Directors. The Board of Directors, without further approval of the stockholders, is authorized to fix the dividend rights and terms, conversion rights, voting rights, redemption rights and terms, liquidation preferences, and any other rights, preferences, privileges and restrictions applicable to each series of the Preferred Stock. The issuance of Preferred Stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, among other things, could adversely affect the voting power of the holders of Common Stock and, under certain circumstances, make it more difficult for a third party to gain control of the Company, discourage bids for the Company's Common Stock at a premium to the prevailing market price or otherwise adversely affect the market price of the Common Stock. Currently, the Company has no plans to issue shares of Preferred Stock.

TRANSFER AGENT AND REGISTRAR


     The Company has appointed American Stock Transfer & Trust Company, New York, New York as its transfer agent and registrar.


                        CERTAIN PROVISIONS OF OREGON LAW
            AND OF TRENDWEST'S ARTICLES OF INCORPORATION AND BYLAWS


     The following paragraphs summarize certain provisions of Oregon law and the Company's Articles of Incorporation and Bylaws. The summary does not purport to be complete and is subject to, and qualified in its entirety by reference to, the Articles of Incorporation and Bylaws, forms of which are filed as exhibits to the Registration Statement of which this Prospectus is a part, and to Oregon law.


CONTROL SHARE ACQUISITIONS

     Upon completion of the Offering, the Company will become subject to the Oregon Control Share Act (Oregon Revised Statutes Sections 60.801 - 60.816). The Oregon Control Share Act generally provides that a person (the "Acquiring Person") who acquires voting stock of an Oregon corporation in a transaction which results in such Acquiring Person holding more than 20%, 33 1/3% or 50% of the total voting power of such corporation (a "Control Share Acquisition") cannot vote the shares it acquires in the Control Share Acquisition ("control shares") unless voting rights are accorded to such control shares by the holders of a majority of the outstanding voting shares, excluding the control shares held by the Acquiring Person and shares held by the Company's officers and inside directors ("interested shares"), and by the holders of a majority of the outstanding voting shares, including interested shares. This vote would be required at the time an Acquiring Person's holdings exceed 20% of the total voting power of a company, and again at the time the Acquiring Person's holdings exceed 33 1/3% and 50%, respectively. The term "Acquiring Person" is broadly defined to include persons acting as a group. A transaction in which voting power is acquired solely by receipt of an immediately revocable proxy does not constitute a "Control Share Acquisition."

     The Acquiring Person may, but is not required to, submit to the Company an "Acquiring Person Statement" setting forth certain information about the Acquiring Person and its plans with respect to the Company. The Acquiring Person Statement may also request that the Company call a special meeting of stockholders to determine whether the control shares will be allowed to retain voting rights. If the Acquiring Person does not request a special meeting of stockholders, the issue of voting rights of control shares will be considered at the next annual meeting or special meeting of stockholders that is held more than 60 days after the date of the Control Share Acquisition. If the Acquiring Person's control shares are accorded voting rights and represent a majority or more of all voting power, stockholders who do not vote in favor of the restoration of such voting rights will have the right to receive the appraised "fair value" of their shares, which may not be less than the highest price paid per share by the Acquiring Person for the control shares.

     The Oregon Control Share Act will have the effect of encouraging any potential acquiror to negotiate with the Company's Board of Directors and will also discourage certain potential acquirors unwilling to comply with the provisions of this law. A corporation may provide in its articles of incorporation or bylaws that this law does not apply to its shares. The Company has not adopted such a provision and does not currently intend to do so. This law may make the Company less attractive for takeover, and thus stockholders may not benefit from a rise in the price of the Common Stock that a takeover could cause.

BUSINESS COMBINATIONS

     Upon completion of the Offering, the Company will become subject to the Oregon Business Combination Act (Oregon Revised Statutes Sections
60.825 - 60.845). The Oregon Business Combination Act generally provides that in the event a person or entity acquires 15% or more of the voting stock of an Oregon corporation (an "Interested Stockholder"), the corporation and the Interested Stockholder, or any affiliated entity, may not engage in certain business combination transactions for a period of three years following the date the person became an Interested Stockholder. Business combination transactions for this purpose include (a) a merger or plan of share exchange, (b) any sale, lease, mortgage or other disposition of the assets of the corporation where the assets have an aggregate market value equal to 10% or more of the aggregate market value of the corporation's assets or outstanding capital stock, and (c) certain transactions that result in the issuance of capital stock of the corporation to the Interested Stockholder. These restrictions do not apply if
(i) the Interested Stockholder, as a result of the transaction in which such person became an Interested Stockholder, owns at least 85% of the outstanding voting stock of the corporation (disregarding shares owned by directors who are also officers and certain employee benefit plans), (ii) the Board of Directors approves the share acquisition or business combination before the Interested Stockholder acquired 15% or more of the corporation's voting stock, or (iii) the Board of Directors and the holders of at least two-thirds of the outstanding voting stock of the corporation (disregarding shares owned by the Interested Stockholder) approve the transaction after the Interested Stockholder acquires 15% or more of the corporation's voting stock.

     The Oregon Business Combination Act will have the effect of encouraging any potential acquiror to negotiate with the Company's Board of Directors and will also discourage certain potential acquirors unwilling to comply with the provisions of this law. A corporation may provide in its articles of incorporation or bylaws that this law does not apply to its shares. The Company has not adopted such a provision and does not currently intend to do so. This law may make the Company less attractive for takeover, and thus stockholders may not benefit from a rise in the price of the Common Stock that a takeover could cause.

CLASSIFICATION OF THE BOARD OF DIRECTORS


     The Articles provide for a Board of Directors with three classes (Class I, Class II and Class III), each class consisting as nearly as possible of one-third of the directors. A classified Board of Directors makes it more difficult for stockholders, including those holding a majority of the outstanding shares, to effect an immediate change in a majority of the members of the Board of Directors. At least two annual meetings of stockholders may be required for the stockholders to change a majority of the members of the Board of Directors, whether or not a change in the Board of Directors would be beneficial to the Company and its stockholders and whether or not a majority of the Company's stockholders believe that such a change would be beneficial.


SPECIAL STOCKHOLDER MEETINGS

     In order for stockholders to call special meetings, the Bylaws require the written request of holders of shares entitled to cast at least 10% of all votes entitled to be cast at such meeting. This provision could preclude stockholders owning small percentages of the Company's Common Stock from calling a special meeting to elect new directors or to take other major corporate actions, even if such elections or other actions would be beneficial to the Company or its stockholders. Special stockholder meetings may also be called by the President of the Company or the Board of Directors.

                        SHARES ELIGIBLE FOR FUTURE SALE


     Upon completion of the Offering, the Company will have 17,162,116 shares of Common Stock outstanding. The 2,875,000 shares sold in the Offering (3,306,250 shares if the Underwriters' over-allotment option is exercised in full) will be freely tradable on the public market without restriction or further registration under the Securities Act, except to the extent that such shares are held by an affiliate of the Company. The remaining outstanding shares of Common Stock were issued and sold by the Company in private transactions, and public sale thereof will be restricted except to the extent such shares are registered under the Securities Act or sold in accordance with an exemption from such registration. The 14,287,116 restricted shares of Common Stock will be eligible for public sale pursuant to Rule 144 under the Securities Act commencing 90 days after the date of this Prospectus. The holders of these shares have entered into agreements with the Underwriters not to offer, sell or otherwise dispose of any equity securities of the Company ("Lock-up Agreements") for 360 days after the date of this Prospectus in the case of Jeld-Wen and William Peare, and 180 days in the case of the remaining stockholders, without the prior written consent of Montgomery Securities. Montgomery Securities may, in its sole discretion, at any time without notice, release all or any part of the shares subject to the Lock-Up Agreements during the respective lock-up periods.


     In general, Rule 144, as currently in effect, provides that any person who has beneficially owned shares for at least one year, including an "affiliate" (as defined in Rule 144), is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of (i) the average weekly trading volume during the four calendar weeks preceding the sale or (ii) 1% of the shares of Common Stock then outstanding. Sales under Rule 144 are subject to certain manner of sale restrictions, notice requirements and availability of current public information concerning the Company. A person who is not an affiliate of the Company, and who has not been an affiliate within three months prior to the sale, generally may sell shares without regard to the limitations of Rule 144 provided that the person has held such shares for a period of at least two years.

     Any employee, director or officer of the Company holding shares purchased pursuant to a written compensatory plan or contract (including options) entered into prior to the Offering is entitled to rely on the resale provisions of Rule 701, which permit nonaffiliates to sell such shares without having to comply with the public information, holding period, volume limitations or notice requirements of Rule 144 and permit affiliates to sell their Rule 701 shares without having to comply with the holding period restrictions of Rule 144, in each case commencing 90 days after the date of this Prospectus.

     Prior to the Offering, there has been no public market for the Common Stock and no prediction can be made of the effect, if any, that the sale or availability for sale of shares of Common Stock will have on the market price of the Common Stock. Nevertheless, sales of substantial amounts of such shares in the public market could adversely affect the market price of the Common Stock.

                                  UNDERWRITING


     The Underwriters named below (the "Underwriters"), represented by Montgomery Securities and Salomon Brothers Inc (the "Representatives"), have severally agreed, subject to the terms and conditions of the underwriting agreement (the "Underwriting Agreement") by and among the Company, the Selling Stockholder, Jeld-Wen and the Underwriters, to purchase from the Company and the Selling Stockholder the number of shares of Common Stock indicated below opposite their respective names, at the initial public offering price less the underwriting discount set forth on the cover page of this Prospectus. The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters are committed to purchase all of the shares of Common Stock if they purchase any.



                                                                            NUMBER OF
                                                                           SHARES TO BE
                                   UNDERWRITER                              PURCHASED
        -----------------------------------------------------------------  ------------
        Montgomery Securities............................................
        Salomon Brothers Inc.............................................

                                                                            ---------
                  Total..................................................   2,875,000
                                                                            =========


     The Representatives have advised the Company and the Selling Stockholder that the Underwriters propose to offer the shares of Common Stock to the public initially at the public offering price set forth on the cover of this Prospectus and to certain dealers at such price less a concession not in excess of
$          per share, and that the Underwriters and such selected dealers may
reallow a concession to other dealers not in excess of $          per share.
After the public offering of the Common Stock, the public offering price, the concessions to selected dealers and reallowance to other dealers may be changed by the Representatives.


     The Company has granted the Underwriters an option, exercisable during the 30-day period after the date of this Prospectus, to purchase up to an additional 431,250 shares of Common Stock at the public offering price set forth on the cover page of this Prospectus, less the underwriting discount. To the extent the Underwriters exercise such option, each of the Underwriters will become obligated, subject to certain conditions, to purchase such percentage of such additional shares of Common Stock as is approximately equal to the percentage of shares of Common Stock that it is obligated to purchase as shown in the table set forth above. The Underwriters may exercise such option only to cover over-allotments, if any, incurred in the sales of shares of Common Stock.


     The Company, Jeld-Wen and the Selling Stockholder have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the Underwriters may be required to make in respect thereof.


     Jeld-Wen and the Selling Stockholder have agreed that, for a period of 360 days from the date of this Prospectus, they will not sell, offer to sell, contract to sell, or otherwise sell or dispose of any shares of the Common Stock, or options or warrants to acquire shares of Common Stock, without the prior written consent of Montgomery Securities. The remaining directors and executive officers of the Company and all of the remaining existing stockholders of the Company have agreed that, for a period of 180 days from the date of this Prospectus, they will not sell, offer to sell, contract to sell, or otherwise sell or dispose of any shares of the

Common Stock, or options or warrants to acquire shares of Common Stock, without the prior written consent of Montgomery Securities. The Company has agreed not to sell any shares of Common Stock for a period of 180 days from the date of this Prospectus without the prior written consent of Montgomery Securities. Montgomery Securities may, in its sole discretion at any time without notice, release all or any part of the shares subject to the Lock-Up Agreements during the respective lock-up periods.


     The Representatives have informed the Company that they do not intend to confirm sales to accounts over which they exercise discretionary authority in excess of 5% of the number of shares of Common Stock offered hereby.


     Prior to the Offering, there has been no public market for the Common Stock of the Company. The initial public offering price will be determined through negotiations among the Company, the Selling Stockholder and the Representatives. Among the factors to be considered in determining the initial public offering price, in addition to prevailing market conditions, will be certain financial information of the Company, the history of, and the prospects for, the Company and the industry in which it competes, an assessment of the Company's management, its past and present operations, the prospects for, and timing of, future revenues of the Company, the present state of the Company's development, and the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to the Company. The initial public offering price should not, however, be considered an indication of the actual value of the Common Stock. Such price is subject to change as a result of market conditions and other factors. There can be no assurance that an active trading market will develop for the Common Stock or that the Common Stock will trade in the public market subsequent to the Offering at or above the initial public offering price.


     The Representatives have advised the Company that, pursuant to Regulation M under the Securities Act, certain persons participating in the Offering may engage in transactions, including stabilizing bids, syndicate covering transactions or the imposition of penalty bids, which may have the effect of stabilizing or maintaining the market price of the Common Stock at a level above that which might otherwise prevail in the open market. A "stabilizing bid" is a bid for or the purchase of the Common Stock on behalf of the Underwriters for the purpose of fixing or maintaining the price of the Common Stock. A "syndicate covering transaction" is the bid for or the purchase of the Common Stock on behalf of the Underwriters to reduce a short position incurred by the Underwriters in connection with the Offering. A "penalty bid" is an arrangement permitting the Representatives to reclaim the selling concession otherwise accruing to an Underwriter or syndicate member in connection with the Offering if the Common Stock originally sold by such Underwriter or syndicate member is purchased by the Representatives in a syndicate covering transaction and has therefor not been effectively placed by such Underwriter or syndicate member. The Representatives have advised the Company that such transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

                                 LEGAL MATTERS

     The validity of the Common Stock offered hereby will be passed upon for the Company and the Selling Stockholder by Foster Pepper & Shefelman PLLC, Seattle, Washington. Certain legal matters in connection with the Offering will be passed upon for the Underwriters by Orrick, Herrington & Sutcliffe LLP, San Francisco, California.

                                    EXPERTS

     The combined financial statements of Trendwest Resorts, Inc. and certain affiliates as of December 31, 1995 and 1996 and for each of the years in the three year period ended December 31, 1996 have been included herein and in the registration statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.


     The financial statements of WorldMark, The Club as of December 31, 1995 and 1996 and for each of the years in the three year period ended December 31, 1996 have been included herein and in the registration statement in reliance upon the report of Molatore, Peugh, McDaniel, Scroggin & Co. LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.


                             CHANGE IN ACCOUNTANTS

     The Company engaged KPMG Peat Marwick LLP ("KPMG") on March 12, 1997 as the Company's independent accountants to report on the Company's balance sheets as of December 31, 1996 and 1995, and the related combined statements of income, stockholders' equity and cash flows for each of the years in the three year period ended December 31, 1996. The decision to appoint KPMG was approved by the Company's Board of Directors.

     Molatore, Peugh, McDaniel, Scroggin & Co. LLP ("MPMS") had acted as the Company's independent accountants since 1992. None of such accountant's reports on the Company's financial statements for any of the years reported on contained an adverse opinion or disclaimer of opinion, nor were the opinions modified as to uncertainty, audit scope or accounting principles, nor were there any events of the type requiring disclosure under Item 304(a)(1)(v) of Regulation S-K under the Securities Act. There were no disagreements with MPMS, resolved or unresolved, on any matter of accounting principles or practices, financial disclosure, or auditing scope or procedure, which, if not resolved to MPMS's satisfaction, would have caused it to make reference to the subject matter of the disagreement in connection with its reports. MPMS was not retained to report on the Company's 1996 financial statements.

     In August 1996, the Company engaged Coopers & Lybrand LLP ("C&L") as the Company's independent accountants to report on the Company's balance sheet as of December 31, 1995 and 1994, and the related statements of income, stockholders' equity and cash flow for each of the years in the three year period ended December 31, 1995. C&L did not render any report on the Company's financial statements and was dismissed as the Company's independent accountants on February 10, 1997. The decision to retain and subsequently to dismiss C&L was approved by the Company's Board of Directors.

     During the period of C&L's engagement, disagreements arose over the accounting treatment of the sales of additional Vacation Credits to existing Owners ("Upgrade Sales"). The Company contended that Upgrade Sales could be fully recognized as income under Financial Accounting Standards Board Statement No. 66 ("SFAS 66") without an additional 10% cash down payment, provided that the Owner had sufficient equity in previously purchased Vacation Credits (including prior principal payments on the Note Receivable from the previous purchases) and additional cash down payments, if any, at the time of the Upgrade Sale, to satisfy the 10% down payment requirement for full accrual profit recognition under SFAS 66. C&L's position was that SFAS 66 and Emerging Issues Task Force Issue No. 88-12 required each Upgrade Sale to have a separate 10% cash down payment (without consideration of equity from previously purchased Vacation Credits) before the full accrual of revenue could be recognized on such sale. Prior to C&L's dismissal, the Company agreed to modify its revenue recognition policies in accordance with C&L's position.


     Upon an Upgrade Sale, any existing Note Receivable is cancelled and a new Note Receivable with a seven year term is executed for the balance of the existing Note Receivable and the financed amount of the Upgrade Sale. The Company and C&L discussed the allocation of payments on the new Note Receivable for the purpose of profit recognition on the Upgrade Sale. The Company's view, as reflected in the financial statements included herein, is that the payment due on the new Note Receivable could be bifurcated between the amount attributable to the Upgrade Sale and the amount attributable to the extended balance of the previous Note Receivable, and that the excess of the payment due under the new Note Receivable over the part of the bifurcated payment attributable to the extended balance of the previous Note Receivable could be allocated to the financed portion of the Upgrade Sale without affecting the accounting for the previous sale. Profit on the Upgrade Sale would be recognized on the installment method until allocated principal payments equal to 10% of the Upgrade Sale are received. Profit would then be recognized on the accrual method. C&L recommended that the concurrence of the Securities and Exchange Commission ("Commission") staff with this methodology be obtained prior to the filing of this Registration Statement. C&L was prepared to accept the Company's view, provided that the Commission staff concurred. Accordingly, at the time of C&L's dismissal, with the exception of the issue of profit recognition on the new Note Receivable and the effect of the allocation of principal payments on the new Note Receivable on the recognition of profit on the previous sale, the Company does not believe that there were any unresolved disagreements with C&L on any matter of accounting principles or practices, financial disclosure, or auditing scope or procedure, which, if not resolved to C&L's satisfaction, would have caused it to make reference to the subject matter of the disagreements in connection with its reports. C&L discussed each of these issues with members of the Board of Directors of the Company and of the board of directors of the Company's parent, Jeld-Wen. The Company has authorized C&L to respond fully to the inquiries of KPMG concerning each of the disagreements.

     In addition, C&L advised the Company of two matters that, if further considered in connection with its audit of the financial statements, could materially impact the fairness of the financial statements. The matters relate to the adequacy of the Company's allowance for doubtful accounts for receivables from the sale of Vacation Credits and the method of calculating gains on the sale of such receivables. Due to their dismissal, C&L did not complete the audit procedures and inquiries necessary to conclude on these matters.

     Prior to the engagement of KPMG, the Company met with representatives of KPMG at a meeting on January 22, 1997 to discuss KPMG's experience in the Company's industry and industry accounting practices in connection with Upgrade Sales. At that meeting, the disagreements between the Company and C&L were discussed. KPMG orally advised the Company that they believed that C&L's view on the revenue recognition principles applicable to the required down payment on Upgrade Sales was the correct interpretation of SFAS 66. KPMG did not express any views on the other area of discussion between the Company and C&L, the recognition of revenue from Upgrade Sales based on an allocation of principal payments on Notes Receivable. The Company did not request, nor did it receive, any oral or written reports from KPMG concerning the subject of the unresolved disagreements with C&L. The Company did not consult C&L regarding the issues which were the subject of the disagreement following the date of dismissal. KPMG did discuss with C&L the subject matter of the disagreements and other matters relevant to the audit of the Company's financial statements prior to KPMG's agreement to the engagement as the Company's auditors. The Company has requested KPMG to review the disclosure contained herein and has provided KPMG the opportunity to furnish the Company with a letter addressed to the Commission containing any new information, clarification of the Company's expression of KPMG's views or the respects in which KPMG does not agree with the statements contained herein. KPMG has reviewed the disclosure contained herein and has advised the Company that it does not intend to deliver such a letter to the Company.


     As previously discussed, C&L was prepared to accept the Company's view regarding revenue recognition for Upgrade Sales, provided that the Commission staff concurred. In addition, due to their dismissal, C&L did not complete the audit procedures and inquiries necessary to conclude on certain other matters. The Company believes that, if C&L were allowed to complete their engagement and if pre-filing acceptance by the Commission staff were obtained with regard to revenue recognition for Upgrade Sales, the resolution of the aforementioned issues and matters would have been treated no differently than as presently treated in the Company's combined financial statements, and therefore there would not have been any effect on the combined financial statements of the Company as presented herein.

                             ADDITIONAL INFORMATION


     The Company has filed with the Commission a Registration Statement on Form S-1 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement. For further information with respect to Trendwest and the Common Stock offered hereby, reference is hereby made to such Registration Statement and the exhibits thereto. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance, reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. Copies of the Registration Statement may be obtained from the Commission's principal office at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the Commission: Seven World Trade Center, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials may be obtained from the public reference section of the Commission at its Washington address upon payment of the fees prescribed by the Commission or may be examined without charge at the offices of the Commission. The Commission maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the Commission's World Wide Web site is http://www.sec.gov.


     The Company intends to furnish its stockholders with annual reports containing financial statements audited by an independent public accounting firm and quarterly reports for the first three quarters of each fiscal year containing unaudited financial information.

                         INDEX TO FINANCIAL STATEMENTS


                 TRENDWEST RESORTS, INC. AND CERTAIN AFFILIATES


                                                                                        PAGE
                                                                                        ----
Independent Auditors' Report..........................................................   F-2
Combined Balance Sheets...............................................................   F-3
Combined Statements of Income.........................................................   F-4
Combined Statements of Stockholders' Equity...........................................   F-5
Combined Statements of Cash Flows.....................................................   F-6
Notes to Combined Financial Statements................................................   F-7



                              WORLDMARK, THE CLUB



Independent Auditors' Report..........................................................  F-21
Balance Sheets........................................................................  F-22
Statements of Revenues, Expenses and Changes in Fund Balances.........................  F-23
Statements of Cash Flows..............................................................  F-24
Notes to Financial Statements.........................................................  F-26
Supplementary Information.............................................................  F-30

                          INDEPENDENT AUDITORS' REPORT

The Stockholders
Trendwest Resorts, Inc.
TW Holdings, Inc.
Trendwest Funding I, Inc.:

We have audited the accompanying combined balance sheets of Trendwest Resorts, Inc. and certain affiliates as of December 31, 1995 and 1996, and the related combined statements of income, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1996. These combined financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of Trendwest Resorts, Inc. and certain affiliates as of December 31, 1995 and 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1996, in conformity with generally accepted accounting principles.


KPMG Peat Marwick LLP



Seattle, Washington


May 2, 1997, except for note 17,


  to the combined financial statements,


  which is as of July 2, 1997

                            TRENDWEST RESORTS, INC.
                             AND CERTAIN AFFILIATES

                            COMBINED BALANCE SHEETS
                             (DOLLARS IN THOUSANDS)

                                     ASSETS


                                                                 DECEMBER 31,
                                                              -------------------      MARCH 31,
                                                               1995        1996          1997
                                                              -------     -------     -----------
                                                                                      (UNAUDITED)
Assets:
  Cash......................................................  $   135     $    93      $     119
  Restricted cash...........................................      381         709          1,076
  Notes receivable, net of allowance for doubtful accounts,
     sales returns and deferred gross profit................   40,643      45,448         63,273
  Accrued interest and other receivables....................    4,184       4,606          4,590
  Residual interest in notes receivable sold................    6,451      10,839         11,003
  Inventories...............................................   10,594      16,247         18,078
  Property and equipment, net...............................    4,834       5,912          6,422
  Deferred income taxes.....................................    1,938       2,360          2,297
  Other assets..............................................    2,129       3,116          3,575
                                                              -------     -------       --------
          Total assets......................................  $71,289     $89,330      $ 110,433
                                                              =======     =======       ========

                              LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:
  Accounts payable..........................................  $ 1,057     $ 1,037      $   1,021
  Accrued liabilities.......................................    1,490       2,100          2,906
  Accrued construction in progress..........................      950       2,089          1,532
  Due to Parent.............................................   22,284      21,316         23,764
  Allowance for recourse liability and deferred gross profit
     on notes sold..........................................    5,017      10,080          8,907
  Income taxes payable to Parent............................    1,196       1,909          3,425
  Notes payable.............................................    2,542       1,055         15,135
                                                              -------     -------       --------
          Total liabilities.................................   34,536      39,586         56,690
                                                              -------     -------       --------
Stockholders' equity:
  Common stock, 9,224,723 shares outstanding at March 31,
     1997...................................................   14,969      14,970         14,970
  Employee notes receivable for common stock................     (314)         --             --
  Retained earnings.........................................   22,098      34,774         38,773
                                                              -------     -------       --------
          Total stockholders' equity........................   36,753      49,744         53,743
  Commitments and contingencies
                                                              -------     -------       --------
          Total liabilities and stockholders' equity........  $71,289     $89,330      $ 110,433
                                                              =======     =======       ========


            See accompanying notes to combined financial statements.

                            TRENDWEST RESORTS, INC.
                             AND CERTAIN AFFILIATES

                         COMBINED STATEMENTS OF INCOME
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                                  THREE MONTHS
                                          YEAR ENDED DECEMBER 31,                ENDED MARCH 31,
                                  ---------------------------------------   -------------------------
                                     1994          1995          1996          1996          1997
                                  -----------   -----------   -----------   -----------   -----------
                                                                                   (UNAUDITED)
Revenues:
  Vacation Credit sales, net....  $    54,904   $    77,783   $   100,040   $    22,297   $    27,945
  Finance income................        3,736         5,368         7,143         1,868         3,219
  Gains on sales of notes
     receivable.................        1,635         3,222         5,673           244            --
  Resort management services....        2,805         1,579         1,501           408           761
  Other.........................          763         1,226         2,552           386           688
                                  -----------   -----------   -----------   -----------   -----------
          Total revenues........       63,843        89,178       116,909        25,203        32,613
                                  -----------   -----------   -----------   -----------   -----------
Costs and operating expenses:
  Vacation Credit cost of
     sales......................       15,070        20,484        27,400         6,246         7,553
  Resort management services....        2,613         1,283           859           199           259
  Sales and marketing...........       25,615        36,374        47,810        10,771        13,131
  General and administrative....        6,588         8,391        10,904         2,520         2,968
  Provision for doubtful
     accounts and recourse
     liability..................        4,537         6,522         7,467         1,674         1,816
  Interest......................          881         2,380         2,445           526           634
                                  -----------   -----------   -----------   -----------   -----------
          Total costs and
            operating
            expenses............       55,304        75,434        96,885        21,936        26,361
                                  -----------   -----------   -----------   -----------   -----------
          Income before income
            taxes...............        8,539        13,744        20,024         3,267         6,252
Income tax expense..............        3,214         4,979         7,348         1,211         2,253
                                  -----------   -----------   -----------   -----------   -----------
          Net income............  $     5,325   $     8,765   $    12,676   $     2,056   $     3,999
                                  ===========   ===========   ===========   ===========   ===========
Unaudited pro forma net income
  per share of common stock.....                              $      0.88                 $      0.28
Shares used in computing
  unaudited pro forma net income
  per share of common stock.....                               14,417,116                  14,417,116


            See accompanying notes to combined financial statements.

                            TRENDWEST RESORTS, INC.
                             AND CERTAIN AFFILIATES

                  COMBINED STATEMENTS OF STOCKHOLDERS' EQUITY
                             (DOLLARS IN THOUSANDS)


                                                                                                 EMPLOYEE
                                                              CLASS A             CLASS B         NOTES                  TOTAL
                                                            COMMON STOCK       COMMON STOCK     RECEIVABLE               STOCK-
                                                         ------------------   ---------------   FOR COMMON   RETAINED   HOLDERS'
                                                          SHARES     AMOUNT   SHARES   AMOUNT     STOCK      EARNINGS    EQUITY
                                                         ---------   ------   ------   ------   ----------   --------   --------
Balance at December 31, 1993...........................  7,185,150   $5,200     100    $8,500     $   --     $ 8,608    $22,308
Issuance of Trendwest common stock to employees for
  notes................................................  1,347,178     910       --       --        (910)         --         --
Issuance of Trendwest common stock to Parent...........    449,060     303       --       --          --          --        303
Dividends declared and paid by TW Holdings.............         --      --       --       --          --        (480)      (480)
Net Income.............................................         --      --       --       --          --       5,325      5,325
                                                         ---------   ------     ---    ------       ----      ------    -------
Balance at December 31, 1994...........................  8,981,388   6,413      100    8,500        (910)     13,453     27,456
Exchanges for parent company stock.....................         --      --       --       --         607          --        607
Issuance of Trendwest common stock to employees for
  notes................................................    242,235      56       --       --         (41)         --         15
Note payments..........................................         --      --       --       --          30          --         30
Dividends declared and paid by TW Holdings.............         --      --       --       --          --        (120)      (120)
Net income.............................................         --      --       --       --          --       8,765      8,765
                                                         ---------   ------     ---    ------       ----      ------    -------
Balance at December 31, 1995...........................  9,223,623   6,469      100    8,500        (314)     22,098     36,753
Issuance of common stock, Trendwest Funding............      1,000       1       --       --          --          --          1
Note payments..........................................         --      --       --       --         314          --        314
Net income.............................................         --      --       --       --          --      12,676     12,676
                                                         ---------   ------     ---    ------       ----      ------    -------
Balance at December 31, 1996...........................  9,224,623   6,470      100    8,500          --      34,774     49,744
Net income for three months ended March 31, 1997
  (unaudited)..........................................         --      --       --       --          --       3,999      3,999
                                                         ---------   ------     ---    ------       ----      ------    -------
Balance at March 31, 1997 (unaudited)..................  9,224,623   $6,470     100    $8,500     $   --     $38,773    $53,743
                                                         =========   ======     ===    ======       ====      ======    =======



                                           DECEMBER 31,
                        ---------------------------------------------------
                                                                                   MARCH 31, 1997             MARCH 31, 1997
                                  1995                       1996                   (UNAUDITED)           PRO FORMA (UNAUDITED)
                        ------------------------   ------------------------   ------------------------   ------------------------
                                     ISSUED AND                 ISSUED AND                 ISSUED AND                 ISSUED AND
                        AUTHORIZED   OUTSTANDING   AUTHORIZED   OUTSTANDING   AUTHORIZED   OUTSTANDING   AUTHORIZED   OUTSTANDING
                        ----------   -----------   ----------   -----------   ----------   -----------   ----------   -----------
Trendwest:
  Common stock, voting
    no par value......  10,264,215    9,223,423    10,264,215    9,223,423    10,264,215    9,223,423    90,000,000   14,417,116
  Preferred stock, no
    par value.........         --            --           --            --           --            --    10,000,000           --
TW Holdings:
  Class A, voting, no
    par value.........        200           200          200           200          200           200           --            --
  Class B, nonvoting,
    no par value......        200           100          200           100          200           100           --            --
Trendwest Funding
  common stock,
  voting, no par
  value...............         --            --        1,000         1,000        1,000         1,000           --            --


            See accompanying notes to combined financial statements.

                            TRENDWEST RESORTS, INC.
                             AND CERTAIN AFFILIATES

                       COMBINED STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)



                                                                                                   THREE MONTHS ENDED
                                                                YEAR ENDED DECEMBER 31,                 MARCH 31,
                                                           ----------------------------------     ---------------------
                                                             1994         1995         1996         1996         1997
                                                           --------     --------     --------     --------     --------
                                                                                                       (UNAUDITED)
Cash flows from operating activities:
  Net income.............................................  $  5,325     $  8,765     $ 12,676     $  2,056     $  3,999
  Adjustments to reconcile net income to net cash
    provided by (used in) operating activities:
    Depreciation and amortization........................       302          330          502          135          154
    Amortization of excess servicing asset...............       883        1,481        2,735          441          949
    Provision for doubtful accounts, recourse liability
      and sales reversals................................     5,500        7,655       10,078        2,294        2,656
    Recoveries of notes receivable charged off...........       138          113           72           12           81
    Excess servicing spread on notes receivables sold....    (2,174)      (3,258)      (5,674)        (244)          --
    Unrealized gain on residual interest in notes
      receivable sold....................................        --           --           --           --       (1,113)
    Change in deferred gross profit......................       711        1,480        2,737          817         (441)
    Deferred income tax (benefit) expense................    (1,000)        (364)        (422)        (551)          63
    Issuance of notes receivable.........................   (50,278)     (71,052)     (91,593)     (20,481)     (25,277)
    Proceeds from sale of notes receivable...............    30,112       33,482       58,411        3,215          624
    Proceeds from repayment of notes receivable..........    12,772       24,267       30,234        5,984        5,250
    Purchase of notes receivable.........................    (6,005)     (11,305)     (11,150)      (1,646)      (1,838)
    Changes in certain assets and liabilities:
      Increase in restricted cash........................      (161)        (110)        (328)         (99)        (367)
      Inventories........................................    (9,576)       1,493       (5,653)       3,632       (1,831)
      Accounts payable and accrued liabilities...........     3,928       (3,279)       1,729         (247)         233
      Income taxes payable to Parent.....................      (134)      (2,207)         713          564        1,516
      Other assets.......................................    (1,951)      (1,740)      (1,540)        (743)        (531)
                                                           --------     --------     --------     --------     --------
         Net cash provided by (used in) operating
           activities....................................   (11,608)     (14,249)       3,527       (4,861)     (15,873)
                                                           --------     --------     --------     --------     --------
Cash flows from investing activities:
  Purchase of property and equipment.....................      (229)      (4,312)      (1,429)        (264)        (630)
  Proceeds from sale of marketable equity securities.....        --        4,219           --           --           --
                                                           --------     --------     --------     --------     --------
         Net cash used in investing activities...........      (229)         (93)      (1,429)        (264)        (630)
                                                           --------     --------     --------     --------     --------
Cash flows from financing activities:
  Proceeds from notes payable............................     5,366          100           --           --       14,727
  Payments on notes payable..............................    (6,203)      (1,529)      (1,487)        (505)        (646)
  Net change in due to Parent............................    12,538       15,877         (968)       5,917        2,448
  Dividends paid.........................................      (480)        (120)          --           --           --
  Issuance of common stock...............................       303           15            1           --           --
  Payments on notes receivable for stock.................        --           30          314           --           --
                                                           --------     --------     --------     --------     --------
         Net cash provided by (used in) financing
           activities....................................    11,524       14,373       (2,140)       5,412       16,529
                                                           --------     --------     --------     --------     --------
         Net increase (decrease) in cash.................      (313)          31          (42)         287           26
Cash at beginning of period..............................       417          104          135          135           93
                                                           --------     --------     --------     --------     --------
Cash at end of period....................................  $    104     $    135     $     93     $    422     $    119
                                                           ========     ========     ========     ========     ========
Supplemental disclosures of cash flow information -- cash
  paid during the period for:
    Interest.............................................  $    905     $  2,091     $  2,579     $    595     $    735
    Income taxes.........................................     5,111        7,547        7,056        1,196          675
Supplemental schedule of noncash investing and financing
  activities -- issuance of common stock for notes
  receivable.............................................  $    910     $     41     $     --     $     --     $     --


            See accompanying notes to combined financial statements.

                            TRENDWEST RESORTS, INC.
                             AND CERTAIN AFFILIATES

                     NOTES TO COMBINED FINANCIAL STATEMENTS
          DECEMBER 31, 1994, 1995 AND 1996 AND MARCH 31, 1996 AND 1997
           (INFORMATION AS OF MARCH 31, 1997 AND FOR THE THREE MONTHS

                  ENDED MARCH 31, 1996 AND 1997 IS UNAUDITED)

                         (DOLLAR AMOUNTS IN THOUSANDS)

 (1) DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

     (A) DESCRIPTION OF BUSINESS


     Trendwest Resorts, Inc. (Trendwest) and certain affiliates as identified in note 1(b) (Company) is comprised of certain entities under the control of a common stockholder. The Company generates revenues from the sale and financing of Vacation Credits in WorldMark, The Club (WorldMark), which entitle the owner to use a fully furnished vacation resort based on the number of Vacation Credits purchased. Vacation Credits are created through the contribution to WorldMark of resort units developed or purchased by the Company. The Company also manages resort properties under a management agreement with WorldMark (see note 15(b)). WorldMark is a separate entity which owns the contributed properties for the benefit of Vacation Credit owners (Members).



     The Company sells Vacation Credits to individuals principally in the Western United States. Sales to new owners are financed by the Company after requiring a minimum 10% down payment. Sales to existing owners (Upgrades) are financed by the Company and require down payments to the extent that the owner's equity interest in Vacation Credits owned, including the Upgrade, is less than 10% (see note 2(d)(i)). The resulting note balances are secured by the Vacation Credits sold.


     (B) BASIS OF PRESENTATION


     The combined financial statements include the accounts of Trendwest, TW Holdings, Inc. (TW Holdings) and Trendwest Funding I, Inc. (Trendwest Funding). Trendwest Funding is included in the combined financial statements from April 19, 1996 (inception). The financial statements of these three entities have been combined due to the planned transactions discussed below.



     Trendwest is a majority owned subsidiary of JELD-WEN, inc. (Parent) and TW Holdings and Trendwest Funding are wholly-owned subsidiaries of the Parent. As described in note 17, effective June 30, 1997, the Parent transferred to Trendwest all of the outstanding common stock of TW Holdings and Trendwest Funding in exchange for 5,193,693 shares of additional common stock of Trendwest (Consolidation Transactions). TW Holdings and Trendwest Funding are thereafter wholly-owned subsidiaries of Trendwest.



     The Consolidation Transactions are considered a reorganization of entities under common control and will be accounted for in a manner similar to a pooling of interests. The assets and liabilities of the combining entities will be carried forward at their recorded amounts to the combined enterprise and the income of the combining enterprises for the period of the combination and prior periods will be combined and reported as income of the combined enterprise.


     All intercompany balances and transactions have been eliminated in combination.

     (C) UNAUDITED PRO FORMA NET INCOME PER SHARE


     Unaudited pro forma net income per share for 1996 and the three months ended March 31, 1997 have been computed based on the number of shares of Trendwest common stock outstanding at December 31, 1996 and March 31, 1997, respectively, increased by the 5,193,693 additional shares subsequently issued to the Parent in connection with the Consolidation Transactions described in note 1(b). Due to the significant impact of the Consolidation Transactions on the number of outstanding shares of Trendwest common stock,

                            TRENDWEST RESORTS, INC.
                             AND CERTAIN AFFILIATES

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)
          DECEMBER 31, 1994, 1995 AND 1996 AND MARCH 31, 1996 AND 1997
           (INFORMATION AS OF MARCH 31, 1997 AND FOR THE THREE MONTHS

                  ENDED MARCH 31, 1996 AND 1997 IS UNAUDITED)

                         (DOLLAR AMOUNTS IN THOUSANDS)

historical net income per share is not meaningful and is therefore not presented. No common stock equivalents were outstanding at December 31, 1996 or March 31, 1997.

     (d) PRIOR PERIOD ADJUSTMENTS


     The accompanying combined financial statements were prepared in connection with the proposed IPO and present for the first time the combined results of Trendwest, TW Holdings and Trendwest Fundings. Certain adjustments were made to conform accounting policies and to record certain prior period adjustments to the individual entities. Prior period adjustments were made to the allowance for doubtful accounts, gains on sales of notes receivable and recognition of revenue on Upgrade sales.


     (e) INTERIM FINANCIAL DATA


     The unaudited interim combined financial statements have been prepared on the same basis as the audited combined financial statements and, in the opinion of management, include all adjustments (consisting of only normal recurring adjustments) necessary to present fairly the financial information set forth therein in accordance with generally accepted accounting principles. The Company's interim results may be subject to fluctuations. As a result, the Company believes the results of operations for the interim periods are not necessarily indicative of the results to be expected for any future period.


 (2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     (a) RESTRICTED CASH

     Restricted cash consists primarily of deposits received on sales of Vacation Credits that are held in escrow until the applicable statutory rescission period has expired and the related customer note receivable has been recorded and amounts received prior to the attainment of the required 10% down payment.

     (b) ALLOWANCE FOR DOUBTFUL ACCOUNTS AND RECOURSE LIABILITY

     The Company provides for estimated future losses to be incurred related to uncollectible notes receivable and notes receivable sold with recourse. The provision for credit losses is charged to income in amounts sufficient to maintain the allowance and the recourse liability at levels considered adequate to cover anticipated losses resulting from liquidation of notes receivable and notes receivable sold with recourse. The allowance for doubtful accounts and recourse liability are based on the collection history of the receivables and are net of anticipated cost recoveries of the underlying Vacation Credits. Management believes that all such allowances and estimated liabilities are adequate; however, such amounts are based on estimates and there is no assurance that the actual amounts incurred will not be more or less than the amount recorded.

     The Company charges off notes receivable when deemed to be uncollectible. Interest income previously accrued and unpaid is reversed. Vacation credits recovered are recorded at the weighted average cost of credits at the time of recovery.

                            TRENDWEST RESORTS, INC.
                             AND CERTAIN AFFILIATES

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)
          DECEMBER 31, 1994, 1995 AND 1996 AND MARCH 31, 1996 AND 1997
           (INFORMATION AS OF MARCH 31, 1997 AND FOR THE THREE MONTHS
                  ENDED MARCH 31, 1996 AND 1997 IS UNAUDITED)
                         (DOLLAR AMOUNTS IN THOUSANDS)

     (c) INVENTORIES

     Inventories consist of Vacation Credits and construction in progress as follows:


                                                           DECEMBER 31,
                                                        -------------------     MARCH 31,
                                                         1995        1996         1997
                                                        -------     -------     ---------
        Vacation Credits..............................  $    --     $ 7,784      $ 8,028
        Construction in progress......................   10,594       8,463       10,050
                                                        -------     -------      -------
                  Total inventories...................  $10,594     $16,247      $18,078
                                                        =======     =======      =======


     Vacation Credits represent the costs of unsold ownership interests in WorldMark. Resort properties are completed and ownership is transferred by the Company to WorldMark in return for the right to sell Vacation Credits in these properties based on the number of credits available for the properties. Credits available are determined using a formula based on the number of user days available as well as the relative value of each property. Vacation Credits are carried at the lower of cost, based on the moving weighted average of property cost per Vacation Credit established, or net realizable value.

     Construction in progress is valued at the lower of cost or net realizable value. Interest, taxes and other carrying costs incurred during the construction period are capitalized. The amount of interest capitalized during the years ended December 31, 1994, 1995 and 1996 amounted to $0, $0 and $343, respectively.


     (d) REVENUE RECOGNITION


       (i) Vacation Credits


     Substantially all Vacation Credits sold by the Company generate installment notes receivable secured by an interest in the related Vacation Credits. These notes receivable are payable in monthly installments, including interest, with maturities up to seven years. Sales are included in revenues when at least a 10% down payment requirement has been met and any rescission period has expired.



     Vacation Credit cost of sales and direct selling expenses related to a Vacation Credit sale are recorded at the time the sale is recognized. Vacation Credit costs include the cost of land, improvements to the property, including costs of amenities constructed for the use and benefit of the Vacation Credit owners, and other direct acquisition costs. Direct selling expenses are recorded as sales and marketing expenses.



     The Company also finances sales of Upgrades which result in the cancellation of any existing note receivable and the issuance of a new seven-year note secured by an interest in all Vacation Credits owned. No additional down payment is required by the Company as long as the owner's equity interest in the original Vacation Credits is equal to 10% of the value of all Vacation Credits, including those from the Upgrade sale, and the customer is not delinquent in his payments on his existing note receivable. When the Company finances an Upgrade sale and the customer does not make an additional cash down payment of at least 10% of the Upgrade sale amount, the Company uses the installment method to recognize revenue whereby profit is recognized as a portion of each principal payment received on the Upgrade. Revenue is fully recognized on the Upgrade sale when the cash collected relating to the Upgrade sale totals 10% of the Upgrade sale. Cash collected relating to a financed Upgrade sale is measured as the sum of any additional down payment received at the time of the Upgrade sale and the principal repayment of the new note receivable which is allocable to the Upgrade sale. Principal repayments are allocated to the Upgrade sale component of the new note

                            TRENDWEST RESORTS, INC.
                             AND CERTAIN AFFILIATES

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)
          DECEMBER 31, 1994, 1995 AND 1996 AND MARCH 31, 1996 AND 1997
           (INFORMATION AS OF MARCH 31, 1997 AND FOR THE THREE MONTHS
                  ENDED MARCH 31, 1996 AND 1997 IS UNAUDITED)
                         (DOLLAR AMOUNTS IN THOUSANDS)

receivable and the pre-Upgrade sale component of the new note receivable based on the ratio of such components at the time of the Upgrade sale.


     Management fees are recognized using the accrual method as earned.



       (ii) Sales of Notes Receivable



     The Company sells notes receivable to outside investors and to a limited liability company (LLC) which is controlled and 99% owned by an independent third party who has made a substantial capital investment and has substantial risks and rewards of the assets of the limited liability company LLC.



     Gains on sales of notes receivable represent the present value of the differential between contractual interest rates charged to borrowers on notes receivable sold by the Company and the interest rates to be received by the purchasers of such notes receivable, after considering the effects of estimated prepayments and the costs of servicing, net of transaction costs. The Company recognizes such gains on sales of notes receivable on the settlement date. Gains on the sale of a portion of notes receivable are based on the relative fair market value of the note receivable portions sold and retained.



     The Company discounts cash flows on its notes receivable sold at a rate of 12.25% which it believes a purchaser would require as a rate of return. The Company has developed its assumptions based on experience with its own portfolio, available market data and ongoing consultation with its investment bankers.



     Income from the differential retained is recorded in finance income using the interest method. In addition, finance income includes interest income on notes receivable retained by the Company. Prior to January 1, 1997, the residual interest in notes receivable sold was classified as an excess servicing asset and carried at the lower of amortized cost or net realizable value. As further described in note 2(i), beginning January 1, 1997, the residual interest in notes receivable sold is classified as a trading security in accordance with Statement of Financial Accounting Standards (SFAS) No. 115 "Accounting for Certain Investments in Debt or Equity Securities" and is carried at market value. Also, beginning January 1, 1997, changes in the fair market value of the residual interest in notes receivable sold will be recognized as finance income.



     Prior to January 1, 1997, the carrying value of the excess servicing asset was analyzed quarterly by the Company on a disaggregated basis to determine whether prepayment experience had an impact on carrying value. Expected cash flows of the underlying notes receivable sold were reviewed based upon current economic conditions and the type of notes receivable originated and revised as necessary using the original discount rate used in calculating the gain on sale. Losses arising from adverse prepayment experience were recognized as a charge to earnings while favorable experience was not recognized until realized [see note 2(i)].



     (e) PROPERTY AND EQUIPMENT


     Property and equipment are recorded at cost and depreciated using the straight-line method over the following assets' estimated useful lives:


            Building and improvements.............................  20 to 45 years
            Equipment, furniture and fixtures.....................  3 to 12 years
            Leasehold improvements................................  2 to 5 years

                            TRENDWEST RESORTS, INC.
                             AND CERTAIN AFFILIATES

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)
          DECEMBER 31, 1994, 1995 AND 1996 AND MARCH 31, 1996 AND 1997
           (INFORMATION AS OF MARCH 31, 1997 AND FOR THE THREE MONTHS
                  ENDED MARCH 31, 1996 AND 1997 IS UNAUDITED)
                         (DOLLAR AMOUNTS IN THOUSANDS)


     (f) ADVERTISING


     Advertising costs, included in sales and marketing expenses in the accompanying combined statements of income, are expensed as incurred and amounted to $1,783, $2,012 and $4,036 for the years ended December 31, 1994, 1995 and 1996, respectively.


     (g) INCOME TAXES


     Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

     The Company is included in the consolidated tax return of the Parent. TW Holdings filed a separate tax return for 1994. The Parent allocates the combined current and deferred tax expense to the Company as if the Company had filed on a stand-alone basis.


     (h) USE OF ESTIMATES


     Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the combined financial statements and the reported amounts of revenues and expenses during the reporting period to prepare these combined financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates and assumptions.


     (i) EFFECT OF NEW ACCOUNTING PRONOUNCEMENTS



     In March 1995, the Financial Accounting Standards Board (FASB) issued SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. SFAS No. 121 also addresses the accounting for long-lived assets that are expected to be disposed of. The Company adopted SFAS No. 121 in the first quarter of 1996 and there was no material impact on the Company's operations or financial position upon adoption.



     In June 1996, the FASB issued SFAS No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. SFAS No. 125 provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities. Those standards are based on consistent application of a financial-components approach that focuses on control. Under that approach, after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered, and derecognizes liabilities when extinguished. SFAS No. 125 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996, and is to be applied prospectively.

                            TRENDWEST RESORTS, INC.
                             AND CERTAIN AFFILIATES

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)
          DECEMBER 31, 1994, 1995 AND 1996 AND MARCH 31, 1996 AND 1997
           (INFORMATION AS OF MARCH 31, 1997 AND FOR THE THREE MONTHS

                  ENDED MARCH 31, 1996 AND 1997 IS UNAUDITED)

                         (DOLLAR AMOUNTS IN THOUSANDS)


     The adoption of SFAS No. 125 on January 1, 1997 resulted in an increase in the carrying value of the Company's residual interest in notes receivable sold at December 31, 1996 of $755 and $111 related to the sales of notes receivable to Investors and to the LLC, respectively, (see note 5); and a corresponding increase in finance income for the three months ended March 31, 1997 as the Company classifies the residual interest in notes receivable sold as a trading security under SFAS No. 115.



     Beginning January 1, 1997, changes in the fair market value of the residual interest in notes receivable sold will be recognized as finance income. For the three months ended March 31, 1997, there was an increase in such fair market value in the amount of $247 recorded as finance income related to the Company's residual interest in notes receivable sold to Investors and to the LLC. The Company's transfer of receivables to Investors did not meet the sale recognition criteria of SFAS No. 125 during the three months ended March 31, 1997 and have therefore been accounted for as secured borrowings. Subsequent to March 31, 1997, the Company modified its transfer arrangements so that notes receivable transferred to the Investors will qualify for sales recognition under SFAS No. 125.



     In February 1997, the FASB issued SFAS No. 128, Earnings Per Share. SFAS No. 128 establishes standards for computing and presenting earnings per share and applies to entities with publicly held common stock or potential common stock. This statement is effective for financial statements issued for periods ending after December 15, 1997, including interim periods; earlier application is not permitted. The Company does not anticipate a material impact upon adoption of this standard.



 (3) MARKETABLE SECURITIES


     In 1995, the Company sold marketable equity securities to the Parent. No gain or loss was realized on this transaction.

 (4) NOTES RECEIVABLE


     The Company provides financing to the purchasers of Vacation Credits. The notes resulting from sales of Vacation Credits in 1995 and 1996 bear interest at 13.9% or 14.9%, depending on method of payment, and are written with initial terms of up to 84 months. Once a 10% down payment has been received, the Company has no obligation under the notes to refund monies or provide further services to Owners in the event membership is terminated for nonpayment of contract obligations.



     Maturities of notes receivable at December 31, 1996 are as follows during the next five years and thereafter:



                    1997.......................................  $ 6,369
                    1998.......................................    7,116
                    1999.......................................    7,796
                    2000.......................................    8,326
                    2001.......................................    8,477
                    Thereafter.................................   14,364
                                                                 -------
                                                                 $52,448
                                                                 =======



     Customers over 60 days past due on monthly payments are considered delinquent. Delinquent notes receivable represent 3.78% and 4.17% of notes receivable at December 31, 1995 and 1996, respectively.

                            TRENDWEST RESORTS, INC.
                             AND CERTAIN AFFILIATES

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)
          DECEMBER 31, 1994, 1995 AND 1996 AND MARCH 31, 1996 AND 1997
           (INFORMATION AS OF MARCH 31, 1997 AND FOR THE THREE MONTHS
                  ENDED MARCH 31, 1996 AND 1997 IS UNAUDITED)
                         (DOLLAR AMOUNTS IN THOUSANDS)

     The activity in the allowance for doubtful accounts, recourse liability and sales returns is as follows for the years ended December 31:


                                                         1994        1995        1996
                                                        -------     -------     -------
        Balances at beginning of period...............  $ 2,930     $ 5,284     $ 7,964
        Provision for doubtful accounts, recourse
          liability and sales returns.................    5,500       7,655      10,078
        Notes receivable charged-off and sales returns
          net of Vacation Credits recovered...........   (3,284)     (5,088)     (6,873)
        Recoveries....................................      138         113          72
                                                        -------     -------     -------
        Balances at end of period.....................  $ 5,284     $ 7,964     $11,241
                                                        =======     =======     =======
        Allowance for doubtful accounts and sales
          returns.....................................    3,584       5,429       5,832
        Allowance for recourse liability on notes
          receivable sold.............................    1,700       2,535       5,409
                                                        -------     -------     -------
                                                        $ 5,284     $ 7,964     $11,241
                                                        =======     =======     =======



     At March 31, 1997, the allowance for doubtful accounts and sales returns is $7,060 and the allowance for recourse liability on notes receivable sold is $4,859.



     Total notes receivable outstanding, including notes receivable sold (see note 5), amounted to $127,335 and $180,323 at December 31, 1995 and 1996,
respectively.


 (5) SALES OF NOTES RECEIVABLE


     (i) TW HOLDINGS



     Prior to January 1, 1997, the Company sold through TW Holdings, an 80% interest in certain notes receivable to outside investors primarily through an agreement, as amended on December 31, 1996, expiring June 30, 1997 (Agreement) with Seattle-First National Bank and other purchasers (Investors). Under the terms of the Agreement, up to $68,000 of receivables could be sold to the Investors and proceeds from the collection of sold note receivables could be used to purchase additional notes receivable. The notes receivable have stated rates of 13.9%-14.9% and were sold at par to yield LIBOR plus 1.5% per annum to the Investors. The 20% retained interest is recorded as notes receivable whereas the residual interest in the excess cash flows of notes receivable sold is classified as residual interest in notes receivable sold, and beginning January 1, 1997 is measured at fair value under SFAS No. 125.



     Total notes receivable sold and outstanding under this Agreement amounted to $68,000 and $55,000 at December 31, 1995 and 1996, respectively.



     The Investors have recourse to the Company's retained interest in notes receivable sold under certain default provisions related primarily to the delinquency status of the notes receivable sold. The Company's retained interest included in notes receivable in the accompanying combined balance sheets amounted to $17,000 and $13,750 at December 31, 1995 and 1996, respectively.



     As described in note 2(i), transactions during the three months ended March 31, 1997 under the Agreement have been accounted for as secured borrowings. Borrowings under the Agreement amounted to $14,419 at March 31, 1997, are secured by notes receivable and bear interest at LIBOR plus 1.5% per annum.

                            TRENDWEST RESORTS, INC.
                             AND CERTAIN AFFILIATES

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)
          DECEMBER 31, 1994, 1995 AND 1996 AND MARCH 31, 1996 AND 1997
           (INFORMATION AS OF MARCH 31, 1997 AND FOR THE THREE MONTHS
                  ENDED MARCH 31, 1996 AND 1997 IS UNAUDITED)
                         (DOLLAR AMOUNTS IN THOUSANDS)


The borrowings require payments of interest. Principal collections on the notes receivable are required to be reinvested in additional notes receivable or used to reduce the outstanding borrowings. Subsequent to March 31, 1997, the Agreement was amended to increase the amount which could be sold or borrowed to $93,000, extend the term to June 30, 1998 and reduce the yield rate to LIBOR plus 1.25% per annum.



     (ii) TRENDWEST FUNDING



     In 1996 the Company sold through Trendwest Funding, certain notes receivable to the LLC in exchange for cash, a subordinated note payable from the LLC and a residual interest in the excess cash flows of the LLC. The subordinated note payable from the LLC represents the Company's retained interest in notes receivable which provide collateral to holders of notes issued by the LLC (the LLC noteholders) and is classified as notes receivable in the accompanying combined balance sheet. The residual interest in the excess cash flows of the LLC is classified as residual interest in notes receivable sold, and beginning January 1, 1997 is measured at fair value under SFAS No. 125.



     The LLC noteholders and the LLC outside investor have recourse to the Company's retained interest in notes receivable sold under certain default provisions related primarily to the delinquency status of the notes receivable sold. The Company's retained interest is included in notes receivable in the accompanying combined balance sheets, and amounted to approximately $12,600 at December 31, 1996.


 (6) DUE TO PARENT


     The Company has an open revolving credit line with its Parent to meet operating needs and invest excess funds. The Parent has not set a limit on the credit line, which line is payable on demand. It bears interest at the prime rate plus 1% per annum (9.25% at December 31, 1996).


 (7) PROPERTY AND EQUIPMENT

     Property and equipment, net, consists primarily of the Company's corporate headquarters and leased sales offices as follows at December 31:

                                                                      1995       1996
                                                                     ------     ------
        Land.......................................................  $  877     $  877
        Building and improvements..................................   3,005      3,586
        Equipment, furniture and fixtures..........................   1,807      2,504
        Leasehold improvements.....................................     185        336
                                                                     ------     ------
                                                                      5,874      7,303
        Less accumulated depreciation and amortization.............   1,040      1,391
                                                                     ------     ------
                                                                     $4,834     $5,912
                                                                     ======     ======

                            TRENDWEST RESORTS, INC.
                             AND CERTAIN AFFILIATES

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)
          DECEMBER 31, 1994, 1995 AND 1996 AND MARCH 31, 1996 AND 1997
           (INFORMATION AS OF MARCH 31, 1997 AND FOR THE THREE MONTHS
                  ENDED MARCH 31, 1996 AND 1997 IS UNAUDITED)
                         (DOLLAR AMOUNTS IN THOUSANDS)

 (8) DEFERRED GROSS PROFIT

     The Company accounts for certain Upgrade sales on the installment method prior to satisfaction of minimum down payment requirements. Information for those transactions follows for the years ended December 31:


                                                           1994       1995       1996
                                                          ------     ------     -------
        Gross sales value...............................  $4,229     $8,266     $15,618
                                                          ======     ======     =======
        Gross profit deferred...........................  $1,958     $3,826     $ 7,328
        Gross profit recognized.........................   1,247      2,346       4,591
                                                          ------     ------     -------
        Net gross profit deferred during period.........  $  711     $1,480     $ 2,737
                                                          ======     ======     =======


     Notes receivable is presented net of deferred gross profit in the accompanying combined balance sheets. Such deferred amounts aggregated $620 and $1,168 at December 31, 1995 and 1996, respectively.

     Deferred gross profit related to notes receivable sold is combined with allowance for recourse liability on notes receivable sold in the accompanying combined balance sheets. Such deferred amounts aggregated $2,482 and $4,671 at December 31, 1995 and 1996, respectively.

 (9) NOTES PAYABLE


     The Company has a line of credit of $5,000 with FINOVA Capital Corporation. The outstanding balance at December 31, 1995 and 1996 was $2,443 and $1,054, respectively. Notes receivable are assigned to the lender and as principal payments are received, they are applied to this loan. The agreement requires replacement of notes that become 60 days past due and bears interest at 10.5% per annum. The agreement also requires the Company to maintain minimum financial ratios, restricts certain expenses and limits cash distributions. The line of credit matures in 2000.


 (10) INCOME TAXES


     The provision for income taxes consists of the following for the years ended December 31:


                                                            1994       1995       1996
                                                           ------     ------     ------
        Federal:
          Current........................................  $4,141     $5,218     $7,426
          Deferred.......................................    (936)      (308)      (450)
                                                           ------     ------     ------
                                                            3,205      4,910      6,976
                                                           ------     ------     ------
        State:
          Current........................................      73        125        344
          Deferred.......................................     (64)       (56)        28
                                                           ------     ------     ------
                                                                9         69        372
                                                           ------     ------     ------
                  Total..................................  $3,214     $4,979     $7,348
                                                           ======     ======     ======

                            TRENDWEST RESORTS, INC.
                             AND CERTAIN AFFILIATES

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)
          DECEMBER 31, 1994, 1995 AND 1996 AND MARCH 31, 1996 AND 1997
           (INFORMATION AS OF MARCH 31, 1997 AND FOR THE THREE MONTHS

                  ENDED MARCH 31, 1996 AND 1997 IS UNAUDITED)

                         (DOLLAR AMOUNTS IN THOUSANDS)

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below at December 31:


                                                                      1995       1996
                                                                     ------     ------
        Deferred tax assets:
          Allowance for credit losses..............................  $2,980     $4,206
          Deferred gross profit....................................   1,161      2,185
          Other....................................................     516        571
                                                                     ------     ------
                  Total deferred tax assets........................   4,657      6,962
                                                                     ------     ------
        Deferred tax liability:
          Residual interest in notes receivable sold...............   1,807      3,375
          Other assets.............................................     253        196
          Property and equipment...................................      59        120
          Other....................................................     600        911
                                                                     ------     ------
                  Total deferred tax liability.....................   2,719      4,602
                                                                     ------     ------
                  Net deferred tax asset...........................  $1,938     $2,360
                                                                     ======     ======


     In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

     Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deferred tax assets.

     Income tax expense differed from the amounts computed by applying the U.S. Federal income tax rate of 35% to pretax income as a result of the following for the years ended December 31:


                                                             1994      1995      1996
                                                             -----     -----     -----
        Income tax at Federal statutory rate...............   35.0%     35.0%     35.0%
        State tax, net of Federal benefit..................    2.0       2.0       2.4
        Other..............................................    0.6      (0.8)     (0.7)
                                                              ----      ----      ----
                                                              37.6%     36.2%     36.7%
                                                              ====      ====      ====


(11) EMPLOYEE NOTES FOR COMMON STOCK


     Notes accepted upon the purchase of Company common stock are secured by the stock, bear interest at 9% per annum and are included as a reduction to stockholders' equity. In 1995, certain individuals exchanged their Company common stock for common stock of the Parent and the notes were repaid.

                            TRENDWEST RESORTS, INC.
                             AND CERTAIN AFFILIATES

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)
          DECEMBER 31, 1994, 1995 AND 1996 AND MARCH 31, 1996 AND 1997
           (INFORMATION AS OF MARCH 31, 1997 AND FOR THE THREE MONTHS
                  ENDED MARCH 31, 1996 AND 1997 IS UNAUDITED)
                         (DOLLAR AMOUNTS IN THOUSANDS)


(12) PARENT 401(k) Plan



     The Company participates in the Parent 401(k) plan. Company contributions, which are invested in Parent common stock, are at the discretion of the Board of Directors of the Parent and totaled $945, $1,283 and $1,686 for the years ended December 31, 1994, 1995 and 1996, respectively.


(13) INTEREST RATE CAP AGREEMENT


     In March 1995, the Company entered into an interest rate cap agreement at a cost of $92 to reduce the impact of changes in interest rates on its notes receivable sold. The interest rate cap agreement has a 30-day notional principal amount of $31,800 on which the Company receives interest payments to the extent that LIBOR exceeds an annualized rate of 10.125%.


     The interest rate cap agreement expires in April 1998. The Company is exposed to credit loss in the event of nonperformance by the other party to the interest rate cap agreement. However, the Company believes the risk of incurring losses related to credit risk is remote and any losses would be immaterial. No payments have been received by the Company under the terms of the agreement.

(14) FAIR VALUES OF FINANCIAL INSTRUMENTS

     SFAS No. 107, Disclosures About Fair Value of Financial Instruments, requires disclosure of fair value information about financial instruments, whether or not recognized in the statement of financial condition. Fair values are based on estimates using present value or other valuation techniques in cases where quoted market prices are not available. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. SFAS No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

     Estimated fair values, carrying values and various methods and assumptions used in valuing the Company's financial instruments are set forth below at December 31:


                                                      1995                   1996
                                              --------------------   --------------------
                                                         ESTIMATED              ESTIMATED
                                              CARRYING     FAIR      CARRYING     FAIR
                                               VALUE       VALUE      VALUE       VALUE
                                              --------   ---------   --------   ---------
        Financial assets:
          Cash(a)...........................  $   135     $   135    $    93     $    93
          Restricted cash(a)................      381         381        709         709
          Notes receivable(a)...............   41,263      41,263     46,616      46,616
          Residual interest in notes
             receivable sold(b).............    6,451       7,323     10,839      11,705
        Financial liabilities:
          Due to Parent(c)..................   22,284      22,284     21,316      21,316
          Recourse liability on notes
             sold(a)........................    2,535       2,535      5,409       5,409
          Notes payable(c)..................    2,542       2,542      1,055       1,055

                            TRENDWEST RESORTS, INC.
                             AND CERTAIN AFFILIATES

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)
          DECEMBER 31, 1994, 1995 AND 1996 AND MARCH 31, 1996 AND 1997
           (INFORMATION AS OF MARCH 31, 1997 AND FOR THE THREE MONTHS
                  ENDED MARCH 31, 1996 AND 1997 IS UNAUDITED)
                         (DOLLAR AMOUNTS IN THOUSANDS)

---------------

(a) The carrying value, prior to consideration of deferred gross profit in the case of notes receivable, is considered to be a reasonable estimate of fair value.

(b) Fair value is determined using estimated discounted future cash flows taking into consideration anticipated prepayment rates.

(c) The carrying value reported approximates fair value due to the variable interest rates charged on the borrowings.

     Because no market exists for a portion of the financial instruments, fair value estimates may be based on judgments regarding future instruments and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

     The fair market value of the interest rate cap agreement is based on current interest rates and is estimated to be $0 at December 31, 1995 and 1996.

(15) RELATED PARTY TRANSACTIONS


     (a) NOTES RECEIVABLE


     The Company, on an ongoing basis, acquires from and sells notes receivable to related parties. A summary of these transactions follows for the years ended December 31:


                                                           1994       1995        1996
                                                          ------     -------     ------
        Sales of notes receivable:
          Members of the Board of Directors of the
             Parent (at face value, full recourse)......  $9,714     $ 3,905     $3,350
          I&I Holdings, a subsidiary of the Parent (at
             face value, full recourse).................      13       1,321        232
          Parent Foundation (at face value, full
             recourse)..................................     297         191        211
        Purchases of notes receivable:
          Eagle Crest Partners, Ltd., a subsidiary of
             the Parent (at face value, full
             recourse)..................................   6,005      11,305      8,993
          Running Y Resorts, Ltd., a subsidiary of the
             Parent (at face value, full recourse)......      --          --      2,157


     With respect to notes receivable sold to members of the Board of Directors of the Parent and I&I Holdings of the Parent, the Company services such receivables without compensation.

     The outstanding balance of notes receivable sold with full recourse to related parties amounted to $18,747 and $18,512 at December 31, 1995 and 1996, respectively.

                            TRENDWEST RESORTS, INC.
                             AND CERTAIN AFFILIATES

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)
          DECEMBER 31, 1994, 1995 AND 1996 AND MARCH 31, 1996 AND 1997
           (INFORMATION AS OF MARCH 31, 1997 AND FOR THE THREE MONTHS
                  ENDED MARCH 31, 1996 AND 1997 IS UNAUDITED)
                         (DOLLAR AMOUNTS IN THOUSANDS)

     (b) WORLDMARK


     The Company manages the resort properties transferred to WorldMark under the terms of a management agreement which is subject to annual approval by the Members. Under the terms of the management agreement, the Company receives a management fee equal to the lesser of 15% of WorldMark's budgeted expenditures or net profit of WorldMark and is reimbursed for certain expenses. In addition, the Company is responsible for paying annual dues on Vacation Credits which it owns prior to their sale to customers. A summary of these transactions follows for the years ended December 31:



                                                            1994       1995       1996
                                                           ------     ------     ------
        WorldMark:
          Management fee income..........................  $  173     $  747     $1,103
          Dues expense incurred by Trendwest.............     137        512        273
          Reimbursed salaries............................     528      1,533      3,103
          Resort operations, maid and key service
             income......................................   1,034        332         --
          Other reimbursed expenses......................     170        297        323



     (c) PARENT AND OTHER RELATED PARTY



     In addition to the note payable to Parent described in note 6, the Company reimburses the Parent for administrative services received and its share of insurance expenses. Also, the Parent is named as the master servicer under the terms of certain sales of notes receivable and receives a servicing fee of 1.75% per annum of the sold receivables to service the receivable. The Parent subcontracts the servicing to Trendwest for a servicing fee of 1.25% per annum of the sold receivable balance. Trendwest also received a servicing fee from TRI Funding Company I, LLC of 1.75% per annum of the sold receivables' balance. Trendwest, in turn, subcontracts components of the servicing to a third-party servicer, SAGE. A summary of these transactions follows for the years ended December 31:



                                                             1994      1995       1996
                                                             ----     ------     ------
        Parent:
          Interest income..................................  $167     $   --     $  451
          Interest expense.................................   114      1,993      2,564
          Insurance expense................................   786        879      1,304
          Administrative service expense...................   544        723        913
          Servicing fee expense, net.......................   604      1,163      1,008
        TRI Funding Company I, LLC -- servicing fee
          income...........................................    --         --        925


(16) COMMITMENTS AND CONTINGENCIES

     (a) PURCHASE COMMITMENTS


     The Company routinely enters into purchase agreements with various developers to acquire and build resort properties. At December 31, 1996 and March 31, 1997, the Company had outstanding purchase commitments of $28,077 and $23,219, respectively, related to properties under development.

                            TRENDWEST RESORTS, INC.
                             AND CERTAIN AFFILIATES

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)
          DECEMBER 31, 1994, 1995 AND 1996 AND MARCH 31, 1996 AND 1997
           (INFORMATION AS OF MARCH 31, 1997 AND FOR THE THREE MONTHS
                  ENDED MARCH 31, 1996 AND 1997 IS UNAUDITED)
                         (DOLLAR AMOUNTS IN THOUSANDS)

     (b) TAX CONTINGENCY


     The Internal Revenue Service (IRS) is currently auditing the 1991, 1992 and 1993 tax returns of Trendwest, Inc., the former parent of the Company. The Company is a party to this matter. The IRS has issued a letter to Trendwest, Inc. setting forth the adjustments proposed by the examining agent. The letter recommends a finding for tax and interest totaling approximately $9,300. The finding relates primarily to the disallowance of all resort property costs. Trendwest, Inc. has appealed the letter and the Company believes that this matter is close to resolution and that the amount of any actual deficiency will not be material to the Company's financial position, results of operations or liquidity.


     (c) LITIGATION


     The Company is involved in various claims and lawsuits arising in the ordinary course of business. Management believes the outcome of these matters will not have a material adverse effect on the Company's financial position, results of operations or liquidity.


     (d) LEASE COMMITMENTS

     The Company has various operating lease agreements, primarily for sales offices. These obligations generally have remaining noncancelable terms of five years or less. Future minimum lease payments are as follows for the years ending December 31:

                    1997........................................  $1,255
                    1998........................................   1,044
                    1999........................................     922
                    2000........................................     807
                    2001........................................     363

     Rental expense amounted to $877, $1,126 and $1,426 for the years ended December 31, 1994, 1995 and 1996, respectively.

(17) SUBSEQUENT EVENTS


     On May 8, 1997, the Board of Directors of Trendwest (Board) authorized the filing of a registration statement with the Securities and Exchange Commission and the issuance of 5,193,693 shares of common stock (post-stock split) to Parent in conjunction with the Consolidation Transactions. The Consolidation Transactions occurred on June 30, 1997. The Board also authorized the pricing committee of the Board to declare a stock split in contemplation of the IPO, and amended the Company's articles of incorporation, subject to stockholder approval, to increase the number of authorized shares of common stock to 90,000,000 and to establish preferred stock with 10,000,000 shares authorized and terms to be determined by the Board.


     The Board also adopted the 1997 Stock Option Plan (the "1997 Plan") and authorized up to 5% of the number of common stock outstanding from time to time for issuance thereunder.


     As authorized, the pricing committee of the Board declared a 513.211 for 1 stock split effective July 2, 1997, the date of the filing of the amended articles of incorporation. The accompanying combined financial statements have been retroactively restated to give effect to this stock split.

                          INDEPENDENT AUDITORS' REPORT



Board of Directors


  WorldMark, The Club



     We have audited the accompanying balance sheets of WorldMark, The Club (the
Club) as of December 31, 1995 and 1996 and the related statements of revenues, expenses and changes in fund balances and cash flows for each of the years in the three year period ended December 31, 1996. These financial statements are the responsibility of the Club's management. Our responsibility is to express an opinion on these financial statements based on our audits.



     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.



     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of WorldMark, The Club as of December 31, 1995 and 1996 and the results of its operations and cash flows for each of the years in the three year period ended December 31, 1996 in conformity with generally accepted accounting principles.



     Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying information on future major repairs and replacements is not a required part of the basic financial statements but is supplementary information required by the American Institute of Certified Public Accountants. The information on condominiums owned is presented for purposes of additional analysis and is not a required part of the basic financial statements. We have applied certain limited procedures, which consisted principally of inquiries of management regarding the methods of measurement and presentation of the supplementary information. However, we did not audit the information and express no opinion on it.



                                          Molatore, Peugh, McDaniel, Scroggin &
                                          Co. LLP


                                          CERTIFIED PUBLIC ACCOUNTANTS


Klamath Falls, Oregon


March 31, 1997

                              WORLDMARK, THE CLUB


                                 BALANCE SHEETS



                                     ASSETS


                                                                                                            MARCH 31, 1997
                                DECEMBER 31, 1995                       DECEMBER 31, 1996                    (UNAUDITED)
                      -------------------------------------   --------------------------------------   ------------------------
                      OPERATING    REPLACEMENT     TOTAL      OPERATING    REPLACEMENT      TOTAL      OPERATING    REPLACEMENT
                         FUND         FUND       ALL FUNDS       FUND         FUND        ALL FUNDS       FUND         FUND
                      ----------   -----------   ----------   ----------   -----------   -----------   ----------   -----------
  Cash and cash
    equivalents.....  $  437,748   $       --    $  437,748   $  261,864   $  158,429    $   420,293   $  588,909   $  603,115
  Member dues
    receivable......   4,796,433           --     4,796,433    6,693,880           --      6,693,880    6,357,389           --
  Other
    receivables.....      68,556           --        68,556      261,968           --        261,968      453,050           --
  Marketable
    securities held
    to maturity.....     563,807    1,960,237     2,524,044      592,479    3,153,098      3,745,577      592,479    3,152,351
  Property and
    equipment,
    net.............      71,764           --        71,764      188,357           --        188,357      228,518           --
  Prepaids and other
    assets..........     227,585           --       227,585      458,079           --        458,079      607,884           --
                      ----------   ----------    ----------   ----------   ----------    -----------   ----------   ----------
        Total
        Assets......  $6,165,893   $1,960,237    $8,126,130   $8,456,627   $3,311,527    $11,768,154   $8,828,229   $3,755,466
                      ==========   ==========    ==========   ==========   ==========    ===========   ==========   ==========
                                                  LIABILITIES AND FUND EQUITY
Liabilities
  Accounts payable
    and accrued
    expenses........  $  533,427   $       --    $  533,427   $  393,172   $       --    $   393,172   $1,078,095   $       --
  Accounts payable
    to Developer....     500,698           --       500,698      622,370           --        622,370      497,895           --
  Deferred
    revenue.........   5,131,768           --     5,131,768    7,441,085           --      7,441,085    7,252,239           --
                      ----------   ----------    ----------   ----------   ----------    -----------   ----------   ----------
      Total
      Liabilities...   6,165,893           --     6,165,893    8,456,627           --      8,456,627    8,828,229           --
Fund Balance
  Reserve for
    replacements....          --    1,960,237     1,960,237           --    3,311,527      3,311,527           --    3,755,466
                      ----------   ----------    ----------   ----------   ----------    -----------   ----------   ----------
        Total
        Liabilities
        and Fund
        Balance.....  $6,165,893   $1,960,237    $8,126,130   $8,456,627   $3,311,527    $11,768,154   $8,828,229   $3,755,466
                      ==========   ==========    ==========   ==========   ==========    ===========   ==========   ==========


                         TOTAL
                       ALL FUNDS
                      -----------
  Cash and cash
    equivalents.....  $ 1,192,024
  Member dues
    receivable......    6,357,389
  Other
    receivables.....      453,050
  Marketable
    securities held
    to maturity.....    3,744,830
  Property and
    equipment,
    net.............      228,518
  Prepaids and other
    assets..........      607,884
                      -----------
        Total
        Assets......  $12,583,695
                      ===========

Liabilities
  Accounts payable
    and accrued
    expenses........  $ 1,078,095
  Accounts payable
    to Developer....      497,895
  Deferred
    revenue.........    7,252,239
                      -----------
      Total
      Liabilities...    8,828,229
Fund Balance
  Reserve for
    replacements....    3,755,466
                      -----------
        Total
        Liabilities
        and Fund
        Balance.....  $12,583,695
                      ===========



   The accompanying notes are an integral part of these financial statements.

                              WORLDMARK, THE CLUB

         STATEMENTS OF REVENUES, EXPENSES AND CHANGES IN FUND BALANCES

                                                                                                       YEAR ENDED DECEMBER 31,
                          YEAR ENDED DECEMBER 31, 1994            YEAR ENDED DECEMBER 31, 1995                  1996
                     --------------------------------------  --------------------------------------   -------------------------
                     OPERATING    REPLACEMENT      TOTAL      OPERATING    REPLACEMENT     TOTAL       OPERATING    REPLACEMENT
                        FUND         FUND        ALL FUNDS      FUND          FUND       ALL FUNDS       FUND          FUND
                     ----------   -----------   -----------  -----------   -----------   ----------   -----------   -----------
Revenues
  Member
    assessments..... $4,327,421   $       --    $ 4,327,421  $ 7,216,611   $       --    $7,216,611   $10,733,308   $       --
  Interest income...     13,763       27,292         41,055       15,366       86,630       101,996        20,558      177,421
  Other income......    700,538           --        700,538    1,459,503           --     1,459,503     2,090,532           --
                     ----------   ----------     ----------  -----------   ----------    ----------   -----------   ----------
        Total
          income....  5,041,722       27,292      5,069,014    8,691,480       86,630     8,778,110    12,844,398      177,421
                     ----------   ----------     ----------  -----------   ----------    ----------   -----------   ----------
Expenses
  Property operating
    expenses........  3,100,576      350,910      3,451,486    5,287,309      410,897     5,698,206     7,665,860      576,555
  General and
    administrative..  1,008,679           --      1,008,679    1,502,570           --     1,502,570     2,325,160           --
  Management fees
    paid to
    developer.......    172,531           --        172,531      746,672           --       746,672     1,102,954           --
                     ----------   ----------     ----------  -----------   ----------    ----------   -----------   ----------
        Total
         expenses...  4,281,786      350,910      4,632,696    7,536,551      410,897     7,947,448    11,093,974      576,555
                     ----------   ----------     ----------  -----------   ----------    ----------   -----------   ----------
Excess (Deficit) of
  Revenues Over
  Expenses..........    759,936     (323,618)       436,318    1,154,929     (324,267)      830,662     1,750,424     (399,134)
Fund Balance,
  Beginning of
  Year..............      3,324      689,933        693,257           --    1,129,575     1,129,575            --    1,960,237
Transfer to
  Replacement
  Fund..............   (763,260)     763,260             --   (1,154,929)   1,154,929            --    (1,750,424)   1,750,424
                     ----------   ----------     ----------  -----------   ----------    ----------   -----------   ----------
Fund Balance, End of
Year................ $       --   $1,129,575    $ 1,129,575  $        --   $1,960,237    $1,960,237   $        --   $3,311,527
                     ==========   ==========     ==========  ===========   ==========    ==========   ===========   ==========


                         TOTAL
                       ALL FUNDS
                      -----------
                     <
Revenues
  Member
    assessments.....  $10,733,308
  Interest income...      197,979
  Other income......    2,090,532
                      -----------
        Total
          income....   13,021,819
                      -----------
Expenses
  Property operating
    expenses........    8,242,415
  General and
    administrative..    2,325,160
  Management fees
    paid to
    developer.......    1,102,954
                      -----------
        Total
         expenses...   11,670,529
                      -----------
Excess (Deficit) of
  Revenues Over
  Expenses..........    1,351,290
Fund Balance,
  Beginning of
  Year..............    1,960,237
Transfer to
  Replacement
  Fund..............           --
                      -----------
Fund Balance, End of
Year................  $ 3,311,527
                      ===========



                                          FOR THE THREE MONTHS ENDED MARCH 31, 1996     FOR THE THREE MONTHS ENDED MARCH 31, 1997
                                                         (UNAUDITED)                                   (UNAUDITED)
                                          ------------------------------------------    -----------------------------------------
                                          OPERATING      REPLACEMENT        TOTAL       OPERATING      REPLACEMENT       TOTAL
                                             FUND           FUND          ALL FUNDS        FUND           FUND         ALL FUNDS
                                          ----------     -----------     -----------    ----------     -----------     ----------
Revenues
  Member assessments..................... $2,329,728     $       --      $ 2,329,728    $3,574,745     $       --      $3,574,745
  Interest income........................     15,479         30,290           45,769        14,236         49,405          63,641
  Other income...........................    482,497             --          482,497       672,862             --         672,862
                                          ----------     ----------       ----------    ----------     ----------      ----------
        Total income.....................  2,827,704         30,290        2,857,994     4,261,843         49,405       4,311,248
                                          ----------     ----------       ----------    ----------     ----------      ----------
Expenses
  Property operating expenses............  1,655,429         54,930        1,710,359     2,341,618        165,368       2,506,986
  General and administrative.............    527,767             --          527,767       700,265             --         700,265
  Management fees paid to Developer......    280,577             --          280,577       660,058             --         660,058
                                          ----------     ----------       ----------    ----------     ----------      ----------
        Total expenses...................  2,463,773         54,930        2,518,703     3,701,941        165,368       3,867,309
                                          ----------     ----------       ----------    ----------     ----------      ----------
Excess (Deficit) of Revenues Over
  Expenses...............................    363,931        (24,640)         339,291       559,902       (115,963)        443,939
Fund Balance, Beginning of Period........         --      1,960,237        1,960,237            --      3,311,527       3,311,527
Transfer to Replacement Fund.............   (363,931)       363,931               --      (559,902)       559,902              --
                                          ----------     ----------       ----------    ----------     ----------      ----------
Fund Balance, End of Period.............. $       --     $2,299,528      $ 2,299,528    $       --     $3,755,466      $3,755,466
                                          ==========     ==========       ==========    ==========     ==========      ==========



   The accompanying notes are an integral part of these financial statements.

                              WORLDMARK, THE CLUB


                            STATEMENTS OF CASH FLOWS


                                                                                                   YEAR ENDED DECEMBER 31,
                         YEAR ENDED DECEMBER 31, 1994           YEAR ENDED DECEMBER 31, 1995                 1996
                     -------------------------------------  -------------------------------------  ------------------------
                      OPERATING   REPLACEMENT     TOTAL      OPERATING   REPLACEMENT     TOTAL      OPERATING   REPLACEMENT
                        FUND         FUND       ALL FUNDS      FUND         FUND       ALL FUNDS      FUND         FUND
                     -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
Cash Flows From Operating
Activities
 Excess (deficit) of
   revenues over
   expenses......... $   759,936   $(323,618)  $   436,318  $ 1,154,929  $ (324,267)  $   830,662  $ 1,750,424  $ (399,134)
 Add non-cash items
   included in
   excess (deficit)
   of revenues over
   expenses
   Depreciation.....      12,698          --        12,698       13,538          --        13,538       33,206          --
   Amortization of
     premium and
     discount on
     marketable
     securities.....       2,752          --         2,752          452          --           452           --          --
 Changes in assets
   and liabilities
   Transfer to
   replacement
   fund.............    (763,260)    763,260            --   (1,154,929)  1,154,929            --   (1,750,424)  1,750,424
   (Increase) in
     member dues
     receivable.....  (1,098,738)         --    (1,098,738)  (1,722,150)         --    (1,722,150)  (1,897,447)         --
   (Increase)
     decrease in
     other
     receivables....       5,900          --         5,900      (63,986)         --       (63,986)    (193,412)         --
   (Increase) in
     prepaids and
     other assets...     (61,408)         --       (61,408)     (82,596)         --       (82,596)    (230,494)         --
   Increase
     (decrease) in
     accounts
     payable and
     accrued
     expenses.......      85,123          --        85,123      252,264          --       252,264     (140,255)         --
   Increase in
     accounts
     payable to
     Developer......      46,132          --        46,132      454,204          --       454,204      121,672          --
   Increase in
     deferred
     revenue........   1,090,183          --     1,090,183    1,985,299          --     1,985,299    2,309,317          --
                     -----------   ---------   -----------  -----------  -----------  -----------  -----------  -----------
   Net Cash Provided
     From Operating
     Activities.....      79,318     439,642       518,960      837,025     830,662     1,667,687        2,587   1,351,290
                     -----------   ---------   -----------  -----------  -----------  -----------  -----------  -----------
Cash Flows From
 Investing
 Activities
 Provided by
 maturity of
 marketable
 securities.........      99,000          --        99,000           --     275,000       275,000      100,000     254,000
 Used for
   investments in
   marketable
   securities.......    (255,774)   (567,936)     (823,710)    (347,257) (1,236,456)   (1,583,713)    (136,107) (1,446,861)
 Used for purchases
   of property and
   equipment........      (5,971)         --        (5,971)     (73,412)         --       (73,412)    (142,364)         --
                     -----------   ---------   -----------  -----------  -----------  -----------  -----------  -----------
   Net Cash Used For
     Investing
     Activities.....    (162,745)   (567,936)     (730,681)    (420,669)   (961,456)   (1,382,125)    (178,471) (1,192,861)
                     -----------   ---------   -----------  -----------  -----------  -----------  -----------  -----------
   Net Increase
     (Decrease) in
     Cash and Cash
     Equivalents....     (83,427)   (128,294)     (211,721)     416,356    (130,794)      285,562     (175,884)    158,429
Cash and Cash
 Equivalents,
 Beginning of
 Year...............     104,819     259,088       363,907       21,392     130,794       152,186      437,748          --
                     -----------   ---------   -----------  -----------  -----------  -----------  -----------  -----------
Cash and Cash
 Equivalents, End of
 Year............... $    21,392   $ 130,794   $   152,186  $   437,748  $       --   $   437,748  $   261,864  $  158,429
                     ===========   =========   ===========  ===========  ===========  ===========  ===========  ===========


                         TOTAL
                       ALL FUNDS
                      -----------
Cash Flows From Operating
Activities
 Excess (deficit) of
   revenues over
   expenses.........  $ 1,351,290
 Add non-cash items
   included in
   excess (deficit)
   of revenues over
   expenses
   Depreciation.....       33,206
   Amortization of
     premium and
     discount on
     marketable
     securities.....           --
 Changes in assets
   and liabilities
   Transfer to
   replacement
   fund.............           --
   (Increase) in
     member dues
     receivable.....   (1,897,447)
   (Increase)
     decrease in
     other
     receivables....     (193,412)
   (Increase) in
     prepaids and
     other assets...     (230,494)
   Increase
     (decrease) in
     accounts
     payable and
     accrued
     expenses.......     (140,255)
   Increase in
     accounts
     payable to
     Developer......      121,672
   Increase in
     deferred
     revenue........    2,309,317
                      -----------
   Net Cash Provided
     From Operating
     Activities.....    1,353,877
                      -----------
Cash Flows From
 Investing
 Activities
 Provided by
 maturity of
 marketable
 securities.........      354,000
 Used for
   investments in
   marketable
   securities.......   (1,582,968)
 Used for purchases
   of property and
   equipment........     (142,364)
                      -----------
   Net Cash Used For
     Investing
     Activities.....   (1,371,332)
                      -----------
   Net Increase
     (Decrease) in
     Cash and Cash
     Equivalents....      (17,455)
Cash and Cash
 Equivalents,
 Beginning of
 Year...............      437,748
                      -----------
Cash and Cash
 Equivalents, End of
 Year...............  $   420,293
                      ===========



   The accompanying notes are an integral part of these financial statements.

                              WORLDMARK, THE CLUB



                      STATEMENTS OF CASH FLOWS (CONTINUED)



                                                FOR THE THREE MONTHS ENDED MARCH       FOR THE THREE MONTHS ENDED MARCH 31,
                                                      31, 1996 (UNAUDITED)                       1997 (UNAUDITED)
                                               -----------------------------------     ------------------------------------
                                               OPERATING   REPLACEMENT     TOTAL       OPERATING   REPLACEMENT     TOTAL
                                                 FUND         FUND       ALL FUNDS       FUND         FUND       ALL FUNDS
                                               ---------   -----------   ---------     ---------   -----------   ----------
Cash Flows From Operating Activities
  Excess (deficit) of revenues over
    expenses.................................  $ 363,931    $ (24,640)   $ 339,291     $ 559,902    $(115,963)   $  443,939
  Add non-cash items included in excess
    (deficit) of revenues over expenses
    Depreciation.............................      5,097           --        5,097        12,972           --        12,972
    Amortization of premium and discount on
      marketable securities..................         --           --           --            --          747           747
  Changes in assets and liabilities..........
    Transfer to replacement fund.............   (363,931)     363,931           --      (559,902)     559,902            --
    Decrease in member dues receivable.......    227,514           --      227,514       336,461           --       336,461
    (Increase) decrease in other
      receivables............................     45,626           --       45,626      (191,082)          --      (191,082)
    (Increase) decrease in prepaids and other
      assets.................................     13,302           --       13,302      (149,805)          --      (149,805)
    Increase in accounts payable and accrued
      expenses...............................     64,057           --       64,057       684,923           --       684,923
    (Decrease) in accounts payable to
      Developer..............................   (106,702)          --     (106,702)     (124,475)          --      (124,475)
    Increase (decrease) in deferred
      revenue................................     11,993           --       11,993      (188,846)          --      (188,846)
                                               ---------    ---------    ---------     ---------    ---------    ----------
         Net Cash Provided From Operating
           Activities........................    260,887      339,291      600,178       380,148      444,686       824,834
                                               ---------    ---------    ---------     ---------    ---------    ----------
Cash Flows From Investing Activities
  Provided by maturity of marketable
    securities...............................         --       98,346       98,346            --           --            --
  Used for investments in marketable
    securities...............................   (136,722)    (423,008)    (559,730)           --           --            --
  Used for purchases of property and
    equipment................................    (52,888)          --      (52,888)      (53,103)          --       (53,103)
                                               ---------    ---------    ---------     ---------    ---------    ----------
         Net Cash Used For Investing
           Activities........................   (189,610)    (324,662)    (514,272)      (53,103)          --       (53,103)
                                               ---------    ---------    ---------     ---------    ---------    ----------
         Net Increase (Decrease) in Cash and
           Cash Equivalents..................     71,277       14,629       85,906       327,045      444,686       771,731
Cash and Cash Equivalents, Beginning of
  Period.....................................    437,748           --      437,748       261,864      158,429       420,293
                                               ---------    ---------    ---------     ---------    ---------    ----------
Cash and Cash Equivalents, End of Period.....  $ 509,025    $  14,629    $ 523,654     $ 588,909    $ 603,115    $1,192,024
                                               =========    =========    =========     =========    =========    ==========


   The accompanying notes are an integral part of these financial statements.

                              WORLDMARK, THE CLUB



                         NOTES TO FINANCIAL STATEMENTS


          DECEMBER 31, 1994, 1995 AND 1996 AND MARCH 31, 1996 AND 1997


        (INFORMATION AS OF MARCH 31, 1997 AND FOR THE THREE MONTHS ENDED


                     MARCH 31, 1996 AND 1997 IS UNAUDITED)



NOTE 1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES



     Description of Business -- The Club is organized as a nonprofit mutual benefit corporation and is engaged in the business of operating and maintaining resort properties for use by its members. The Club has entered into a vacation timeshare program with Trendwest Resorts, Inc. (the Developer) whereby the Developer acquires or develops condominium resort properties and transfers ownership of completed units free and clear of any liens or encumbrances to the Club in exchange for the exclusive right to sell vacation timeshare credits assigned to those units.



     Parties purchasing timeshare credits from the Developer become members of the Club and have the right to use any resort condominium in the system subject to availability and the number of credits the member has available for use.



     The Club has entered into a management agreement with the Developer to manage and operate the resort properties. The Club pays for all operating, maintenance and replacement costs.



     Member Assessments -- Members pay dues and special assessments to the Club to cover operating costs and to provide funds for estimated future replacements of the resort properties. Members are billed annually on their membership date for their total annual dues which are due and payable on a quarterly basis. Revenue is recognized on member dues as it is earned on a monthly basis.



     Member dues receivable at the balance sheet date represent the total annual dues billed to the members less the amount of quarterly dues paid. Deferred revenue at the balance sheet date represents dues billed but not yet earned.



     To encourage prompt payment of member dues, the Club's policy is to suspend the member's right to use the Club facilities when members become thirty days or more delinquent in payment of their dues. The Club has the right to foreclose vacation credits for the nonpayment of dues and allow the Developer to resell the vacation credits subject to the Developer paying any outstanding membership dues associated with the credits repossessed. Since the Developer desires to resell the credits, delinquent dues are generally paid by the Developer resulting in no loss to the Club.



     Unsold vacation timeshare credits are held by the Developer and any dues assessed against those credits are paid by the Developer.



                                                        DECEMBER 31,
                                                  -------------------------    MARCH 31,
                                                     1995          1996          1997
                                                  -----------   -----------   -----------
        Vacation credits........................  212,120,790   304,713,004   348,525,000
        Vacation credits held by the
          Developer.............................    3,215,790     8,085,004    29,271,003



     Basis of Presentation -- The Club follows the financial reporting practices of Common Interest Realty Associations (CIRAs) as presented in the AICPA Audit and Accounting Guide for CIRAs (AICPA Guide). The Guide defines as common property, property such as the Club's, wherein title or other evidence of ownership is held directly by a CIRA.



     Fund Accounting -- The Club uses fund accounting to observe the limitations and restrictions placed on its financial resources by its governing documents. Financial resources are classified for accounting and reporting purposes in the following funds established according to their nature and purpose:



          Operating Fund -- This fund is used to account for financial resources available for the general operations of the Club.

                              WORLDMARK, THE CLUB



                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)


          DECEMBER 31, 1994, 1995 AND 1996 AND MARCH 31, 1996 AND 1997


        (INFORMATION AS OF MARCH 31, 1997 AND FOR THE THREE MONTHS ENDED


                     MARCH 31, 1996 AND 1997 IS UNAUDITED)



NOTE 1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)


          Replacement Fund -- This fund is used to accumulate financial resources designated for future major repairs and replacements.



     Other Income -- Consists primarily of fees paid by members (bonus time) for additional usage of condominiums not in use by members subject to availability which primarily covers operating costs.



     Cash And Cash Equivalents -- The Club considers all highly liquid investments purchased with an original maturity date of 90 days or less to be cash equivalents.



     Reserve for Replacements -- An annual provision for replacements, based on management's study of useful lives, is made to the extent required for the estimated cost of refurbishing and replacing the interiors and furnishings of the condominium units owned by the Club and maintaining the exteriors and common areas of properties wholly owned by the Club. Actual expenditures may vary from estimated future expenditures and the variations may be material. Actual expenditures for replacements and renovations are charged to the replacement fund.



     Reserve funds for replacement are held in separate savings accounts and investments and are generally not available for expenditures for normal operations.



     Estimates Required for Financial Reporting -- The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.



     Interim Financial Data -- The unaudited interim financial statements have been prepared on the same basis as the audited financial statements and, in the opinion of management, include all adjustments (consisting of only normal recurring adjustments) necessary to present fairly the financial information set forth therein, in accordance with generally accepted accounting principles. The Club's interim results may be subject to fluctuations. As a result the Club believes the results of operations for the interim periods are not necessarily indicative of the results to be expected for any future period.



NOTE 2. FINANCIAL INSTRUMENTS



     Financial Instruments -- The Company's recorded financial instruments consist of cash, cash equivalents, member dues receivable, marketable securities and accounts payable. The fair value of these financial instruments (except marketable securities) approximate their recorded values.



     Marketable securities consist entirely of long-term U.S. Treasury Notes that management intends to hold to maturity.



                                                            DECEMBER 31,
                                                      -------------------------
                                                         1995           1996
                                                      ----------     ----------
                Amortized cost......................  $2,524,044     $3,745,577
                Fair market value...................   2,551,361      3,714,530
                Gross unrealized gains..............      34,638         11,697
                Gross unrealized losses.............       7,321         42,744

                              WORLDMARK, THE CLUB



                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)


          DECEMBER 31, 1994, 1995 AND 1996 AND MARCH 31, 1996 AND 1997


        (INFORMATION AS OF MARCH 31, 1997 AND FOR THE THREE MONTHS ENDED


                     MARCH 31, 1996 AND 1997 IS UNAUDITED)



NOTE 2. FINANCIAL INSTRUMENTS (CONTINUED)


     Marketable securities held to maturity will mature at face value without regard to market gains or losses. Maturities as of December 31, 1996 were as follows:



                Within 1 year....................................  $  908,000
                1-5 years........................................   1,892,000
                6-10 years.......................................     917,000
                                                                   ----------
                          Total..................................  $3,717,000
                                                                   ==========



NOTE 3 -- PROPERTY AND EQUIPMENT



     Major classifications of property and equipment include the following:



                                                             DECEMBER 31,
                                                         ---------------------
                                                           1995         1996
                                                         --------     --------
                Office equipment.......................  $115,323     $264,224
                Building improvements..................       650        1,726
                                                         --------     --------
                                                          115,973      265,950
                Accumulated depreciation...............    44,209       77,593
                                                         --------     --------
                                                         $ 71,764     $188,357
                                                         ========     ========



     In conformity with industry practice, as stated in the AICPA Guide, the Club's policy for recognizing common property as assets in its balance sheet is to recognize (a) common personal property and (b) real property to which it has title and that it can dispose of for cash while retaining the proceeds or that is used to generate significant cash flows from members on the basis of usage or from nonmembers. The AICPA Guide defines as common property, property such as the Club's, wherein title or other evidence of ownership is held directly by a CIRA. All condominium units in the WorldMark system are held by the Club directly because the Developer transfers the real property directly to the Club when it is placed in service. The primary purpose of the properties is for use by members. The properties are not held for sale, nor do they generate significant cash flows on the basis of usage. Accordingly, condominium units transferred from the Developer, and the related furnishings of such properties, are not recorded in the Club's financial statements because of the restrictions imposed by the by-laws on the board of directors' right to dispose of common properties. Common personal property used to operate and maintain the units and office equipment are recorded at cost and depreciated using the straight-line method over the estimated useful life. Depreciation expense for the years ended December 31, 1994, 1995 and 1996 totaled $12,698, $13,538 and $33,206, respectively.



     The Club held title to 499 and 746 condominium units at December 31, 1995 and 1996, respectively. The condominium units are located in Washington, Oregon, Hawaii, Nevada, California, British Columbia and Mexico.



NOTE 4 -- INCOME TAXES



     The Club is taxed as a corporation under Section 277 of the Internal Revenue Code. No provision for current or deferred income taxes has been included in these financial statements as net income for the operating fund is zero and taxable income is insignificant. The Club treats a portion of the dues paid by members as a nontaxable contribution to capital for future capital improvements under Section 118 of the Internal Revenue Code.

                              WORLDMARK, THE CLUB



                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)


          DECEMBER 31, 1994, 1995 AND 1996 AND MARCH 31, 1996 AND 1997


        (INFORMATION AS OF MARCH 31, 1997 AND FOR THE THREE MONTHS ENDED


                     MARCH 31, 1996 AND 1997 IS UNAUDITED)



NOTE 5 -- COMMITMENTS



     The Club holds title to condominiums in Hawaii on land subject to noncancelable operating leases which expire in the years 2024 and 2029.



     Future minimum rental payments for years ending December 31 are:



                1997.............................................  $   30,284
                1998.............................................      30,284
                1999.............................................      30,284
                2000.............................................      30,284
                2001.............................................      30,284
                Thereafter.......................................     906,210
                                                                   ----------
                                                                   $1,057,630
                                                                   ==========



     Total rental expense for operating leases amounted to $15,090, $24,485 and $25,337 for the years ended December 31, 1994, 1995 and 1996, respectively.



NOTE 6 -- RELATED PARTY TRANSACTIONS



     The Club has entered into a management agreement with the Developer which is subject to annual approval by the members. Under the terms of the management agreement, the Club pays a management fee equal to the lesser of 15% of the Club's budgeted expenditures or net profit of the Club. In addition, the Developer is responsible for paying annual dues on vacation credits which it owns prior to their sale to members. The Club reimburses the Developer for certain direct expenses including payroll and payroll taxes, rent, telephone and postage. A summary of these transactions follows for the years ended December 31:



                                                        1994           1995           1996
                                                     ----------     ----------     ----------
    Dues on unsold vacation credits held in
      inventory....................................  $  136,546     $  512,353     $  273,234
    Management fee expense.........................     172,531        746,672      1,102,954
    Reimbursed wages...............................     528,321      1,533,074      3,102,717
    Other reimbursed expenses......................     170,276        296,755        323,495
    Resort operations, maid and key services.......   1,033,975        331,729             --



NOTE 7 -- CONCENTRATIONS OF CREDIT RISK



     Member assessments receivable are due from economically diverse individuals principally in the Western United States; the Developer has indicated that as long as it is financially capable it would purchase all foreclosed vacation credits for the unpaid dues recorded on the books of the Club and the Club is secured by a collateral position in the vacation memberships sold.



     Marketable securities consist entirely of obligations of the U.S.
Government.



     The Club regularly has demand accounts on hand in financial institutions which exceed depositors' insurance provided by the applicable guarantee agency.

                           SUPPLEMENTARY INFORMATION

                              WORLDMARK, THE CLUB

                         SCHEDULE OF CONDOMINIUMS OWNED
                               DECEMBER 31, 1996

                                                                                     DEVELOPER'S
                                                 NUMBER OF        ACQUISITION          COST OF
                 NAME/LOCATION                     UNITS             DATES           ACQUISITION
-----------------------------------------------  ---------     -----------------     -----------
Northshore Estates.............................      57        9/10/91-11/25/96      $ 7,082,210
  Bass Lake, California
Palm Springs...................................      64        7/14/95-8/12/96         8,244,535
  Palm Springs, California
Discovery Bay..................................      32        1/24/92-12/21/95        4,546,791
  Port Townsend, Washington
Eagle Crest....................................      55        12/15/89-12/31/96       6,082,962
  Redmond, Oregon
Birch Bay......................................      52        11/26/90-7/21/95        7,305,114
  Blaine, Washington
Kapaa Shores...................................      42        7/5/91-7/31/96          7,060,943
  Kapaa, Kauai, Hawaii
Lake Chelan Shores.............................      13        8/1/90-3/25/94          1,545,937
  Chelan, Washington
Mariner Village................................      32        6/30/94-10/27/94        4,282,346
  Ocean Shores, Washington
Otter Crest....................................       9        9/12/89-5/10/91           698,170
  Otter Rock, Oregon
Park Village...................................      48        7/8/92-11/13/96         6,512,717
  Leavenworth, Washington
Sundance on the Edge...........................      25        2/28/92-12/21/94        4,088,792
  Whistler, BC Canada
Surfside Inn...................................      25        9/20/91-11/6/92         1,441,659
  Ocean Park, Washington
Tahoe Summit Village...........................      50        1/25/91-9/10/93         5,055,088
  Stateline, Nevada
Valley Isle....................................      14        9/26/89-8/29/94         2,595,247
  Lahaina, Maui, Hawaii
Pismo Beach....................................      20        4/30/93                 2,783,686
  Pismo Beach, California
Coral Baja.....................................      74        11/16/94-9/20/96       13,106,817
  San Jose Del Cabo, Mexico
Gleneden.......................................      80        3/13/96-9/16/96        12,532,945
  Gleneden Beach, Oregon
Big Bear.......................................      12        4/5/96                  1,160,844
  Big Bear Lake, California
Las Vegas......................................      42        12/16/96                2,698,863
  Las Vegas, Nevada
                                                    ---                              -----------
     Total.....................................     746                              $98,825,666
                                                    ===                              ===========

                              WORLDMARK, THE CLUB


       SUPPLEMENTAL INFORMATION ON FUTURE MAJOR REPAIRS AND REPLACEMENTS


                               DECEMBER 31, 1996



                                                              ESTIMATED      ESTIMATED    COMPONENTS
                                                              REMAINING       CURRENT         OF
                                                             USEFUL LIVES   REPLACEMENT    RESERVE
                                                               (YEARS)         COSTS       BALANCE
                                                             ------------   -----------   ----------
Roofs, decks and exteriors.................................   2.5 to 19.5   $ 1,349,480   $  187,894
Cabinets, counters, furnaces, water heaters, tile, vinyl...   5.5 to 14.5     3,415,893    1,468,834
Furnishing and equipment...................................    1.5 to 9.5     4,528,045    1,654,799
                                                                             ----------   ----------
          Total............................................                 $ 9,293,418   $3,311,527
                                                                             ==========   ==========

=========================================================

     No dealer, salesperson or any other person has been authorized to give any information or to make any representations other than those contained in this Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company, by the Selling Stockholder or by any of the Underwriters. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the registered securities to which this Prospectus relates or any offer to any person in any jurisdiction where such an offer would be unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information herein is correct as of any time subsequent to the date hereof.
                           --------------------------

                               TABLE OF CONTENTS
                           --------------------------


                                          Page
                                          ----
Prospectus Summary......................    3
Risk Factors............................   10
Use of Proceeds.........................   17
Dividend Policy.........................   17
Capitalization..........................   18
Dilution................................   19
Selected Combined Financial and
  Operating Data........................   20
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations............................   21
Business................................   28
Management..............................   42
Certain Transactions....................   47
Principal and Selling Stockholders......   50
Description of Capital Stock............   50
Certain Provisions of Oregon Law and of
  Trendwest's Articles of Incorporation
  and Bylaws............................   51
Shares Eligible For Future Sale.........   53
Underwriting............................   54
Legal Matters...........................   55
Experts.................................   55
Change in Accountants...................   56
Additional Information..................   58
Index to Financial Statements...........  F-1



     Until September   , 1997 (25 days after the date of this Prospectus), all
dealers effecting transactions in the registered securities, whether or not participating in this distribution, may be required to deliver a Prospectus. This is in addition to the obligation of dealers to deliver a Prospectus when acting as underwriters and with respect to their unsold allotment or subscriptions.

=========================================================
=========================================================


                                2,875,000 SHARES


                         [TRENDWEST RESORTS, INC. LOGO]

                                  COMMON STOCK

                          ---------------------------

                                   PROSPECTUS
                          ---------------------------

                             MONTGOMERY SECURITIES
                              SALOMON BROTHERS INC

                                August   , 1997

=========================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION



     The following table sets forth the costs and expenses, other than underwriting discounts and commissions, in connection with the sale and distribution of the shares of Common Stock being registered hereby. All of such costs and expenses are estimates, except the Commission registration fee and the NASD filing fee, and all of such costs are payable by the Company.



        Commission registration fee......................................  $   14,978
        NASD filing fee..................................................       5,176
        The Nasdaq Stock Market listing fee..............................      50,000
        Accounting fees and expenses.....................................     600,000
        Blue Sky fees and expenses.......................................      10,000
        Legal fees and expenses..........................................     250,000
        Printing and engraving expenses..................................     130,000
        Transfer agent fees..............................................       5,000
        Miscellaneous expenses...........................................      34,846
                                                                           ----------
                  Total..................................................  $1,100,000
                                                                           ==========



ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS



     Sections 60.387 through 60.414 of the Oregon Business Corporation Act authorize a court to award, or a corporation's board of directors to grant, indemnification to directors and officers on terms sufficiently broad to permit indemnification under certain circumstances for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act"). Article X of the Registrant's Articles of Incorporation (Exhibit 3.1 hereto) provide for indemnification of the Registrant's directors to the maximum extent permitted by Oregon law. Article X of the Registrant's Articles of Incorporation also permits the Registrant's board of directors to indemnify the Registrant's officers, employees and agents up to the maximum extent permitted by Oregon law. The directors and officers of the Registrant also may be indemnified against liability they may incur for serving in such capacity pursuant to a liability insurance policy maintained by the Company for such purpose.



     Section 60.047(2)(d) of the Oregon Business Corporation Act authorizes a corporation to limit a director's liability to the corporation or its stockholders for monetary damages for acts or omissions as a director, except in the event of (i) a breach of the director's duty of loyalty to the corporation or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) an unlawful corporate distribution, or (iv) a transaction from which the director derived an improper personal benefit. Article IX of the Registrant's Articles of Incorporation contains provisions implementing, to the fullest extent permitted by Oregon law, such limitations on a director's liability to the Registrant and its stockholders.



     The proposed form of Underwriting Agreement (Exhibit 1.1 hereto) contains certain provisions regarding the indemnification of officers and directors of the Registrant by the Underwriters.



     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referenced in Item 14 of this Registration Statement, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.



ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES



     During 1995, the Registrant sold the indicated number of shares of its Common Stock (pre-split) to the following individuals who were directors or executive officers of the Registrant:



                                                                             PURCHASE
                               NAME                     NUMBER OF SHARES      PRICE
            ------------------------------------------  ----------------     --------
            Jerol Andres                                       875           $303,210
            Paul Loberg                                        875            303,210
            William F. Peare                                   875            303,210
            Jeffrey Sites                                      175             17,900
            Michael Moyer                                      105             10,050
            Jerry Lynch                                         49              6,300
            Ron Buzard                                          45              8,865
            Jules Wolfson                                       35              4,500
            Larry Kenney                                        35              4,500
            Alice Heuple                                        14              1,800
            Jim McBride                                         14              1,800



     Payments for all of these sales were made in the form of a promissory note with interest at 9% per annum. All of the promissory notes have been fully paid.



     These sales were exempt under Section 4(2) of the Securities Act.


ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) Exhibits


         1.1    Form of Underwriting Agreement among the Registrant, the Selling Stockholder,
                JELD-WEN, inc. ("Jeld-Wen") and the Underwriters.
         3.1    Amended and Restated Articles of Incorporation of the Registrant, dated July
                2, 1997.
         3.2    Amended and Restated Bylaws of the Registrant.
         5.1    Opinion of Foster Pepper & Shefelman PLLC.
       *10.1    Management Agreement (Fourth Amended) between the Registrant and WorldMark, the Club ("WorldMark"), dated September 30, 1994.
       *10.2    Software Support and Maintenance Agreement between the Registrant and Sage
                Systems, Inc. ("Sage"), dated           , 1994.
       *10.3    Service Agreement between the Registrant and Sage, dated January 1, 1996.
       *10.4    Software Transfer Agreement between the Registrant, Sage and James McBride,
                Sr., dated August, 1994.
        10.5    Escrow Agreement between the Registrant, Club Esprit (predecessor to
                WorldMark) and Sage, dated as of October 25, 1990.
       *10.6    Form of WorldMark Retail Installment Contract Vacation Owner Agreement.
        10.7    Indenture among the Registrant, TRI Funding Company I, L.L.C. and LaSalle
                National Bank, dated as of March 1, 1996.
        10.8    Servicing Agreement among the Registrant, TRI Funding Company I, L.L.C., Sage and LaSalle National Bank, dated as of March 1, 1996.
        10.9    Purchase and Sale Agreement among the Registrant, Trendwest Funding I, Inc.,
                TWH Funding I, Inc. and TRI Funding Company I, L.L.C., dated March 1, 1996.

       10.10    Receivables Purchase Agreement among the Registrant, TW Holdings, Inc. and
                Trendwest Funding I, Inc., dated March 1, 1996.
      *10.11    Loan and Security Agreement between the Registrant and Greyhound Financial
                Corporation, dated as of May 5, 1993.
      *10.12    Receivables Purchase Agreement between Registrant and TW Holdings, Inc., dated
                December 1, 1993.
      *10.13    Receivables Purchase Agreement between Eagle Crest Partners, Ltd. and TW
                Holdings, Inc., dated December 1, 1993.
      *10.14    Receivables Transfer Agreement among TW Holdings, Inc., Seattle-First National
                Bank and Jeld-Wen, dated as of December 1, 1993.
       10.15    Nonexclusive Limited Assignment among the Registrant, Eagle Crest Partners,
                Ltd. and WorldMark, dated September 20, 1996.
       10.16    Nonexclusive Limited Assignment among the Registrant, Running Y, Inc. and
                WorldMark dated September 20, 1996.
      *10.17    Purchase Agreement among the Registrant, Eagle Crest Partnership, Ltd.,
                Roderick C. Wendt and Richard L. Wendt, dated December 30, 1992.
      *10.18    Purchase Agreement among the Registrant, Roderick C. Wendt and Richard L.
                Wendt, dated April 1, 1993.
       10.19    Purchase Agreement between the Registrant and Jeld-Wen Foundation, dated March
                13, 1992.
      *10.20    Purchase Agreement between the Registrant and Jeld-Wen, dated March 15, 1993.
      *10.21    Purchase Agreement between the Registrant and Jeld-Wen, dated September 30,
                1993.
      *10.22    Purchase Agreement between the Registrant and Jewel W. Kintzinger, dated
                October 12, 1993.
       10.23    Servicing Escrow Agreement between Jewel Kintzinger, the Registrant and Sage, dated October 12, 1993.
      *10.24    Articles of Incorporation of WorldMark, the Club, dated December 10, 1992.
       10.25    Bylaws of WorldMark, dated December 2, 1994.
       10.26    Form of Employment Agreement between William F. Peare and the Registrant.
       10.27    Form of Employment Agreement between Jeffery P. Sites and the Registrant.
       10.28    Trendwest Resorts, Inc. 1997 Employee Stock Option Plan.
       10.29    Stock Purchase Agreement between Trendwest Resorts, Inc. and JELD-Wen, inc.
       10.30    Stock Purchase Agreement between Trendwest Resorts, Inc. and I&I Holdings,
                Ltd.
       *16.1    Letter re change in Certifying Accountant.
        16.2    Letter re change in Certifying Accountant.
        21.1    List of all Subsidiaries of the Registrant.
        23.1    Consent of Foster Pepper & Shefelman PLLC (contained in its opinion included as Exhibit 5.1).
        23.2    Consent of KPMG Peat Marwick LLP.
        23.3    Consent of Molatore, Peugh, McDaniel, Scroggin & Co. LLP.
        23.4    Consent of Harry L. Demorest
        23.5    Consent of Michael P. Hollern
        23.6    Consent of Linda M. Tubbs
       *24.1    Power of Attorney from officers and directors (contained on signature page).
        27.1    Financial Data Schedule (three months)
        27.2    Financial Data Schedule (one year)


---------------


*Previously filed

     (b) Financial Statement Schedules



     None. Schedules are omitted because of the absence of the conditions under which they are required or because the information required by such omitted schedules is set forth in the financial statements or the notes thereto.



ITEM 17. UNDERTAKINGS



     (a) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrants pursuant to the foregoing provisions, or otherwise, the registrants have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrants of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrants will, unless in the opinion of their counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by them is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.



     (b) The registrant hereby undertakes that:



          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.



          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.



          (c) The registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, Trendwest Resorts, Inc. has duly caused this Amendment No. 2 to its Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Bellevue, State of Washington, on July 23, 1997.


                                          TRENDWEST RESORTS, INC.

                                          By:     /s/ JEFFERY P. SITES
                                            ------------------------------------
                                            Jeffery P. Sites
                                            Executive Vice President


     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.



          /s/ WILLIAM F. PEARE*             President, Chief Executive Officer   July 23, 1997
------------------------------------------   and Director (Principal Executive
             William F. Peare                            Officer)

          /s/ JEFFERY P. SITES*                  Executive Vice President,       July 23, 1997
------------------------------------------      Chief Operating Officer and
             Jeffery P. Sites                            Director

          /s/ GARY A. FLORENCE*                  Vice President, Treasurer       July 23, 1997
------------------------------------------      and Chief Financial Officer
             Gary A. Florence                  (Principal Financial Officer)

           /s/ JEROL E. ANDRES*                          Director                July 23, 1997
------------------------------------------
             Jerol E. Andres

         /s/ DOUGLAS KINTZINGER*                         Director                July 23, 1997
------------------------------------------
            Douglas Kintzinger

          /s/ RODERICK C. WENDT*                         Director                July 23, 1997
------------------------------------------
            Roderick C. Wendt

        *By: /s/ JEFFERY P. SITES
------------------------------------------
             Jeffery P. Sites
             Attorney-in-Fact

                                 EXHIBIT INDEX

     (a) Exhibits


                                                                                     SEQUENTIALLY
    EXHIBIT                                                                            NUMBERED
    NUMBER                                 DESCRIPTION                                   PAGE
    -------   ---------------------------------------------------------------------  ------------
      1.1     Form of Underwriting Agreement among the Registrant, the Selling
              Stockholder, JELD-WEN, inc. ("Jeld-Wen") and the Underwriters........
      3.1     Amended and Restated Articles of Incorporation of the Registrant,
              dated July 2, 1997...................................................
      3.2     Amended and Restated Bylaws of the Registrant........................
      5.1     Opinion of Foster Pepper & Shefelman PLLC............................
    *10.1     Management Agreement (Fourth Amended) between the Registrant and
              WorldMark, the Club ("WorldMark"), dated September 30, 1994..........
    *10.2     Software Support and Maintenance Agreement between the Registrant and
              Sage Systems, Inc. ("Sage"), dated           , 1994..................
    *10.3     Service Agreement between the Registrant and Sage, dated January 1,
              1996.................................................................
    *10.4     Software Transfer Agreement between the Registrant, Sage and James
              McBride, Sr., dated August, 1994.....................................
     10.5     Escrow Agreement between the Registrant, Club Esprit (predecessor to
              WorldMark) and Sage, dated as of October 25, 1990....................
    *10.6     Form of WorldMark Retail Installment Contract Vacation Owner
              Agreement............................................................
     10.7     Indenture among the Registrant, TRI Funding Company I, L.L.C. and
              LaSalle National Bank, dated as of March 1, 1996.....................
     10.8     Servicing Agreement among the Registrant, TRI Funding Company I,
              L.L.C., Sage and LaSalle National Bank, dated as of March 1, 1996....
     10.9     Purchase and Sale Agreement among the Registrant, Trendwest Funding
              I, Inc., TWH Funding I, Inc. and TRI Funding Company I, L.L.C., dated
              March 1, 1996........................................................
     10.10    Receivables Purchase Agreement among the Registrant, TW Holdings,
              Inc. and Trendwest Funding I, Inc., dated March 1, 1996..............
    *10.11    Loan and Security Agreement between the Registrant and Greyhound
              Financial Corporation, dated as of May 5, 1993.......................
    *10.12    Receivables Purchase Agreement between Registrant and TW Holdings,
              Inc., dated December 1, 1993.........................................
    *10.13    Receivables Purchase Agreement between Eagle Crest Partners, Ltd. and
              TW Holdings, Inc., dated December 1, 1993............................
    *10.14    Receivables Transfer Agreement among TW Holdings, Inc., Seattle-First
              National Bank and Jeld-Wen, dated as of December 1, 1993.............
     10.15    Nonexclusive Limited Assignment among the Registrant, Eagle Crest
              Partners, Ltd. and WorldMark, dated September 20, 1996...............
     10.16    Nonexclusive Limited Assignment among the Registrant, Running Y, Inc.
              and WorldMark dated September 20, 1996...............................
    *10.17    Purchase Agreement among the Registrant, Eagle Crest Partnership,
              Ltd., Roderick C. Wendt and Richard L. Wendt, dated December 30,
              1992.................................................................
    *10.18    Purchase Agreement among the Registrant, Roderick C. Wendt and
              Richard L. Wendt, dated April 1, 1993................................

                                                                                     SEQUENTIALLY
    EXHIBIT                                                                            NUMBERED
    NUMBER                                 DESCRIPTION                                   PAGE
    -------   ---------------------------------------------------------------------  ------------
     10.19    Purchase Agreement between the Registrant and Jeld-Wen Foundation, dated March 13, 1992.................................................
    *10.20    Purchase Agreement between the Registrant and Jeld-Wen, dated March
              15, 1993.............................................................
    *10.21    Purchase Agreement between the Registrant and Jeld-Wen, dated
              September 30, 1993...................................................
    *10.22    Purchase Agreement between the Registrant and Jewel W. Kintzinger, dated October 12, 1993...............................................
     10.23    Servicing Escrow Agreement between Jewel Kintzinger, the Registrant and Sage, dated October 12, 1993.....................................
    *10.24    Articles of Incorporation of WorldMark, the Club, dated December 10,
              1992.................................................................
     10.25    Bylaws of WorldMark, dated December 2, 1994..........................
     10.26    Form of Employment Agreement between William F. Peare and the
              Registrant...........................................................
     10.27    Form of Employment Agreement between Jeffery P. Sites and the
              Registrant...........................................................
     10.28    Trendwest Resorts, Inc. 1997 Employee Stock Option Plan..............
     10.29    Stock Purchase Agreement between Trendwest Resorts, Inc. and
              JELD-WEN, inc.
     10.30    Stock Purchase Agreement between Trendwest Resorts, Inc. and I&I
              Holdings, Ltd.
    *16.1     Letter re change in Certifying Accountant............................
     16.2     Letter re change in Certifying Accountant............................
     21.1     List of all Subsidiaries of the Registrant...........................
     23.1     Consent of Foster Pepper & Shefelman PLLC (contained in its opinion included as Exhibit 5.1).............................................
     23.2     Consent of KPMG Peat Marwick LLP.....................................
     23.3     Consent of Molatore, Peugh, McDaniel, Scroggin & Co. LLP.............
     23.4     Consent of Harry L. Demorest.........................................
     23.5     Consent of Michael P. Hollern........................................
     23.6     Consent of Linda M. Tubbs............................................
    *24.1     Power of Attorney from officers and directors (contained on signature page)................................................................
     27.1     Financial Data Schedule (three months)...............................
     27.2     Financial Data Schedule (one year)...................................


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*  Previously filed